TRICO BANCSHARES

2006 SUMMARY ANNUAL REPORT

a growing community

CONVENIENCE

SERVICE



In 1975 with $1 million in capital, the founders of Tri Counties Bank committed themselves to creating a new community bank that would better serve the unique needs of local people. They accomplished what they set out to do. Thirty-one years later, the TriCo values established by our founders, trust, respect, integrity, communication, and opportunity, have built one of California's premier community banks. We provide a full range of financial products to consumer and commercial customers at 54 locations throughout California's growing Central Valley. The Bank uses a variety of delivery platforms including traditional and supermarket branches that are open 7 days-a-week until as late as 8 p.m., a network of 62 ATMs, newly enhanced online banking and a 24-hour Telephone Banking Center.


Chico

- One of California's largest regional community banks
- Total assets grew to $1.92 billion at year-end 2006
- 13.4% increase in earnings from 2005
- NASDAQ Symbol: TCBK, NASDAQ Global Select Company
- 54 locations – 6 new openings in 2006
- Over 700 employees


GROWTH IN NET INCOME
$28,000
$26,000
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$ 0
In thousands
02
03
04
05
06


approvals
All loans

Market Place In-Store Banking Team, Yuba City, California.
Top performing branch in 2006.

Chico Mall Banking Team.



"Anyone can be a banker if you know anything about computers or math... but to make it a career? You have to love people. And you have to love to be a part of their life, because there is nothing more intense than being part of someone's financial life."

- Julie Jones, vice president, branch manager and 30 year employee



Tri Counties Bank is committed to providing learning opportunities for every Bank employee to expand their knowledge, enhance their skills, and optimize their performance.

Our customers enjoy the convenience of banking where they shop, 7 days a week.



To Our Shareholders



I am proud to announce that TriCo Bancshares reported another year of record earnings for 2006. The Bank continues to edge closer to the $2 billion in assets mark. Diluted earnings per share increased from $1.45 for the year ended 2005 to $1.64 at year-end 2006. Total loans of the Company increased $125 million to $1.510 billion at year-end and total deposits increased $102 million to $1.599 billion at December 31, 2006.

If there is a word that illustrates the year 2006 for Tri Counties Bank, it is "expansion." We continued our aggressive growth strategy in the thriving Central Valley of California, opening a total of six new branches and remodeling two existing branches. We finished the year with 54 branches in our network. With eleven locations in the greater Sacramento area, the density allows us to continue to build our brand and acquire more Northern California customers who value the convenience and service of Tri Counties Bank.

Our primary growth channel continues to be through grocery store branches. While grocery store locations cannot stand on their own without the support of a traditional branch system, they remain a vital and important part of our future success. We continue to have great confidence in in-store banking and in the coming year, we have plans to open three new grocery store branches through our grocery store partners.

The key to our achievements in retail banking, specifically in-store banking, is our ability to offer first class products and services delivered when and where our customers choose to do business. Our customers continue to appreciate and utilize the services and conveniences provided through our in-store banking delivery channel. Together, our in-store and traditional banking branches create our unique and successful community banking experience.

"If there is a word that illustrates the year 2006 for Tri Counties Bank, it is expansion."

Tri Counties Bank business customers continued to find good reason to finance and grow their organizations with our commercial banking group. Now more than ever, businesses are also leveraging the power of our electronic banking tools to meet their needs. Our cash management solutions, for both small and larger businesses, have proved very convenient and efficient. We will continue to invest in ways to improve our customers' abilities to bank when and where they want.

Our employees continue to find ways of delivering for our shareholders. That is often driven by the fact that our employees *are* shareholders of the company. They continue to find ways to grow our customer base and create efficiencies to help control our overhead costs. Their dedication truly sets us apart. We remain committed to drive financial results for our shareholders, our customers, our communities and our employees.

Thank you for your continued confidence and support.

Sincerely,

Richard P. Smith
President and CEO

Chairman's Message


NK

In reviewing 2006, the highlight of the year has to be Thursday, September 21st. Members of the board and management rang the bell for the opening of the NASDAQ trading day in New York City on Times Square. This represents another milestone for the Company as TriCo Bancshares is one of the only companies with headquarters north of Sacramento to ever ring the opening bell.

We were privileged to have four directors attend the opening of NASDAQ, representing a cross section of the Board. Founding member, Don Murphy, attended, as well as Carroll Taresh, accompanied by his wife Nancy. Carroll worked for the Company as an executive for 20 years and after retiring joined the Board in 1998. Mike Koehnen, one of our newest directors and myself were also in attendance. Our management team was well represented by Rick Smith, CEO, and his wife Becki; Tom Reddish, CFO; Richard O'Sullivan and Andrew Mastorakis, executive vice presidents; and Nicole Johansson, marketing manager, who arranged the event.

TriCo Bancshares has been on NASDAQ since April 19, 1993, and has since achieved the status of NASDAQ Global Select, which was established in 2006. Only a select group of companies have been picked to join NASDAQ Global Select and it is a mark of achievement and distinction for qualified companies, representing a commitment to providing investors with superior market quality.

Corporate Governance continues to be in the public eye. As chairman of the Board, I am proud to see that TriCo Bancshares' corporate governance quotient (CGQ), as ranked by the institutional shareholders service, is again extremely high. CGQ uses a comprehensive set of objectives and consistently applies criteria for each of the companies rated. The data base features corporate governance ratings on more than 8,000 companies world-wide and includes other underlying data points for up to 63 corporate governance variables categorized in four areas of focus: 1) board of directors, 2) audit, 3) anti-takeover provisions, and 4) executive and director compensation. TriCo Bancshares rated better than 87.5% of the Russell 3,000 and better than 90.9% of the Banking Sector.

2006 represented another record year of growth in size and earnings for the Company. Our continued growth is attributed to our employees, our customers, our shareholders and the communities we serve.

Sincerely,

William J. Casey
Chairman of the Board

Five Year Selected Financial Data

(in thousands, except share data)

	2006	2005	2004	2003	2002
Statement of Operations Data:					
Interest income	**$120,323**	$98,756	$84,932	$73,969	$64,696
Interest expense	**34,445**	20,529	13,363	13,089	12,914
Net interest income	**85,878**	78,227	71,569	60,880	51,782
Provision for loan losses	**1,289**	2,169	2,901	1,058	2,755
Noninterest income	**26,255**	24,890	24,794	22,909	19,180
Noninterest expense	**66,726**	62,110	60,828	55,719	46,016
Income before income taxes	**44,118**	38,838	32,634	27,012	22,191
Provision for income taxes	**17,288**	15,167	12,452	10,124	8,122
Net income	**$26,830**	$23,671	$20,182	$16,888	$14,069
Share Data:					
Earnings per share[2]:					
Basic	**$1.70**	$1.51	$1.29	$1.11	$1.00
Diluted	**1.64**	1.45	1.24	1.07	0.98
Per share[2]:					
Dividends paid	**$0.48**	$0.45	$0.43	$0.40	$0.40
Book value at December 31	**10.69**	9.52	8.79	8.16	7.01
Tangible book value at December 31	**9.60**	8.25	7.45	6.79	6.72
Average common shares outstanding[2]	**15,812**	15,708	15,660	15,282	14,038
Average diluted common shares outstanding[2]	**16,383**	16,331	16,270	15,757	14,386
Shares outstanding at December 31	**15,857**	15,708	15,723	15,668	14,122
Balance Sheet Data at December 31:					
Loans, net	**$1,492,965**	$1,368,809	$1,158,442	$969,570	$673,836
Total assets	**1,919,966**	1,841,275	1,627,506	1,469,638	1,145,265
Total deposits	**1,599,149**	1,496,797	1,348,833	1,236,823	1,005,237
Debt financing and notes payable	**39,911**	31,390	28,152	22,887	22,924
Junior subordinated debt	**41,238**	41,238	41,238	20,619	–
Shareholders' equity	**169,436**	149,493	138,132	127,960	99,014
Financial Ratios:					
For the year:					
Return on assets	**1.44%**	1.38%	1.33%	1.27%	1.35%
Return on equity	**16.61%**	16.30%	15.20%	14.24%	15.03%
Net interest margin[1]	**5.14%**	5.14%	5.32%	5.23%	5.61%
Net loan losses to average loans	**0.04%**	0.04%	0.12%	0.34%	0.22%
Efficiency ratio[1]	**58.99%**	59.64%	62.46%	65.62%	63.73%
Average equity to average assets	**8.68%**	3.49%	8.72%	8.91%	9.00%
At December 31:					
Equity to assets	**8.82%**	8.12%	8.50%	8.71%	8.65%
Total capital to risk-adjusted assets	**11.44%**	10.79%	11.86%	11.56%	11.97%
Allowance for loan losses to loans	**1.12%**	1.17%	1.24%	1.31%	1.99%

[1] Fully taxable equivalent

[2] Per-share figures retroactively adjusted to reflect 2-for-1 stock split in the form of a stock dividend effective April 30, 2004

GROWTH IN NET INCOME

In thousands


$28,000
$26,000
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$ 0
02
03
04
05
06

GROWTH IN TOTAL ASSETS

In thousands


$2,000,000
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$ 0
02
03
04
05
06

NET INTEREST INCOME

In thousands


$90,000
$80,000
$70,000
$60,000
$50,000
02
03
04
05
06

DILUTED EARNINGS PER SHARE[2]


$1.75
$1.50
$1.25
$1.00
$0.75
02
03
04
05
06

TOTAL DEPOSITS

In thousands


$1,600,000
$1,500,000
$1,400,000
$1,300,000
$1,200,000
$1,000,000
02
03
04
05
06

TOTAL NET LOANS

In thousands


$1,500,000
$1,400,000
$1,300,000
$1,200,000
$1,000,000
$900,000
$800,000
$700,000
$600,000
02
03
04
05
06

We will continue working to fulfill the promise of our organization. We've made great progress. And we're not done yet.


Craig Carney
Senior Vice President
Chief Credit Officer
Thomas Reddish
Executive Vice President
Chief Financial Officer
Andrew Mastorakis
Executive Vice President
Retail Banking
Rick Smith
President and
Chief Executive Officer
Rick Miller
Senior Vice President
Director of Human
Resources
Richard O'Sullivan
Executive Vice President
Wholesale Banking
Ray Rios
Senior Vice President
Manager Information
Systems
Rick Hagstrom

Executive Management Team

A major reason for our continued success is, without a doubt, our sincere commitment to remaining a community bank. We believe that as we continue to grow we must remain focused on our goal to serve the unique banking needs of local communities while utilizing our resources as a regional financial institution. Our culture of local decision making, employee empowerment and community involvement combine to create an environment that fosters exceptional achievement.

Our veteran senior management team has the talent, the passion and the vision to successfully lead and keep Tri Counties Bank growing into the future—improving the financial success of our shareholders, customers, communities, and employees.



Common Stock Market Prices and Dividends

The Company's common stock is traded on the NASDAQ Global Select Market System ("NASDAQ") under the symbol "TCBK." The following table shows the high and the low closing sale prices of the common stock for each quarter in the past two years, as reported by NASDAQ[1]:

2006:	High	Low
Fourth quarter	$27.90	$24.61
Third quarter	$27.38	$23.05
Second quarter	$28.32	$24.95
First quarter	$28.32	$22.39
2005:		
Fourth quarter	$24.49	$21.00
Third quarter	$25.07	$20.84
Second quarter	$22.34	$19.07
First quarter	$23.40	$19.35

As of March 5, 2007, there were approximately 1,716 shareho ders of record of the Company's common stock. On March 5, 2007, the closing sales price was $23.56.

The Company has paid cash dividends on its common stock in every quarter since March 1990, and it is currently the intention of the Board of Directors of the Company to continue payment of cash dividends on a quarterly basis. There is no assurance, however, that any dividends will be paid, since they are dependent upon earnings, financial condition and capital requirements of the Company and the Bank. As of December 31, 2006, $52,476,000 was available for payment of dividends by the Company to its shareholders, under applicable laws and regulations. The Company paid cash dividends of $0.12 per common share in each of the quarters ended December 31, 2006, September 30, 2006, June 30, 2006, March 31, 2006, and December 31, 2005, and $0.11 per common share in each of the quarters ended September 30, 2005, June 30, 2005, and March 31, 2005.

Performance Graph

The following graph presents the cumulative total yearly shareholder return from investing $100 on December 31, 2001, in each of TriCo Common Stock, The Russell 3000 Index and the SNL Western Bank Index. The SNL Western Bank Index compiled by SNL Financial includes banks located in California, Oregon, Washington, Montana, Hawaii and Alaska with market capitalization similar to TriCo's. The amounts shown assume that any dividends were reinvested. The performance graph represents past performance and should not be considered to be an indication of future performance.


Total Return Performance
TriCo Bancshares
Russell 3000
SNL Western Bank
Index Value
350
300
250
200
150
100
50
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
Period Ending December 31,

Source: SNL Financial LC, Charlottesville, VA © 2007

Index	2001	2002	2003	2004	2005	2006
TriCo Bancshares	100.00	134.01	176.94	268.24	273.57	324.12
Russell 3000	100.00	78.46	102.83	115.11	122.16	141.35
SNL Western Bank	100.00	109.41	148.21	168.43	175.36	197.86



Opening Opportunities:
TriCo Rings the NASDAQ Opening Bell



In attendance for the event were (left to right):

Nicole Johansson, marketing manager; Mike Koehnen, board member; Tom Reddish, EVP and CFO; Lynn Poole, daughter of Don Murphy; Richard O'Sullivan, EVP of Wholesale Banking; Rick Smith's wife, Becki Smith; Don Murphy, a founding board member; President and CEO Rick Smith; Andrew Mastorakis, EVP of Retail Banking; Jeff Singer, RVP NASDAQ; Chairman of the Board of Directors William J. Casey; and board member Carroll Taresh along with wife Nancy.

"We have really come a long way since our humble beginnings operating from a portable trailer with $1,000,000 of original capital."

- Rick Smith
President & CEO


Growing Everyday
TCBK

Thursday, September 21st, 2006, marked a special milestone for TriCo Bancshares as members of the Board and Management rang the opening bell for the beginning of the trading day in the NASDAQ Marketsite studios on New York City's Times Square.

TriCo Bancshares has been trading on NASDAQ since April 19, 1993, and has since achieved the status of NASDAQ Global Select. The NASDAQ Global Select was established on July 1, 2006. Very few companies have been picked to join the NASDAQ Global Select and it is a proud mark of achievement and distinction for qualified companies. The TCBK listing on NASDAQ Global Select represents a commitment to providing our investors with superior market quality.



Rick Smith alongside wife Becki, celebrate with TriCo executives and board members following the opening of the trading day.


+1.2%



Board of Directors

Alex A. Vereschagin, Jr.
Secretary of the Board
Member since 1975
Secretary-Treasurer,
Plaza Farms & General Partner,
Vereschagin Co., Orland

Carroll R. Taresh
Member since 1998
Executive Officer
Tri Counties Bank, Chico
Retired 1996

Steve G. Nettleton
Member since 2003
Former President, Chico Heat Baseball Club, LLC, Member of Board of Trustees of Enloe Medical Center and of CSU, Chico Advisory Board, Chico

Michael W. Koehnen
Member since 2002
Owner, CF Koehnen & Sons
Orchard & Apiary Operations,
Ordbend

Donald J. Amaral
Chairman of Audit Committee
Member since 2003
Retired Healthcare Industry
CEO, Whittel High School
Baseball Coach
Glenbrook, Nevada



Donald E. Murphy
Vice Chairman of the Board
Member since 1975
Vice President & General Manager
J.H. McKnight Ranch, Nelson

John S.A. Hasbrook
Member since 2002
President Hasbrook-Fetter Farms, Inc., SunWest Wild Rice Co., Inc., Winters

William J. Casey
Chairman of the Board
Member since 1989
Healthcare Consultant, Chico

Richard P. Smith
Member since 1999
President & CEO TriCo Bancshares
and Tri Counties Bank, Chico

Craig S. Compton
Member since 1989
President, AVAG, Inc. Aerial
Application Business, Richvale

TriCo Bancshares

In 1975, a group of business people, farmers and professionals recognized the need for an independent community bank in Chico, California. The focus would be on small entrepreneurial and agricultural businesses, using retail banking as a source of stable core deposits. With $1 million in capital, Tri Counties Bank was founded with a modest vision of a three-branch bank.

In 1981, TriCo Bancshares was formed as a holding company with the Bank as its subsidiary. The Company then formed two subsidiary business trusts to issue trust preferred securities: TriCo Capital Trust I and II. Tri Counties Bank, TriCo Capital Trust I, and TriCo Capital Trust II are currently the only subsidiaries of TriCo Bancshares. At year-end 2006, the company had capital exceeding $169 million.



In the past 15 years the Redding *Rotary Ducky Derby Race* has returned over $1,550,396 to local communities for youth development programs and drug and alcohol-free activities. Tri Counties Bank is proud to be a sponsor of this annual event.

Community Connections

Tri Counties Bank proudly contributes to programs, organizations, events and activities that enhance the quality of life in the communities we serve. More than simply writing checks to support health care, education, the arts and community improvement, we also give an even more valuable resource – the active involvement of our bankers who donate their time to causes which they are passionate about. It's part of our philosophy. It's the spirit of making lasting connections with our communities.



Andrew Mastorakis, EVP of Retail Banking, alongside customer Chris Marx, owner Modern Building, and the Tri Counties Bank sponsored Chico Corsa Cycling Club at the start of the Paskenta Century race.



Tri Counties Bank employees partnered with the Butte County After School Program to help children in need as part of the "Coats for Kids Program."



Proud sponsor of the
2006 Dolphin Dash.
Folsom, California



Tri Counties Bank is a proud supporter and
the "Official Bank" of the Sacramento Ballet.





Tri Counties Bank employees fill boxes of food for the 2006 Salvation Army "Share Your Christmas" food drive in Redding. In coordination with KRCR-TV, this year's drive brought in record amounts of food for Northern California families in need.

"At its heart, a business is really a collection of people you have who represent your product or service. Our people do that in an amazing way."

– Rick Smith
President and CEO



From left to right:
Tri Counties Bank Relationship Manager Mark Edwards, along with donor Greg Webb, partner/owner Webb Homes; Chico High School Principal, Melvin Clay, Jr.; donor and local developer, Tony Symmes, and Tri Counties Bank Credit Administration Supervisor Bill Ide for the dedication of the newly resurfaced Chico High School track.


TRI COUNTIES BANK
McMANUS SCHOOL
500.00
FIVE HUNDRED DOLLARS
DONATION

Tri Counties Bank stepped in
to help send the 5th grade class
at McManus School on an annual
outdoor education trip to Monterey.



Welcome to Tri Counties Bank Country!

Crescent City
Yreka
Weed
Mt. Shasta
Fall River Mills
Burney
Redding (4)
Palo Cedro
Anderson
Cottonwood
Susanville
Red Bluff
Chico (6)
Covelo
Orland
Paradise
Willows
Durham
Oroville
Marysville
Grass Valley
Yuba City (3)
Lincoln
Antelope
Woodland
Roseville (2)
Middletown
Folsom (3)
Sacramento (3)
Elk Grove
Brentwood
San Francisco
Modesto
Patterson
Turlock
Gustine
Chowchilla
Fresno
Visalia
Bakersfield
Los Angeles
TRI COUNTIES BANK

2006 Branch Openings:

Market Place ISB
Yuba City Wal-Mart Supercenter

Empire Ranch ISB
Folsom Raley's

Arena Blvd ISB
Natomas Bel Air

Anderson ISB
Wal-Mart Supercenter

Antelope ISB
Wal-Mart Supercenter

Elk Grove ISB
Raley's

2007 Expansion Opportunities

American Canyon, inside Wal-Mart Supercenter

West Sacramento, inside Wal-Mart Supercenter

Modesto, inside Raley's



S & S Produce



Woof & Poof

"The best banking institutions always seem to have the best customers. It's certainly true in our case."

- Rick Smith
President and CEO



The Sacramento Ballet

U.S. Night Vision Technologies




S&S
VITAMINS
NATURAL FOODS

The S&S storefront is a local landmark in the Chico community.

Home Grown Success

Roy and Evelyn Stewart opened S&S Produce in 1968. Their son, Rich Stewart, and daughter, Joyce Rogers, carry on the family legacy today selling locally grown, organic and natural foods, as well as fresh seafood, natural beef, and free-range poultry at an old-fashioned butcher shop.

According to Rich Stewart, S&S Produce prides itself on carrying the local brands. The store is a trustworthy source for information and the shoppers and employees know each other by name.

"I have tremendous confidence in our relationship with Tri Counties Bank. They are truly our business partner."

- Rich Stewart, S&S Produce

Chico Downtown Branch Manager Brian Endamano, with S&S Vitamin Specialist Donald Payne.



"We are fortunate to have such great support from the local community," said Stewart, "many of our customers have been shopping here for 25 years or more."

The Stewart family has been banking with Tri Counties Bank for years.

"I have tremendous confidence in our relationship with Tri Counties Bank. They are truly our business partner," said Stewart. "They are the local bank and we have a great relationship with our bankers."


Organic
A Better Way To Grow
TOFU
FOODS THAT ARE GRO
& PROCESSED USING
ASPARAGUS
WHITE CORN
FENNEL
WATERCRESS
WEEKLY
SPECIAL
BROCCOLI
PARSLEY
ITALIAN PARSLEY
RESH PRODUCE
ARTICHOKES
$1.99 EA.
BROCCOLI CROWNS
$2.59 lb.
CARRO
$9.99

ft to right: Donald Payne, Joyce Rogers,
th Stewart, Dick Triplett and Lowell Donaldson




80% Info only Info only Info only Info only
38% 38% 38% 38% 38%
Zone Zone Zone Zone Zone
0 0 0 0 0 0 0 0 0 0 0 0 0 0 0
0 0 0 0 0 0 0 0 0 0 0 0 0 0 0
0 2 2 0 2 2 0 2 2 0 2 2 0 0 2

It's great to know that your products are saving lives and defending our country.

– Chris Byrd
Founder/Owner U.S. Night Vision Technologies

The Power of Vision

Founded by Chris Byrd, U.S. Night Vision Technologies manufactures highly specialized equipment such as goggles, monoculars, weapon sights and night vision devices primarily supplied to military, law enforcement and security agencies around the world.

Originally from the Sacramento area, Byrd realized the lower cost of living and cost of doing business in the growing Roseville area would be beneficial for his company. He made the decision to relocate his family and company. U.S. Night Vision has been thriving ever since.

"This is a great company with a lot of potential. U.S. Night Vision fits very well into the growth strategies of Tri Counties Bank"

John Barbieri and Chris Byrd, owners of U.S. Night Vision Corporation.

This highly specialized equipment enables personnel on the ground or in the air to essentially "own the night" by providing them with enhanced situational awareness. Enhanced Night Vision Goggles (ENVG) incorporate image intensification and thermal sensors into a combined image or overlay imagery.

"We have a product that helps our soldiers in combat, as well as our local police and law enforcement in fighting crime," said Byrd. "It's great to know that your products are saving lives and defending our country."

Chris Byrd and his partner, John Barbieri, chose Tri Counties Bank to meet their unique financial needs. Their Banker, Don Fuller, comments, "This is a great company with a lot of potential. U.S. Night Vision fits very well into the growth strategies of Tri Counties Bank and we have a lot to offer our new customers to help them achieve their goals."



"Running the business keeps me busy, but I can always count on a personal phone call from the bank checking in on me."

\- Jackie Headley, owner of Woof & Poof Manufacturing



So Far Sew Good

Jackie Headley is the owner of Woof & Poof, a Chico-based company established in 1975 that manufactures hand-sewn gift items. Her products are sold through her retail outlet store **Made In Chico**, as well as across the nation to retailers such as **Nordstrom's, Coldwater Creek, Jackson & Perkins** and about 2,500 other small and large gift stores.

"We make anything we think could be a fun gift that we can sew," said Headley, who still designs all of her product lines. "We started out with pillows and it just sort of went from there to covered hot water bottles and various different items such as aprons, pot holders, Christmas stockings, Halloween items, door hangers ... things that can be decorative."

Headley started the business with a $750 loan from her parents—enough to purchase two sewing machines. Today, more than 30 years later, she has a 15,000 square foot warehouse and production facility with 43 employees who produce more than 300 products. The hand-sewn gifts, affectionately known as "woofs" and "poofs," are whimsical and decorative, sophisticated enough for a gallery situation and cute enough to fit into a contemporary or country home.

Woof & Poof has been banking at Tri Counties Bank since 1986. "I like Tri Counties Bank because of the exceptional service I receive from them," said Headley. "Running the business keeps me busy, but I can always count on a personal phone call from the Bank checking in on me."



Jackie Headley prides herself on keeping Woof & Poof an American-made business. She feels that the unique quality of her products keeps the customers coming back.

"Our Banker, Dean Baldwin, and his team are very hands-on, making our day-to-day and long-term banking needs easy to manage. It's great to have a local community partner who meets our business needs and also supports the arts in the Sacramento region."

- Kerri Warner, executive director of The Sacramento Ballet

photo: Jay Mather



A Passion for Excellence



The Sacramento Ballet is as well known for Artistic Director Ron Cunningham's world premieres of such works as *Carmina Burana*, *The Rite of Spring* and *Bolero* as it is for his classics, including *The Nutcracker*, *Romeo and Juliet* and *Cinderella*.

Founded in 1954, The Sacramento Ballet provides our community with a high quality, resident company of professional artists from across the United States, Europe and Asia. The Ballet provides the region with a range of education and outreach programs and performs a variety of classical and contemporary works choreographed by masters and emerging artists, performing a minimum of five productions annually and reaching an audience of approximately 80,000 seasonally.

The artistic vision of the Ballet is dedicated to developing and sustaining an informed, enthusiastic and broad-based audience for dance and the performing arts, while increasing accessibility to the arts for the entire community. The Sacramento Ballet's education and outreach efforts focus on working with students who are educationally at risk, and on providing encouragement, enrichment, and role models to Sacramento's youth.

Tri Counties Bank was the music sponsor for the 2006 Nutcracker season.





your bank

Convenience. Service. Access.
We are committed to our value proposition of delivering local service, the convenience of supermarket banking, and 7 day-a-week access.



Debbie Noel, Fall River branch manager, with **Guy Watson**, vice president and northern traditional regional manager.

(L to R): **Monica Canchola**, vice president, regional operations manager, **Cindy Bennington-Foor**, vice president and southern traditional regional manager, and **Kay Armstrong**, vice president and direct banking manager.

Bindu Jaduram, sales manager with **Chimene Sonsteng**, expansion project manager.

Below: **Cher Matthews**, vice president, northern in-store regional manager, greets another new Tri Counties Bank customer.


TRI COU
S BANK
fe improvement bank.
TRI COUNTIES BANK



AJ Elias, vice president and southern in-store regional manager

Retail Banking

Yeah We're OPEN 7 DAYS A WEEK

"Success for us is determined by earning the opportunity to serve more customers and more of their financial needs. Our aim is to be the dominant local choice in the markets we serve."

Andrew Mastorakis
Executive Vice President
Retail Banking

In the intensely competitive industry of banking, anticipating your customers' needs and meeting their expectations is essential for growth. Every interaction with a customer is a chance to improve their financial life and strengthen our relationship. Success for us is determined by earning the opportunity to serve more customers and more of their financial needs. Our aim is to be the dominant local choice in the markets we serve.

We continued our aggressive expansion plans in the Central Valley in 2006, opening six new in-store branches and continuing to develop our retail partnerships. With an increased focus in the greater Sacramento metropolitan area, all new branches are showing early success as measured by acquired customer households, deposit balances and loan application volume.

While we continue to grow, we also strive to maintain the hometown community feeling upon which we were founded. Our full-service branches are located in neighborhoods, local downtowns, inside leading retail stores, and in metropolitan areas where traditional branches serve as financial "hubs." And our Life Improvement Bankers are committed to earning and maintaining the role of "trusted advisor" to every customer they serve.

Convenience. Service. Access. We are committed to our value proposition of combining professional, local service, the convenience of one-stop shopping and access to a banker 7 days a week. With extended hours that keep many of our branches open as late as 8 p.m., Tri Counties Bank goes the extra mile to offer unprecedented value to customers with busy lifestyles who appreciate our "high-touch" service and the convenience of having their bank inside a store where they are already doing their shopping.

2006 Expansion Highlights:

- Three new branches inside Raley's markets in the cities of Folsom, North Natomas and Elk Grove.
- Three branches inside Wal-Mart Supercenters in Yuba City, Antelope and Anderson.
- Remodeled and fully expanded our Bakersfield Business Office into a full-service Financial Center, paving the way for more consumer traffic.
- Remodeled and expanded our Red Bluff in-store branch.

"Our relationship with Tri Counties Bank is a real asset to running our businesses."

Michael W. Koehnen, partner, Riverwest Processing, Inc., owner, CF Koehnen & Sons, Orchard & Apiary Operations, Ordbend




RIVERWEST
PROCESSING INC.
PREMIUM CALIFORNIA NUT PROCESSING

Riverwest Processing, Inc., located in Glenn, California, was founded in 2004 by the Koehnen and Paiva families, with the mission to provide a first-class processing destination for growers, and a complete supply solution for customers seeking high-quality, natural California-grown almonds.

Their state-of-the-art facility is situated on 40 acres, and has quickly become a large independent nut processor, shipping to customers worldwide.

Wholesale Banking

"For 31 years, Tri Counties Bank has provided commercial banking solutions to businesses of every size and description."



Richard O'Sullivan
Executive Vice President
Wholesale Banking

Our relationship managers continued to build success in 2006 with strong growth in commercial, agriculture and commercial real estate loans. Our leasing representatives became better integrated into the process resulting in increased production.

At Tri Counties Bank, we are financial experts, a resource our clients can come to—and depend on—to give advice about the financing they need to succeed. It's not only about loans, we provide a full menu of financial services such as our sophisticated cash management tools including: corporate online banking (eCash Management), sweep accounts, lock box service and positive pay to assist with cash flow.

Planning for the future is critical for a business to succeed. Our relationship managers realize that efficient utilization of cash with our deposit services is very important. For clients looking to learn more about financial management, Tri Counties Bank provides educational seminars on financial management and other topics to help our clients be more efficient and better informed about the day-to-day finances of their companies.

"The seminar is intended to allow business owners to refresh the basics of financial management. It also provides an opportunity for them to step back and take a wider look at their business. They can then sharpen their goals and plan for long term success."

Our team of corporate client services officers continues to grow; we now have specialists in each market area available to discuss our convenient and user-friendly cash management products. We are continually upgrading, researching and adding the latest products to better serve customers. Corporate Client Services enjoys a high customer referral rate because of excellent customer training and support.

Committed to its ambitious goals for 2007 and beyond, the Tri Counties Bank Wholesale Banking Team will continue to participate in the growth and innovation of customized relationships that our Company is known for, characterized by the high level of success our clients enjoy both personally and professionally.

Corporate Client Manager Toni Wilson and her team deliver extensive one-on-one training and support on a wide array of web-based tools.



Investment Services

"Our financial advisors play an important role in providing meaningful financial planning strategies and solutions."

Dan Bay
Vice President Tri Counties Bank;
Branch Manager Raymond James

Twenty-two years ago Tri Counties Bank began offering what was then described as "non-traditional investment products" to our bank customers.

In September of two-thousand the Bank developed a relationship with Raymond James Financial Services, and every year since Tri Counties Bank has been recognized by RJFS for our superior performance. This relationship has allowed our Raymond James financial advisors the ability to offer the full resources of a large, multinational financial services organization including a full complement of wealth management solutions to uniquely successful individuals and families. Many of these families are either baby boomers or small business owners or both. Both of these markets have and will play a key roll for the investment services department.

When you consider that the "boomer generation" controls more than $7 trillion in wealth and owns 77% of all financial assets, our continued focus in this area is important to both Tri Counties Bank and the baby boomer generation. Our financial advisors play an important role in providing meaningful financial planning strategies and solutions.

With 77 million baby boomers retiring in the next 20 years, the IRA rollover market will reach $500 billion per year by 2010. Five years from now we'll get to the point where there are 10,000 people retiring every week and it's not as easy as simply rolling over assets, but instead it's a financial planning and budgeting exercise that our experienced Financial Advisors are well trained for and in a position to capitalize on.

Increasing customer awareness of the capabilities of our investment services department and ultimately the increased penetration in this important market segment is a key objective for us in 2007 and beyond.

Dan Bay presents a check with KRCR Channel 7 News Anchor, Jennifer Scarborough, to Captain Ray Yant. The Chico Investment Services group has organized this holiday fundraiser for several years running to benefit the local Salvation Army.


TRI COUNTIES BANK

Securities and investment advisory services are offered through Raymond James Financial Services, Inc., Member NASD/SIPC, an independent broker/dealer, and are: NOT FDIC insured. NOT GUARANTEED by Tri Counties Bank or any other federal government agency. Subject to risk and may lose value.

Report of Independent Registered Public Accounting Firm

The Board of Directors
TriCo Bancshares:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TriCo Bancshares and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006 (not presented herein); and in our report dated March 13, 2007, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

KPMG LLP
Sacramento, California
March 13, 2007

Consolidated Balance Sheets

(in thousands, except share data)

	At December 31,	
	2006	2005
Assets:		
Cash and due from banks	**$102,220**	$90,562
Federal funds sold	**794**	2,377
Cash and cash equivalents	**103,014**	92,939
Securities available-for-sale	**198,361**	260,278
Federal Home Loan Bank stock, at cost	**8,320**	7,602
Loans, net of allowance for loan losses of $16,914 and $16,226	**1,492,965**	1,368,809
Foreclosed assets, net of allowance for losses of $180 and $180	--	--
Premises and equipment, net	**21,830**	21,291
Cash value of life insurance	**43,536**	41,768
Accrued interest receivable	**8,727**	7,641
Goodwill	**15,519**	15,519
Other intangible assets, net	**1,666**	4,407
Other assets	**26,028**	21,021
Total assets	**$1,919,966**	$1,841,275
Liabilities and Shareholders' Equity:		
Liabilities:		
Deposits:		
Noninterest-bearing demand	**$420,025**	$368,412
Interest-bearing	**1,179,124**	1,128,385
Total deposits	**1,599,149**	1,496,797
Federal funds purchased	**38,000**	96,800
Accrued interest payable	**7,548**	4,506
Reserve for unfunded commitments	**1,849**	1,813
Other liabilities	**22,835**	19,238
Other borrowings	**39,911**	31,390
Junior subordinated debt	**41,238**	41,238
Total liabilities	**1,750,530**	1,691,782
Shareholders' equity:		
Common stock, no par value: 50,000,000 shares authorized; issued and outstanding:		
15,857,207 at December 31, 2006	**73,739**	--
15,707,835 at December 31, 2005	--	71,412
Retained earnings	**100,218**	81,906
Accumulated other comprehensive loss, net	**(4,521)**	(3,825)
Total shareholders' equity	**169,436**	149,493
Total liabilities and shareholders' equity	**$1,919,966**	$1,841,275

[1]Share and per share data for all periods have been adjusted to reflect the 2-for-1 stock split paid on April 30, 2004.

Consolidated Statements of Income

(in thousands, except per share data)

	Years ended at December 31,		
	2006	2005	2004
Interest and dividend income:			
Loans, including fees	**$109,769**	$86,379	$72,637
Debt securities:			
Taxable	**8,373**	10,268	10,312
Tax exempt	**1,749**	1,778	1,728
Dividends	**376**	306	237
Federal funds sold	**56**	25	18
Total interest and dividend income	**120,323**	98,756	84,932
Interest expense:			
Deposits	**25,460**	14,902	10,171
Federal funds purchased	**4,116**	1,784	510
Other borrowings	**1,667**	1,361	1,301
Junior subordinated debt	**3,202**	2,482	1,381
Total interest expense	**34,445**	20,529	13,363
Net interest income	**85,878**	78,227	71,569
Provision for loan losses	**1,289**	2,169	2,901
Net interest income after provision for loan losses	**84,589**	76,058	68,668
Noninterest income:			
Service charges and fees	**19,809**	18,152	17,691
Gain on sale of loans	**1,224**	1,679	1,659
Commissions on sale of non-deposit investment products	**1,946**	2,242	2,327
Increase in cash value of life insurance	**1,767**	1,507	1,499
Other	**1,509**	1,310	1,618
Total noninterest income	**26,255**	24,890	24,794
Noninterest expense:			
Salaries and related benefits	**36,455**	33,926	33,191
Other	**30,271**	28,184	27,637
Total noninterest expense	**66,726**	62,110	60,828
Income before income taxes	**44,118**	38,838	32,634
Provision for income taxes	**17,288**	15,167	12,452
Net income	**$26,830**	$23,671	$20,182
Earnings per share:			
Basic	**$1.70**	$1.51	$1.29
Diluted	**$1.64**	$1.45	$1.24



Consolidated Statements of Changes in Shareholders' Equity

Years Ended December 31, 2006, 2005 and 2004

	Shares of Common Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
	(in thousands, except share data)				
Balance at December 31, 2003	15,668,248	$69,767	$56,379	$1,814	$127,960
Comprehensive income:					
Net income			20,182		20,182
Change in net unrealized gain on Securities available for sale, net				(1,936)	(1,936)
Change in minimum pension liability, net				(230)	(230)
Total comprehensive income					18,016
Stock options exercised	222,669	1,348			1,348
Tax benefit of stock options exercised		330			330
Repurchase of common stock	(167,600)	(746)	(2,047)		(2,793)
Dividends paid ($0.43 per share)			(6,729)		(6,729)
Balance at December 31, 2004	15,723,317	$70,699	$67,785	($352)	$138,132
Comprehensive income:					
Net income			23,671		23,671
Change in net unrealized loss on Securities available for sale, net				(3,336)	(3,336)
Change in minimum pension liability, net				(137)	(137)
Total comprehensive income					20,198
Stock options exercised	136,289	972			972
Tax benefit of stock options exercised		425			425
Repurchase of common stock	(151,771)	(684)	(2,477)		(3,161)
Dividends paid ($0.45 per share)			(7,073)		(7,073)
Balance at December 31, 2005	15,707,835	$71,412	$81,906	($3,825)	$149,493
Comprehensive income:					
Net income			26,830		26,830
Change in net unrealized loss on Securities available for sale, net				519	519
Total comprehensive income					27,349
Adjustment to initially apply FASB Statement No. 158, net of tax				(1,215)	(1,215)
Stock option vesting		662			662
Stock options exercised	190,287	1,646			1,646
Tax benefit of stock options exercised		205			205
Repurchase of common stock	(40,915)	(186)	(923)		(1,109)
Dividends paid ($0.48 per share)			(7,595)		(7,595)
Balance at December 31, 2006	15,857,207	$73,739	$100,218	($4,521)	$169,436

[1]Share and per share data for all periods have been adjusted to reflect the 2-for-1 stock split paid on April 30, 2004.

Consolidated Statements of Cash Flows

	Years ended at December 31,		
Operating activities: (in thousands)	**2006**	2005	2004
Net income	**$26,830**	$23,671	$20,182
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of premises and equipment, and amortization	**3,710**	3,821	3,402
Amortization of intangible assets	**1,395**	1,381	1,358
Provision for loan losses	**1,289**	2,169	2,901
Amortization of investment securities premium, net	**898**	1,236	1,845
Gain on sale of investments	**(12)**	--	--
Originations of loans for resale	**(69,707)**	(76,542)	(88,158)
Proceeds from sale of loans originated for resale	**70,257**	77,398	89,015
Gain on sale of loans	**(1,224)**	(1,679)	(1,659)
Amortization of mortgage servicing rights	**--**	661	739
Change in market value of mortgage servicing rights	**(400)**	--	(600)
Loss (gain) on sale of fixed assets	**28**	94	(23)
Gain on sale of foreclosed assets	**--**	--	(566)
Increase in cash value of life insurance	**(1,767)**	(1,507)	(1,499)
Stock option vesting expense	**662**	--	--
Deferred income tax benefit	**(1,679)**	(2,223)	(1,130)
Change in:			
Interest receivable	**(1,086)**	(1,168)	(446)
Interest payable	**3,042**	1,225	643
Other assets and liabilities, net	**837**	1,382	3,459
Net cash provided by operating activities	**33,073**	29,919	29,463
Investing activities:			
Proceeds from maturities of securities available-for-sale	**52,043**	58,755	79,442
Proceeds from sale of securities available-for-sale	**10,779**	--	--
Purchases of securities available-for-sale	**(896)**	(40,013)	(59,091)
Purchase of Federal Home Loan Bank stock	**(718)**	(821)	(1,997)
Loan originations and principal collections, net	**(125,445)**	(212,536)	(192,992)
Proceeds from sale of premises and equipment	**5**	24	545
Purchases of premises and equipment	**(3,781)**	(4,766)	(3,753)
Proceeds from sale of foreclosed assets	**--**	--	1,490
Investment in subsidiary	**--**	--	(619)
Net cash used by investing activities	**(68,013)**	(199,357)	(176,975)
Financing activities:			
Net increase in deposits	**102,352**	147,964	112,010
Net change in federal funds purchased	**(58,800)**	50,400	6,900
Payments of principal on long-term other borrowings	**(58)**	(51)	(43)
Net change in short-term other borrowings	**8,579**	3,289	5,308
Issuance of junior subordinated debt	**--**	--	20,619
Repurchase of common stock	**--**	(3,161)	(2,793)
Dividends paid	**(7,595)**	(7,073)	(6,729)
Exercise of stock options	**537**	972	1,348
Net cash provided by financing activities	**45,015**	192,340	136,620
Net change in cash and cash equivalents	**10,075**	22,902	(10,892)
Cash and cash equivalents and beginning of year	**92,939**	70,037	80,929
Cash and cash equivalents at end of year	**$103,014**	$92,939	$70,037
Supplemental disclosure of non-cash activities:			
Unrealized loss on securities available for sale	**$895**	($5,757)	($3,263)
Supplemental disclosure of cash flow activity:			
Cash paid for interest expense	**31,403**	19,304	12,720
Cash paid for income taxes	**19,825**	16,215	14,630
Income tax benefit from stock option exercises	**205**	425	330

TriCo Bancshares—Executive Officers

Richard P. Smith .... President & Chief Executive Officer

Thomas J. Reddish .... Executive Vice President & Chief Financial Officer

William J. Casey .... Chairman of the Board

Alex A. Vereschagin, Jr. .... Secretary of the Board

Tri Counties Bank—Executive Officers

Richard P. Smith .... President & Chief Executive Officer

Richard O'Sullivan .... Executive Vice President Wholesale Banking

Thomas J. Reddish .... Executive Vice President & Chief Financial Officer

Rick Hagstrom .... Executive Vice President Risk Management

Craig Carney .... Senior Vice President & Chief Credit Officer

Rick Miller .... Senior Vice President Director of Human Resources

Ray Rios .... Senior Vice President Manager Information Systems

TriCo Bancshares Headquarters

63 Constitution Drive
Chico, California 95973
Telephone (530) 898-0300
www.tcbk.com

Shareholder Relations

Suzanne Youngs
63 Constitution Drive
Chico, California 95973
(530) 898-0300
SuzanneYoungs@tcbk.com

Transfer Agent

Mellon Investor Services
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
www.mellon-investor.com

Stock Listing

NASDAQ Stock Exchange
Symbol: "TCBK"

Notice of Annual Meeting

May 22, 2007
63 Constitution Drive
Chico, California 95973

Independent Registered Public Accounting Firm (2006)

KPMG LLP
400 Capitol Mall
Suite 800
Sacramento, CA 95814
(916) 448-4700

The Company will provide to any interested party, without charge, a copy of the Company's Annual Report and Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission, including the financial statements and schedules thereto.

The report may be obtained by written request to: **Corporate Secretary, TriCo Bancshares, 63 Constitution Drive, Chico, CA 95973.**

TRI COUNTIES BANK LOCATIONS

Anderson in Wal-Mart Supercenter
5000 Rhonda Road
Anderson, CA 96007
(530) 378-8085

Antelope in Wal-Mart Supercenter
5821 Antelope North Road
Antelope, CA 95843
(916) 721-1706

Bakersfield Business Center
5201 California Avenue, Suite 102
Bakersfield, CA 93309
(661) 325-9321
No ATM

Bieber
ATM only
Bridge & Market Streets
Bieber, CA 96009

Brentwood in Raley's
2400 Sand Creek Road
Brentwood, CA 94513
(925) 634-5500

Burney
37093 State Hwy 299E
Burney, CA 96013
(530) 335-2215

Chico Mall
1950 East 20th Street, Suite G725
Next to Sears Entrance
Chico, CA 95928
(530) 898-0370

Chico: CSU-Bell Memorial Union
ATM only

Chico: Downtown
525 Salem Street
Chico, CA 95928
(530) 893-8861

Chico: East Avenue in Albertsons
146 W. East Avenue
Chico, CA 95926
(530) 898-0380

Chico: Esplanade in Raley's
211 W. East Avenue
Chico, CA 95926
(530) 879-5830

Chico: Park Plaza
780 Mangrove Avenue
Chico, CA 95926
(530) 898-0400

Chico: Pillsbury
2171 Pillsbury Road
Chico, CA 95926
(530) 898-0470

Chowchilla
305 Trinity Avenue
Chowchilla, CA 93610
(559) 665-4868

Cottonwood
3349 Main Street
Cottonwood, CA 96022
(530) 347-3751

Covelo
76405 Covelo Road
Covelo, CA 95428
(707) 983-6135

Crescent City
936 3rd Street
Crescent City, CA 95531
(707) 464-4145

Durham
9411 Midway
Durham, CA 95938
(530) 898-0430

Elk Grove: Elk Grove Blvd. in Raley's
4900 Elk Grove Blvd
Elk Grove, CA 95757
(916) 478-9102

Fall River Mills
43308 State Hwy 299E
Fall River Mills, CA 96028
(530) 336-6291

Folsom: Blue Ravine in Albertsons
1003 East Bidwell
Folsom, CA 95630
(916) 984-2270

Folsom: East Bidwell in Raley's
715 East Bidwell
Folsom, CA 95630
(916) 984-4244

Folsom: Empire Ranch in Raley's
25025 Blue Ravine Road
Folsom, CA 95630
(916) 984-2029

Fresno: Herndon & Marks
7020 N. Marks Avenue
Fresno, CA 93711
(559) 435-8089

Grass Valley in Albertsons
12054 Nevada City Hwy
Grass Valley, CA 95949
(530) 477-9741

Gustine
319 5th Street
Gustine, CA 95322
(209) 854-3761

Lincoln: Sterling Pointe in Raley's
765 South Highway 65
Lincoln, CA 95648
(916) 408-5330

Marysville
729 E Street
Marysville, CA 95901
(530) 749-1639

Middletown
21097 Calistoga Street
Middletown, CA 95461
(707) 987-3196

Modesto
3320 Tully Road
Modesto, CA 95350
(209) 548-4030

Mt. Shasta
204 Chestnut Street
Mt. Shasta, CA 96067
(530) 926-2653

Orland
100 East Walker Street
Orland, CA 95963
(530) 865-5524

Oroville
1180 Oro Dam Boulevard
Oroville, CA 95965
(530) 538-0140

Palo Cedro
9125 Deschutes Road
Palo Cedro, CA 96073
(530) 547-4494

Paradise
6848 Q Skyway
Paradise, CA 95969
(530) 872-2992

Patterson
17 Plaza
Patterson, CA 95363
(209) 892-4098

Red Bluff in Raley's
727 South Main Street
Red Bluff, CA 96080
(530) 529-7080

Redding: California Street
1845 California Street
Redding, CA 96001
(530) 245-5930

Redding: Hartnell in Raley's
110 Hartnell Avenue
Redding, CA 96002
(530) 224-3430

Redding: Hilltop
1250 Hilltop Drive
Redding, CA 96003
(530) 223-3307

Redding: Lake Boulevard in Raley's
201 Lake Boulevard
Redding, CA 96003
(530) 245-4651

Roseville: Douglas Boulevard in Raley
1915 Douglas Boulevard
Roseville, CA 95661
(916) 784-6661

Roseville: Pleasant Grove Boulevard in Wal-Mart Supercenter
900 Pleasant Grove Boulevard
Roseville, CA 95678
(916) 780-2266

Sacramento: Arden Fair
1760 Challenge Way
Sacramento, CA 95815
(916) 648-9370

Sacramento: Arena Boulevard in Bel A
3250 Arena Boulevard
Sacramento, CA 95834
(916) 419-2651

Sacramento: N. Natomas in Raley's
4650 Natomas Boulevard
Sacramento, CA 95835
(916) 419-4301

Susanville
1605 Main Street
Susanville, CA 96130
(530) 257-4151

Turlock: Geer Road in Raley's
2900 Geer Road
Turlock, CA 95382
(209) 668-1882

Visalia Business Center
2914 W. Main Street
Visalia, CA 93291
(559) 741-2940
No ATM

Weed
303 Main Street
Weed, CA 96094
(530) 938-4401

Willows
210 North Tehama Street
Willows, CA 95988
(530) 934-2191

Woodland: Gibson Center in Bel Air
1885 East Gibson Road
Woodland, CA 95776
(530) 661-4701

Yreka
165 South Broadway
Yreka, CA 96097
(530) 842-2761

Yuba City: Colusa Avenue
1441 Colusa Avenue
Yuba City, CA 95993
(530) 671-5563

Yuba City: Onstott Road in Raley's
700 Onstott Road
Yuba City, CA 95991
(530) 751-8416

Yuba City: Market Place in Wal-Mart Supercenter
1150 Harter Road
Yuba City, CA 95993
(530) 673-1746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 10-K
Annual Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006 Commission File Number 0-10661

TriCo Bancshares
(Exact name of Registrant as specified in its charter)

California | 94-2792841
(State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.)

63 Constitution Drive, Chico, California | 95973
(Address of principal executive offices) | (Zip Code)

Registrant's telephone number, including area code:(530) 898-0300
Securities registered pursuant to Section 12(b) of the Act: None.
Securities registered pursuant to Section 12(g) of the Act:

Common Stock, without par value
(Title of Class)

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ___ NO X

Indicate by check mark whether the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

YES ___ NO X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES X NO ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Act (check one).

Large accelerated filer ___ Accelerated filer X Non-accelerated filer ___

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ___ NO X

The aggregate market value of the voting common stock held by non-affiliates of the Registrant, as of March 5, 2007, was approximately $271,962,000 (based on the closing sales price of the Registrant's common stock on the date). This computation excludes a total of 4,368,856 shares that are beneficially owned by the officers and directors of Registrant who may be deemed to be the affiliates of Registrant under applicable rules of the Securities and Exchange Commission.

The number of shares outstanding of Registrant's common stock, as of March 5, 2007, was 15,912,227 shares of common stock, without par value.

The following documents are incorporated herein by reference into Part III of this Form 10-K: Registrant's Proxy Statement for use in connection with its 2007 Annual Meeting of Shareholders. Except with respect to information specifically incorporated by reference in the Form 10-K, the Proxy Statement is not deemed to be filed as part hereof.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements about TriCo Bancshares (the "Company") for which it claims the protection of the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Management's current knowledge and belief and include information concerning the Company's possible or assumed future financial condition and results of operations. When you see any of the words "believes", "expects", "anticipates", "estimates", or similar expressions, these generally indicate that we are making forward-looking statements. A number of factors, some of which are beyond the Company's ability to predict or control, could cause future results to differ materially from those contemplated. These factors include those listed at Item 1A Risk Factors, in this report.

PART I

ITEM 1. BUSINESS

Information About TriCo Bancshares' Business

TriCo Bancshares (the "Company", "TriCo", "we" or "our") was incorporated in California on October 13, 1981. It was organized at the direction of the board of directors of Tri Counties Bank (the "Bank") for the purpose of forming a bank holding company. On September 7, 1982, the shareholders of Tri Counties Bank became the shareholders of TriCo and Tri Counties Bank became a wholly owned subsidiary of TriCo. At that time, TriCo became a bank holding company subject to the supervision of the Board of Governors of the Federal Reserve System ("FRB") under the Bank Holding Company Act of 1956, as amended. Tri Counties Bank remains subject to the supervision of the California Department of Financial Institutions and the Federal Deposit Insurance Corporation ("FDIC"). On July 31, 2003, the Company formed a subsidiary business trust, TriCo Capital Trust I, to issue trust preferred securities. On June 22, 2004, the Company formed a subsidiary business trust, TriCo Capital Trust II, to issue trust preferred securities. See Note 8 in the financial statements at Item 8 of this report for a discussion about the Company's issuance of trust preferred securities. Tri Counties Bank, TriCo Capital Trust I and TriCo Capital Trust II currently are the only subsidiaries of TriCo and TriCo is not conducting any business operations independent of Tri Counties Bank, TriCo Capital Trust I and TriCo Capital Trust II.

For financial reporting purposes, the financial statements of the Bank are consolidated into the financial statements of the Company. Historically, issuer trusts, such as TriCo Capital Trust I and TriCo Capital Trust II, that issued trust preferred securities have been consolidated by their parent companies and trust preferred securities have been treated as eligible for Tier 1 capital treatment by bank holding companies under FRB rules and regulations relating to minority interests in equity accounts of consolidated subsidiaries. Applying the provisions of the Financial Accounting Standards Board Revised Interpretation No. 46 (FIN 46R), the Company is no longer permitted to consolidate such issuer trusts beginning on December 31, 2003. Although the FRB has stated in its July 2, 2003 Supervisory Letter that trust preferred securities will be treated as Tier 1 capital until notice is given to the contrary, the Supervisory Letter also indicates that the FRB will review the regulatory implications of any accounting treatment changes and will provide further guidance if necessary or warranted.

On April 4, 2003, TriCo acquired North State National Bank, a national banking organization located in Chico, California ("North State"), by the merger of North State into the Bank. At the time of the acquisition, North State had total assets of $140 million, investment securities of $41 million, loans of $76 million, and deposits of $126 million. The acquisition was accounted for using the purchase method of accounting. The amount of goodwill recorded as of the merger date, which represented the excess of the total purchase price over the estimated fair value of net assets acquired, was approximately $15.5 million. The Company recorded a core deposit intangible, which represents the excess of the fair value of North State's deposits over their book value on the acquisition date, of approximately $3.4 million. This core deposit intangible is being amortized over a seven-year average life. TriCo paid $13,090,057 in cash, issued 723,512 shares of TriCo common stock, and issued options to purchase 79,587 shares of TriCo common stock at an average exercise price of $6.22 per share in exchange for all of the 1,234,375 common shares and options to purchase 79,937 common shares of North State outstanding as of April 4, 2003.

Additional information concerning the Company can be found on our website at www.tcbk.com. Copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports are available free of charge through our website at Investor Relations---"SEC Filings" and "Annual Reports" as soon as reasonably practicable after the Company files these reports to the Securities and Exchange Commission. The information on our website is not incorporated into this annual report.

Business of Tri Counties Bank

Tri Counties Bank was incorporated as a California banking corporation on June 26, 1974, and received its certificate of authority to begin banking operations on March 11, 1975. Tri Counties Bank engages in the general commercial banking business in the California counties of Butte, Contra Costa, Del Norte, Fresno, Glenn, Kern, Lake, Lassen, Madera, Mendocino, Merced, Nevada, Placer, Sacramento, Shasta, Siskiyou, Stanislaus, Sutter, Tehama, Tulare, Yolo and Yuba. Tri Counties Bank currently operates from 32 traditional branches and 22 in-store branches.

General Banking Services

The Bank conducts a commercial banking business including accepting demand, savings and time deposits and making commercial, real estate, and consumer loans. It also offers installment note collection, issues cashier's checks, sells travelers checks and provides safe deposit boxes and other customary banking services. Brokerage services are provided at the Bank's offices by the Bank's association with Raymond James Financial Services, Inc., an independent financial services provider and broker-dealer. The Bank does not offer trust services or international banking services.

The Bank has emphasized retail banking since it opened. Most of the Bank's customers are retail customers and small to medium-sized businesses. The Bank emphasizes serving the needs of local businesses, farmers and ranchers, retired individuals and wage earners. The majority of the Bank's loans are direct loans made to individuals and businesses in northern and central California where its branches are located. At December 31, 2006, the total of the Bank's consumer installment loans net of deferred fees outstanding was $525,513,000 (34.8%), the total of commercial loans outstanding was $153,105,000 (10.1%), and the total of real estate loans including construction loans of $151,600,000 was $831,261,000 (55.1%). The Bank takes real estate, listed and unlisted securities, savings and time deposits, automobiles, machinery, equipment, inventory, accounts receivable and notes receivable secured by property as collateral for loans.

Most of the Bank's deposits are attracted from individuals and business-related sources. No single person or group of persons provides a material portion of the Bank's deposits, the loss of any one or more of which would have a materially adverse effect on the business of the Bank, nor is a material portion of the Bank's loans concentrated within a single industry or group of related industries.

In order to attract loan and deposit business from individuals and small to medium-sized businesses, branches of the Bank set lobby hours to accommodate local demands. In general, lobby hours are from 9:00 a.m. to 5:00 p.m. Monday through Thursday, and from 9:00 a.m. to 6:00 p.m. on Friday. Certain branches with less activity open later and close earlier. Some Bank offices also utilize drive-up facilities operating from 9:00 a.m. to 7:00 p.m. The supermarket branches are open from 9:00 a.m. to 7:00 p.m. with some open until 8:00 p.m. Monday through Saturday and 11:00 a.m. to 5:00 p.m. on Sunday.

The Bank offers 24-hour ATMs at almost all branch locations. The 62 ATMs are linked to several national and regional networks such as CIRRUS and STAR. In addition, banking by telephone on a 24-hour toll-free number is available to all customers. This service allows a customer to obtain account balances and most recent transactions, transfer moneys between accounts, make loan payments, and obtain interest rate information.

In February 1998, the Bank became the first bank in the Northern Sacramento Valley to offer banking services on the Internet. This banking service provides customers one more tool for access to their accounts.

Other Activities

The Bank may in the future engage in other businesses either directly or indirectly through subsidiaries acquired or formed by the Bank subject to regulatory constraints. See "Regulation and Supervision."

Employees

At December 31, 2006, the Company and the Bank employed 702 persons, including five executive officers. Full time equivalent employees were 636. No employees of the Company or the Bank are presently represented by a union or covered under a collective bargaining agreement. Management believes that its employee relations are excellent.

Competition

The banking business in California generally, and in the Bank's primary service area of Northern and Central California specifically, is highly competitive with respect to both loans and deposits. It is dominated by a relatively small number of national and regional banks with many offices operating over a wide geographic area. Among the advantages such major banks have over the Bank is their ability to finance wide ranging advertising campaigns and to allocate their investment assets to regions of high yield and demand. By virtue of their greater total capitalization such institutions have substantially higher lending limits than does the Bank.

In addition to competing with savings institutions, commercial banks compete with other financial markets for funds as a result of the deregulation of the financial services industry. Yields on corporate and government debt securities and other commercial paper may be higher than on deposits, and therefore affect the ability of commercial banks to attract and hold deposits. Commercial banks also compete for available funds with money market instruments and mutual funds. During past periods of high interest rates, money market funds have provided substantial competition to banks for deposits and they may continue to do so in the future. Mutual funds are also a major source of competition for savings dollars.

The Bank relies substantially on local promotional activity, personal contacts by its officers, directors, employees and shareholders, extended hours, personalized service and its reputation in the communities it services to compete effectively.

Regulation and Supervision

As a consequence of the extensive regulation of commercial banking activities in California and the United States, the business of the Company and the Bank are particularly susceptible to changes in state and federal legislation and regulations, which may have the effect of increasing the cost of doing business, limiting permissible activities or increasing competition. Following is a summary of some of the laws and regulations which effect the business. This summary should be read with the management's discussion and analysis of financial condition and results of operations included at Item 7 of this report.

As a registered bank holding company under the Bank Holding Company Act of 1956 (the "BHC Act"), the Company is subject to the regulation and supervision of the FRB. The BHC Act requires the Company to file reports with the FRB and provide additional information requested by the FRB. The Company must receive the approval of the FRB before it may acquire all or substantially all of the assets of any bank, or ownership or control of the voting shares of any bank if, after giving effect to such acquisition of shares, the Company would own or control more than 5 percent of the voting shares of such bank.

The Company and any subsidiaries it may acquire or organize will be deemed to be affiliates of the Bank within the Federal Reserve Act. That Act establishes certain restrictions, which limit the extent to which the Bank can supply its funds to the Company and other affiliates. The Company is also subject to restrictions on the underwriting and the public sale and distribution of securities. It is prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property, or furnishing of services.

The Company is generally prohibited from engaging in, or acquiring direct or indirect control of, any company engaged in non-banking activities, unless the FRB by order or regulation has found such activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Notwithstanding this prohibition, under the Financial Services Modernization Act of 1999, the Company may engage in any activity, and may acquire and retain the shares of any company engaged in any activity, that the FRB, in coordination with the Secretary of the Treasury, determines (by regulation or order) to be financial in nature or incidental to such financial activities. Furthermore, such law dictates several activities that are considered to be financial in nature, and therefore are not subject to FRB approval.

The Bank, as a state-chartered bank, is subject to regulation, supervision and regular examination by the California Department of Financial Institutions ("DFI") and is also subject to the regulations of the FDIC. Federal and California statutes and regulations relate to many aspects of the Bank's operations, some of which are described below. The DFI regulates the number and location of branch offices and may permit a bank to maintain branches only to the extent allowable under state law for state banks. California law presently permits a bank to locate a branch in any locality in California.

Gramm-Leach-Bliley Act

The Gramm-Leach-Bliley Act is subdivided into seven titles, by functional area. Title I acts to facilitate affiliations among banks, insurance companies and securities firms. Title II narrows the exemptions from the securities laws previously enjoyed by banks, requires the FRB and the Securities and Exchange Commission ("SEC") to work together to draft rules governing certain securities activities of banks and creates a new, voluntary investment bank holding company. Title III restates the proposition that the states are the functional regulators for all insurance activities, including the insurance activities by depository institutions. The law encourages the states to develop uniform or reciprocal rules for the licensing of insurance agents. Title IV prohibits the creation of additional unitary thrift holding companies. Title V imposes significant requirements on financial institutions related to the transfer of nonpublic personal information. These provisions require each institution to develop and distribute to accountholders an information disclosure policy, and requires that the policy allow customers to, and for the institution to honor a customer's request to, "opt-out" of the proposed transfer of specified nonpublic information to third parties. Title VI reforms the Federal Home Loan Bank system to allow broader access among depository institutions to the systems advance programs, and to improve the corporate governance and capital maintenance requirements for the system. Title VII addresses a multitude of issues including disclosure of ATM surcharging practices, disclosure of agreements among non-governmental entities and insured depository institutions which donate to non-governmental entities regarding donations made in connection with the Community Reinvestment Act and disclosure by the recipient non-governmental entities of how such funds are used. Additionally, the law extends the period of time between Community Reinvestment Act examinations of community banks.

The Company has undertaken efforts to comply with all provisions of the Gramm-Leach-Bliley Act and all implementing regulations, including the development of appropriate policies and procedures to meet their responsibilities in connection with the privacy provisions of Title V of that act.

Safety and Soundness Standards

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") implemented certain specific restrictions on transactions and required the regulators to adopt overall safety and soundness standards for depository institutions related to internal control, loan underwriting and documentation, and asset growth. Among other things, FDICIA limits the interest rates paid on deposits by undercapitalized institutions, the use of brokered deposits and the aggregate extension of credit by a depository institution to an executive officer, director, principal stockholder or related interest, and reduces deposit insurance coverage for deposits offered by undercapitalized institutions for deposits by certain employee benefits accounts.

Section 39 to the Federal Deposit Insurance Act requires the agencies to establish safety and soundness standards for insured financial institutions covering:

- internal controls, information systems and internal audit systems;
- loan documentation;
- credit underwriting;
- interest rate exposure;
- asset growth;
- compensation, fees and benefits;
- asset quality, earnings and stock valuation; and
- excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss.

If an agency determines that an institution fails to meet any standard established by the guidelines, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency. An institution must file a compliance plan within 30 days of a request to do so from the institution's primary federal regulatory agency. The agencies may elect to initiate enforcement action in certain cases rather than rely on an existing plan particularly where failure to meet one or more of the standards could threaten the safe and sound operation of the institution.

Restrictions on Dividends and Other Distributions

The power of the board of directors of an insured depository institution, such as the Bank, to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions which limit the amount available for such distribution depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions. FDICIA prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions, including dividends, if, after such transaction, the institution would be undercapitalized. Additionally, under FDICIA, a bank may not make any capital distribution, including the payment of dividends, if after making such distribution the bank would be in any of the "under-capitalized" categories under the FDIC's Prompt Corrective Action regulations.

Under the Financial Institution's Supervisory Act, the FDIC also has the authority to prohibit a bank from engaging in business practices that the FDIC considers to be unsafe or unsound. It is possible, depending upon the financial condition of a bank and other factors that the FDIC could assert that the payment of dividends or other payments in some circumstances might be such an unsafe or unsound practice and thereby prohibit such payment.

Under California law, dividends and other distributions by the Company are subject to declaration by the board of directors at its discretion out of net assets. Dividends cannot be declared and paid when such payment would make the Company insolvent. FRB policy prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowings or other arrangements that might adversely affect the holding company's financial position. The policy further declares that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. Other FRB policies forbid the payment by bank subsidiaries to their parent companies of management fees, which are unreasonable in amount or exceed a fair market value of the services rendered (or, if no market exists, actual costs plus a reasonable profit).

In addition, the FRB has authority to prohibit banks that it regulates from engaging in practices, which in the opinion of the FRB are unsafe or unsound. Such practices may include the payment of dividends under some circumstances. Moreover, the payment of dividends may be inconsistent with capital adequacy guidelines. The Company may be subject to assessment to restore the capital of the Bank should it become impaired.

Consumer Protection Laws and Regulations

The bank regulatory agencies are focusing greater attention on compliance with consumer protection laws and their implementing regulations. Examination and enforcement have become more intense in nature, and insured institutions have been advised to monitor carefully compliance with such laws and regulations. The Company is subject to many federal consumer protection statues and regulations, some of which are discussed below.

The Community Reinvestment Act of 1977 is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. This act specifically directs the federal regulatory agencies to assess a bank's record of helping meet the credit needs of its entire community, including low- and moderate-income neighborhoods, consistent with safe and sound practices. This act further requires the agencies to take a financial institution's record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, mergers or acquisitions, or holding company formations. The agencies use the Community Reinvestment Act assessment factors in order to provide a rating to the financial institution. The ratings range from a high of "outstanding" to a low of "substantial noncompliance."

The Equal Credit Opportunity Act generally prohibits discrimination in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act. The Truth-in-Lending Act is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As a result of the such act, all creditors must use the same credit terminology to express rates and payments, including the annual percentage rate, the finance charge, the amount financed, the total payments and the payment schedule, among other things.

The Fair Housing Act regulates many practices, including making it unlawful for any lender to discriminate in its housing-related lending activities against any person because of race, color, religion, national origin, sex, handicap or familial status. A number of lending practices have been found by the courts to be, or may be considered, illegal under this Act, including some that are not specifically mentioned in the Act itself. The Home Mortgage Disclosure Act grew out of public concern over credit shortages in certain urban neighborhoods and provides public information that will help show whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. This act also includes a "fair lending" aspect that requires the collection and disclosure of data about applicant and borrower characteristics as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes.

Finally, the Real Estate Settlement Procedures Act requires lenders to provide borrowers with disclosures regarding the nature and cost of real estate settlements. Also, this act prohibits certain abusive practices, such as kickbacks, and places limitations on the amount of escrow accounts.

Penalties under the above laws may include fines, reimbursements and other penalties. Due to heightened regulatory concern related to compliance with these acts generally, the Company may incur additional compliance costs or be required to expend additional funds for investments in their local community.

USA Patriot Act of 2001

The USA Patriot Act was enacted in 2001 to combat money laundering and terrorist financing. The impact of the Patriot Act on financial institutions is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and requires various regulations, including:

- due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons,
- standards for verifying customer identification at account opening,
- rules to promote cooperation among financial institutions, regulators, and law enforcement entities to assist in the identification of parties that may be involved in terrorism or money laundering,
- reports to be filed by non-financial trades and business with the Treasury Department's Financial Crimes Enforcement Network for transactions exceeding $10,000, and
- the filing of suspicious activities reports by securities brokers and dealers if they believe a customer may be violating U.S. laws and regulations.

Capital Requirements

Federal regulation imposes upon all financial institutions a variable system of risk-based capital guidelines designed to make capital requirements sensitive to differences in risk profiles among banking organizations, to take into account off-balance sheet exposures and to promote uniformity in the definition of bank capital uniform nationally.

The Bank and the Company are subject to the minimum capital requirements of the FDIC and the FRB, respectively. As a result of these requirements, the growth in assets is limited by the amount of its capital accounts as defined by the respective regulatory agency. Capital requirements may have an effect on profitability and the payment of dividends on the common stock of the Bank and the Company. If an entity is unable to increase its assets without violating the minimum capital requirements or is forced to reduce assets, its ability to generate earnings would be reduced.

The FRB, and the FDIC have adopted guidelines utilizing a risk-based capital structure. Qualifying capital is divided into two tiers. Tier 1 capital consists generally of common stockholders' equity, qualifying noncumulative perpetual preferred stock, qualifying cumulative perpetual preferred stock (up to 25% of total Tier 1 capital) and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets. Tier 2 capital consists of, among other things, allowance for loan and lease losses up to 1.25% of weighted risk assets, perpetual preferred stock, hybrid capital instruments, perpetual debt, mandatory convertible debt securities, subordinated debt and intermediate-term preferred stock. Tier 2 capital qualifies as part of total capital up to a maximum of 100% of Tier 1 capital. Amounts in excess of these limits may be issued but are not included in the calculation of risk-based capital ratios. Under these risk-based capital guidelines, the Bank and the Company are required to maintain capital equal to at least 8% of its assets, of which at least 4% must be in the form of Tier 1 capital.

The guidelines also require the Company and the Bank to maintain a minimum leverage ratio of 4% of Tier 1 capital to total assets (the "leverage ratio"). The leverage ratio is determined by dividing an institution's Tier 1 capital by its quarterly average total assets, less goodwill and certain other intangible assets. The leverage ratio constitutes a minimum requirement for the most well-run banking organizations. See Note 19 in the financial statements at Item 8 of this report for a discussion about the Company's risk-based capital and leverage ratios.

Prompt Corrective Action

Prompt Corrective Action Regulations of the federal bank regulatory agencies establish five capital categories in descending order (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized), assignment to which depends upon the institution's total risk-based capital ratio, Tier 1 risk-based capital ratio, and leverage ratio. Institutions classified in one of the three undercapitalized categories are subject to certain mandatory and discretionary supervisory actions, which include increased monitoring and review, implementation of capital restoration plans, asset growth restrictions, limitations upon expansion and new business activities, requirements to augment capital, restrictions upon deposit gathering and interest rates, replacement of senior executive officers and directors, and requiring divestiture or sale of the institution. The Bank has been classified as well-capitalized since adoption of these regulations.

Impact of Monetary Policies

Banking is a business that depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and other borrowings, and the interest rate earned by banks on loans, securities and other interest-earning assets comprises the major source of banks' earnings. Thus, the earnings and growth of banks are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the FRB. The FRB implements national monetary policy, such as seeking to curb inflation and combat recession, by its open-market dealings in United States government securities, by adjusting the required level of reserves for financial institutions subject to reserve requirements and through adjustments to the discount rate applicable to borrowings by banks which are members of the FRB. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits and also affect interest rates. The nature and timing of any future changes in such policies and their impact on the Company cannot be predicted. In addition, adverse economic conditions could make a higher provision for loan losses a prudent course and could cause higher loan loss charge-offs, thus adversely affecting the Company's net earnings.

Insurance of Deposits

The Bank's deposit accounts are insured up to applicable limits per depositor by the FDIC. The FDIC issues regulations and generally supervises the operations of its insured banks. This supervision and regulation is intended primarily for the protection of depositors, not shareholders.

As of December 31, 2006, the deposit insurance premium rate was $0.0124 per $100.00 in deposits. The FDIC is able to increase deposit insurance premiums as it sees fit every six months. This could result in a significant increase in the cost of doing business for the Bank in the future.

Securities Laws

The Company is subject to the periodic reporting requirements of the Securities and Exchange Act of 1934, as amended, which include filing annual, quarterly and other current reports with the Securities and Exchange Commission. The Sarbanes-Oxley Act was enacted in 2002 to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to securities laws. Among other things, this act:

- prohibits a registered public accounting firm from performing specified nonaudit services contemporaneously with a mandatory audit,
- requires the chief executive officer and chief financial officer of an issuer to certify each annual or quarterly report filed with the Securities and Exchange Commission,
- requires an issuer to disclose all material off-balance sheet transactions that may have a material effect on an issuer's financial status, and
- prohibits insider transactions in an issuer's stock during lock-out periods of an issuer's pension plans.

The Company is also required to comply with the rules and regulations of The NASDAQ Stock Market, Inc., on which its common stock is listed.

ITEM 1A. RISK FACTORS

In analyzing whether to make or continue an investment in the Company, investors should consider, among other factors, the following:

The types of loans in our portfolio have a higher degree of credit risk and a downturn in our real estate markets could hurt our business.

We generally invest a greater proportion of our assets in loans secured by commercial real estate, commercial loans and consumer loans than savings institutions that invest a greater proportion of their assets in loans secured by single-family residences. Commercial real estate loans and commercial loans generally involve a higher degree of credit risk than residential mortgage lending due primarily to the large amounts loaned to individual borrowers. Losses incurred on loans to a small number of borrowers could have a material adverse impact on our income and financial condition. In addition, unlike residential mortgage loans, commercial and commercial real estate loans depend on the cash flow from the property or the business to service the debt. Cash flow may be significantly affected by general economic conditions. Consumer lending is riskier than residential mortgage lending because consumer loans are either unsecured or secured by assets that depreciate in value. See Item 7 - Loans of this report for information as to the percentage of loans invested in commercial real estate, commercial and consumer loans.

In addition, a downturn in our real estate markets could hurt our business because many of our loans are secured by real estate. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature. If real estate prices decline, the value of real estate collateral securing our loans could be reduced. Our ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and we would be more likely to suffer losses on defaulted loans. As of December 31, 2006, approximately 80.2% of the book value of our loan portfolio consisted of loans collateralized by various types of real estate. Substantially all of our real estate collateral is located in California. If there is a significant decline in real estate values in California, the collateral for our loans will provide less security. Real estate values could also be affected by, among other things, earthquakes and national disasters particular to California. Any such downturn could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Decreasing interest rates could hurt our profits.

Our ability to earn a profit, like that of most financial institutions, depends on our net interest income, which is the difference between the interest income we earn on our interest-earning assets, such as mortgage loans and investments, and the interest expense we pay on our interest-bearing liabilities, such as deposits. Our profitability depends on our ability to manage our assets and liabilities during periods of changing market interest rates. A sustained decrease in market interest rates could adversely affect our earnings. When interest rates decline, borrowers tend to refinance higher-rate, fixed-rate loans at lower rates. Under those circumstances, we would not be able to reinvest those prepayments in assets earning interest rates as high as the rates on the prepaid loans on investment securities. In addition, our commercial real estate and commercial loans, which carry interest rates that adjust in accordance with changes in the prime rate, will adjust to lower rates.

An economic downturn in California could hurt our profits.

We conduct most of our business in northern and central California. As a result of this geographic concentration, our results are effected by the economic conditions in California. Deterioration in economic conditions could result in the following consequences, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows:

- problem assets and foreclosures may increase,
- demand for our products and services may decline,
- low cost or non-interest bearing deposits may decrease, and
- collateral for loans made by us, especially real estate, may decline in value, in turn reducing customers' borrowing power, and reducing the value of assets and collateral associated with our existing loans.

In view of the concentration of our operations and the collateral securing our loan portfolio in both northern and central California, we may be particularly susceptible to the adverse effects of any of these consequences, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Strong competition in California could hurt our profits.

Competition in the banking and financial services industry is intense. Our profitability depends upon our continued ability to successfully compete. We compete exclusively in northern and central California for loans, deposits and customers with commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms. In particular, our competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions may have larger lending limits which would allow them to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain loan and deposit customers and a range in quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances enable more companies to provide financial services. We also face competition from out-of-state financial intermediaries that have opened loan production offices or that solicit deposits in our market areas. If we are unable to attract and retain banking customers, we may be unable to continue our loan growth and level of deposits and our business, financial condition, results of operations and cash flows may be adversely affected.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations. Regulations may prevent or impair our ability to pay dividends, engage in acquisitions or operate in other ways.

We are subject to extensive regulation, supervision and examination by the California Department of Financial Institutions, or the DFI, the Federal Deposit Insurance Corporation, and the Board of Governors of the Federal Reserve System. See Item 1 - Regulation and Supervision of this report for information on the regulation and supervision which governs our activities. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Banking regulations, designed primarily for the protection of depositors, may limit our growth and the return to you, our investors, by restricting certain of our activities, such as:

- the payment of dividends to its shareholders,
- possible mergers with or acquisitions of or by other institutions,
- desired investments,
- loans and interest rates on loans,
- interest rates paid on deposits,
- the possible expansion of branch offices, and
- the ability to provide securities or trust services.

We also are subject to capitalization guidelines set forth in federal legislation and could be subject to enforcement actions to the extent that we are found by regulatory examiners to be undercapitalized. We cannot predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on our future business and earnings prospects. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

We are exposed to risks in connection with the loans we make.

A significant source of risk for us arises from the possibility that losses will be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. We have underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for loan losses, that we believe to be appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our respective loan portfolios. Such policies and procedures, however, may not prevent unexpected losses that could adversely affect our results of operations.

A failure to implement technological advances could negatively impact our business.

The banking industry is undergoing technological changes with frequent introductions of new technology-driven products and services. In addition to improving customer services, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources than we do to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or successfully market such products and services to our customers.

There are potential risks associated with future acquisitions and expansions.

We intend to continue to explore expanding our branch system through opening new bank branches and in-store branches in existing or new markets in northern and central California. In the ordinary course of business, we evaluate potential branch locations that would bolster our ability to cater to the small business, individual and residential lending markets in California. Any given new branch, if and when opened, will have expenses in excess of revenues for varying periods after opening that may adversely affect our results of operations or overall financial condition.

In addition, to the extent that we acquire other banks in the future, our business may be negatively impacted by certain risks inherent with such acquisitions. These risks include:

- incurring substantial expenses in pursuing potential acquisitions without completing such acquisitions,
- losing key clients as a result of the change of ownership to us,
- the acquired business not performing in accordance with our expectations,
- difficulties arising in connection with the integration of the operations of the acquired business with our operations,
- needing to make significant investments and infrastructure, controls, staff, emergency backup facilities or other critical business functions that become strained by our growth,
- management needing to divert attention from other aspects of our business,
- potentially losing key employees of the acquired business,
- incurring unanticipated costs which could reduce our earnings per share,
- assuming potential liabilities of the acquired company as a result of the acquisition, and
- an acquisition may dilute our earnings per share, in both the short and long term, or it may reduce our tangible capital ratios.

As result of these risks, any given acquisition, if and when consummated, may adversely affect our results of operations or financial condition. In addition, because the consideration for an acquisition may involve cash, debt or the issuance of shares of our stock and may involve the payment of a premium over book and market values, existing shareholders may experience dilution in connection with any acquisition.

Compliance with changing regulation of corporate governance and public disclosure may result in additional risks and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new Securities and Exchange Commission regulations, are creating uncertainty for publicly-traded companies such as TriCo. These laws, regulations and standards are subject to varying interpretations in many cases and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased expenses and a diversion of management time and attention. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding management's required assessment of its internal control over financial reporting and its external auditors' audit of that assessment has required the commitment of significant financial and managerial resources. We expect these efforts to require the continued commitment of significant resources. Further, the members of our board of directors, members of our audit or compensation and management succession committees, our chief executive officer, our chief financial officer and certain other executive officers could face an increased risk of personal liability in connection with the performance of their duties. It may also become more difficult and more expensive to obtain director and officer liability insurance. As a result, our ability to attract and retain executive officers and qualified board and committee members could be more difficult.

Our growth and expansion may strain our ability to manage our operations and our financial resources.

Our financial performance and profitability depend on our ability to execute our corporate growth strategy. In addition to seeking deposit and loan and lease growth in our existing markets, we may pursue expansion opportunities in new markets. Continued growth, however, may present operating and other problems that could adversely affect our business, financial condition, results of operations and cash flows. Accordingly, there can be no assurance that we will be able to execute our growth strategy or maintain the level of profitability that we have recently experienced.

Our growth may place a strain on our administrative, operational and financial resources and increase demands on our systems and controls. This business growth may require continued enhancements to and expansion of our operating and financial systems and controls and may strain or significantly challenge them. In addition, our existing operating and financial control systems and infrastructure may not be adequate to maintain and effectively monitor future growth. Our continued growth may also increase our need for qualified personnel. We cannot assure you that we will be successful in attracting, integrating and retaining such personnel.

We depend on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects.

Competition for qualified employees and personnel in the banking industry is intense and there are a limited number of qualified persons with knowledge of, and experience in, the California community banking industry. The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. Our success depends to a significant degree upon our ability to attract and retain qualified management, loan origination, finance, administrative, marketing and technical personnel and upon the continued contributions of our management and personnel. In particular, our success has been and continues to be highly dependent upon the abilities of our senior management team of Messrs. Smith, O'Sullivan, Mastorakis, Hagstrom, Reddish, Carney, Miller and Rios, who have expertise in banking and experience in the California markets we serve and have targeted for future expansion. We also depend upon a number of other key executives who are California natives or are long-time residents and who are integral to implementing our business plan. The loss of the services of any one of our senior executive management team or other key executives could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

A substantial portion of our income is derived from the differential or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Because of the differences in the maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread and, in turn, our profitability. In addition, loan origination volumes are affected by market interest rates. Rising interest rates, generally, are associated with a lower volume of loan originations while lower interest rates are usually associated with higher loan originations. Conversely, in rising interest rate environments, loan repayment rates may decline and in falling interest rate environments, loan repayment rates may increase. Although we have been successful in generating new loans and leases during 2006, the continuation of historically low long-term interest rate levels may cause additional refinancing of commercial real estate and 1-4 family residence loans, which may depress our loan volumes or cause rates on loans to decline. In addition, an increase in the general level of short-term interest rates on variable rate loans may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations or reduce the amount they wish to borrow. Additionally, as short-term market rates have risen over the past eighteen months, although we have increased the rates we paid on borrowings and other interest-bearing liabilities, we have not proportionally increased interest rates we paid on deposits. If short-term rates continue to rise, in order to retain existing deposit customers and attract new deposit customers we may need to increase rates we pay on deposit accounts. Because we have deferred increasing rates we paid on deposit accounts during a period of rising short-term market rates, we may need to accelerate the pace of rate increases on our deposit accounts as compared to the pace of future increases in short-term market rates. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, loan origination volume, business, financial condition, results of operations and cash flows.

If we cannot attract deposits, our growth may be inhibited.

We plan to increase the level of our assets, including our loan portfolio. Our ability to increase our assets depends in large part on our ability to attract additional deposits at favorable rates. We intend to seek additional deposits by offering deposit products that are competitive with those offered by other financial institutions in our markets and by establishing personal relationships with our customers. We cannot assure you that these efforts will be successful. Our inability to attract additional deposits at competitive rates could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our allowance for loan losses may not be adequate to cover actual losses.

A significant source of risk arises from the possibility that losses could be sustained because borrowers, guarantors, and related parties may fail to perform in accordance with the terms of their loans. The underwriting and credit monitoring policies and procedures that we have adopted to address this risk may not prevent unexpected losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Unexpected losses may arise from a wide variety of specific or systemic factors, many of which are beyond our ability to predict, influence, or control. Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and non-performance. Our allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect our business, financial condition, results of operations and cash flows. The allowance for loan losses reflects our estimate of the probable losses in our loan portfolio at the relevant balance sheet date. Our allowance for loan losses is based on prior experience, as well as an evaluation of the known risks in the current portfolio, composition and growth of the loan portfolio and economic factors. The determination of an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control and these losses may exceed current estimates. Federal and state regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. While we believe that our allowance for loan losses is adequate to cover current losses, we cannot assure you that we will not increase the allowance for loan losses further or that regulators will not require us to increase this allowance. Either of these occurrences could have a material adverse affect on our business, financial condition and results of operations.

We rely on communications, information, operating and financial control systems technology from third-party service providers, and we may suffer an interruption in those systems that may result in lost business. We may not be able to obtain substitute providers on terms that are as favorable if our relationships with our existing service providers are interrupted.

We rely heavily on third-party service providers for much of our communications, information, operating and financial control systems technology. Any failure or interruption or breach in security of these systems could result in failures or interruptions in our customer relationship management, general ledger, deposit, servicing and loan origination systems. We cannot assure you that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by us or the third parties on which we rely. The occurrence of any failures or interruptions could have a material adverse effect on our business, financial condition, results of operations and cash flows. If any of our third-party service providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to locate alternative sources of such services, and we cannot assure you that we could negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all. Any of these circumstances could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our future ability to pay dividends is subject to restrictions. As a result, capital appreciation, if any, of our common stock may be your sole source of gains in the future.

Since we are a holding company with no significant assets other than Tri Counties Bank, we currently depend upon dividends from the Bank for a substantial portion of our revenues. Our ability to continue to pay dividends in the future will continue to depend in large part upon our receipt of dividends or other capital distributions from Tri Counties Bank. The ability of Tri Counties Bank to pay dividends or make other capital distributions to us is subject to the regulatory authority of the DFI. As of December 31, 2006, the Bank could have paid approximately $52.5 million in dividends without the prior approval of the Federal Reserve or the DFI. The amount that Tri Counties Bank may pay in dividends is further restricted due to the fact that the Bank must maintain a certain minimum amount of capital to be considered a "well capitalized" institution as further described under Item 1 - Capital Requirements in this report.

From time to time, we may become a party to financing agreements or other contractual arrangements that have the effect of limiting or prohibiting us or Tri Counties Bank from declaring or paying dividends. Our holding company expenses and obligations with respect to our trust preferred securities and corresponding junior subordinated deferrable interest debentures issued by us may limit or impair our ability to declare or pay dividends. Finally, our ability to pay dividends is also subject to the restrictions of the California Corporations Code.

Only a limited trading market exists for our common stock which could lead to price volatility.

Our common stock is quoted on the NASDAQ Global Select Market and trading volumes have been modest. The limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market of our common stock. In addition, even if a more active market in our common stock develops, we cannot assure you that such a market will continue or that shareholders will be able to sell their shares.

If we fail to maintain an effective system of internal and disclosure control, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our securities.

Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We continually review and analyze our internal control over financial reporting for Sarbanes-Oxley Section 404 compliance. As part of that process we may discover material weaknesses or significant deficiencies in our internal control as defined under standards adopted by the Public Company Accounting Oversight Board, or PCAOB, that require remediation. Under the PCAOB standards, a "material weakness" is a significant deficiency or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A "significant deficiency" is a control deficiency or combination of control deficiencies, that adversely affect a company's ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is a more than remote likelihood that a misstatement of a company's annual or interim financial statements that is more than inconsequential will not be prevented or detected.

As a result of weaknesses that may be identified in our internal control, we may also identify certain deficiencies in some of our disclosure controls and procedures that we believe require remediation. If we discover weaknesses, we will make efforts to improve our internal and disclosure control. However, there is no assurance that we will be successful. Any failure to maintain effective controls or timely effect any necessary improvement of our internal and disclosure controls could harm operating results or cause us to fail to meet our reporting obligations, which could affect our ability to remain listed with The NASDAQ Global Select Market. Ineffective internal and disclosure controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our securities.

Anti-takeover provisions and federal law may limit the ability of another party to acquire us, which could cause our stock price to decline.

Various provisions of our articles of incorporation and bylaws could delay or prevent a third party from acquiring us, even if doing so might be beneficial to our shareholders. These provisions provide for, among other things:

- specified actions that the Board of Directors shall or may take when an offer to merge, an offer to acquire all assets or a tender offer is received,
- a shareholder rights plan which could deter a tender offer by requiring a potential acquisitor to pay a substantial premium over the market price of our common stock,
- advance notice requirements for proposals that can be acted upon at shareholder meetings, and
- the authorization to issue preferred stock by action of the board of directors acting alone, thus without obtaining shareholder approval.

The Bank Holding Company Act of 1956, as amended, and the Change in Bank Control Act of 1978, as amended, together with federal regulations, require that, depending on the particular circumstances, either Federal Reserve approval must be obtained or notice must be furnished to the Federal Reserve and not disapproved prior to any person or entity acquiring "control" of a state member bank, such as Tri Counties Bank. These provisions may prevent a merger or acquisition that would be attractive to shareholders and could limit the price investors would be willing to pay in the future for our common stock.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may foreclose and take title to real estate and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean-up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we become subject to significant environmental liabilities, our business, financial condition, results of operations and cash flows could be materially adversely affected.

We could sustain losses if our asset quality declines.

Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. We could sustain losses if we incorrectly assess the creditworthiness of our borrowers or fail to detect or respond to deterioration in asset quality in a timely manner. Problems with asset quality could cause our interest income and net interest margin to decrease and our provisions for loan losses to increase, which could adversely affect our results of operations and financial condition.

Our recent results may not be indicative of our future results.

We may not be able to sustain our historical rate of growth or may not even be able to grow our business at all. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

The amount of common stock owned by, and other compensation arrangements with, our officers and directors may make it more difficult to obtain shareholder approval of potential takeovers that they oppose.

As of March 5, 2007, directors and executive officers beneficially owned approximately 20% of our common stock and our ESOP owned approximately 8%. Agreements with our senior management also provide for significant payments under certain circumstances following a change in control. These compensation arrangements, together with the common stock and option ownership of our board of directors and management, could make it difficult or expensive to obtain majority support for shareholder proposals or potential acquisition proposals of us that our directors and officers oppose.

We may issue additional common stock or other equity securities in the future which could dilute the ownership interest of existing shareholders

In order to maintain our capital at desired or regulatorily-required levels, or to fund future growth, our board of directors may decide from time to time to issue additional shares of common stock, or securities convertible into, exchangeable for or representing rights to acquire shares of our common stock. The sale of these shares may significantly dilute your ownership interest as a shareholder. New investors in the future may also have rights, preferences and privileges senior to our current shareholders which may adversely impact our current shareholders.

Holders of our junior subordinated debentures have rights that are senior to those of our common stockholders.

We have supported our continued growth through the issuance of trust preferred securities from special purpose trusts and accompanying junior subordinated debentures. At December 31, 2006, we had outstanding trust preferred securities and accompanying junior subordinated debentures totaling $41,238,000. Payments of the principal and interest on the trust preferred securities are conditionally guaranteed by us. Further, the accompanying junior subordinated debentures we issued to the trusts are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company is engaged in the banking business through 54 offices in 22 counties in Northern and Central California including nine offices each in Butte and Shasta Counties, eight in Sacramento County, three each in Placer, Siskiyou, Stanislaus and Sutter Counties, two in Glenn County, and one each in Contra Costa, Del Norte, Fresno, Kern, Lake, Lassen, Madera, Mendocino, Merced, Nevada, Tehama, Tulare, Yolo and Yuba Counties. All offices are constructed and equipped to meet prescribed security requirements.

The Company owns 18 branch office locations and one administrative building and leases 36 branch office locations and 3 administrative facilities. Most of the leases contain multiple renewal options and provisions for rental increases, principally for changes in the cost of living index, property taxes and maintenance.

ITEM 3. LEGAL PROCEEDINGS

Neither the Company nor its subsidiaries, are party to any material pending legal proceeding, nor is their property the subject of any material pending legal proceeding, except routine legal proceedings arising in the ordinary course of their business. None of these proceedings is expected to have a material adverse impact upon the Company's business, consolidated financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of the shareholders during the fourth quarter of 2006.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Market Prices and Dividends

The Company's common stock is traded on the NASDAQ Global Select Market System ("NASDAQ") under the symbol "TCBK." The following table shows the high and the low closing sale prices for the common stock for each quarter in the past two years, as reported by NASDAQ[1]:

2006:	High	Low
Fourth quarter	$27.90	$24.61
Third quarter	$27.38	$23.05
Second quarter	$28.32	$24.95
First quarter	$28.32	$22.39
2005:		
Fourth quarter	$24.49	$21.00
Third quarter	$25.07	$20.84
Second quarter	$22.34	$19.07
First quarter	$23.40	$19.35

As of March 5, 2007 there were approximately 1,716 shareholders of record of the Company's common stock. On March 5, 2007, the closing sales price was $23.56.

The Company has paid cash dividends on its common stock in every quarter since March 1990, and it is currently the intention of the Board of Directors of the Company to continue payment of cash dividends on a quarterly basis. There is no assurance, however, that any dividends will be paid since they are dependent upon earnings, financial condition and capital requirements of the Company and the Bank. As of December 31, 2006, $52,476,000 was available for payment of dividends by the Company to its shareholders, under applicable laws and regulations. The Company paid cash dividends of $0.12 per common share in each of the quarters ended December 31, 2006, September 30, 2006, June 30, 2006, March 31, 2006 and December 31, 2005, and $0.11 per common share in each of the quarters ended September 30, 2005, June 30, 2005 and March 31, 2005.

Equity Compensation Plans

The following table shows shares reserved for issuance for outstanding options, stock appreciation rights and warrants granted under our equity compensation plans as of December 31, 2006. All of our equity compensation plans have been approved by shareholders.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans not approved by shareholders	-	N/A	-
Equity compensation plans approved by shareholders	1,532,481	$12.57	416,430
Total	1,532,481	$12.57	416,430

Performance Graph

The following graph presents the cumulative total yearly shareholder return from investing $100 on December 31, 2001, in each of TriCo Common Stock, The Russell 3000 Index and the SNL Western Bank Index. The SNL Western Bank Index compiled by SNL Financial includes banks located in California, Oregon, Washington, Montana, Hawaii and Alaska with market capitalization similar to TriCo's. The amounts shown assume that any dividends were reinvested. TriCo's stock is listed on The NASDAQ Global Select Market under the symbol "TCBK". The performance graph represents past performance and should not be considered to be an indication of future performance.


Total Return Performance
TriCo Bancshares
Russell 3000
SNL Western Bank
Index Value
350
300
250
200
150
100
50
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

Index	Year ended December 31, 2001	2002	2003	2004	2005	2006
TriCo Bancshares	100.00	134.01	176.94	268.24	273.57	324.12
Russell 3000	100.00	78.46	102.83	115.11	122.16	141.35
SNL Western Bank	100.00	109.41	148.21	168.43	175.36	197.86

Stock Repurchase Plan

The Company adopted a stock repurchase plan on July 31, 2003, which was amended on March 11, 2004 for the repurchase of up to 500,000 shares of the Company's common stock from time to time as market conditions allow. The 500,000 shares authorized for repurchase under this plan represented approximately 3.2% of the Company's approximately 15,704,000 common shares outstanding as of July 31, 2003. This plan has no stated expiration date for the repurchases. As of December 31, 2006, the Company had purchased 374,371 shares under this plan as adjusted for the 2-for-1 stock split in the form of a common stock dividend effective April 30, 2004. The following table shows the repurchases made by the Company or any affiliated purchaser (as defined in Rule 10b-18(a)(3) under the Exchange Act) during the fourth quarter of 2006:

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
Oct. 1-31, 2006	-	-	-	125,629
Nov. 1-30, 2006	-	-	-	125,629
Dec. 1-31, 2006	-	-	-	125,629
Total	-	-	-	125,629

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data are derived from our consolidated financial statements. This data should be read in connection with our consolidated financial statements and the related notes located at Item 8 of this report.

TRICO BANCSHARES
Financial Summary
(in thousands, except per share amounts)

Year ended December 31,	2006	2005	2004	2003	2002
Interest income	$120,323	$98,756	$84,932	$73,969	$64,696
Interest expense	34,445	20,529	13,363	13,089	12,914
Net interest income	85,878	78,227	71,569	60,880	51,782
Provision for loan losses	1,289	2,169	2,901	1,058	2,755
Noninterest income	26,255	24,890	24,794	22,909	19,180
Noninterest expense	66,726	62,110	60,828	55,719	46,016
Income before income taxes	44,118	38,838	32,634	27,012	22,191
Provision for income taxes	17,288	15,167	12,452	10,124	8,122
Net income	$26,830	$23,671	$20,182	$16,888	$14,069
Earnings per share[2]:					
Basic	$1.70	$1.51	$1.29	$1.11	$1.00
Diluted	1.64	1.45	1.24	1.07	0.98
Per share[2]:					
Dividends paid	$0.48	$0.45	$0.43	$0.40	$0.40
Book value at December 31	10.69	9.52	8.79	8.16	7.01
Tangible book value at December 31	9.60	8.25	7.45	6.79	6.72
Average common shares outstanding[2]	15,812	15,708	15,660	15,282	14,038
Average diluted common shares outstanding[2]	16,383	16,331	16,270	15,757	14,386
Shares outstanding at December 31	15,857	15,708	15,723	15,668	14,122
At December 31:					
Loans, net	$1,492,965	$1,368,809	$1,158,442	$969,570	$673,836
Total assets	1,919,966	1,841,275	1,627,506	1,469,638	1,145,265
Total deposits	1,599,149	1,496,797	1,348,833	1,236,823	1,005,237
Debt financing and notes payable	39,911	31,390	28,152	22,887	22,924
Junior subordinated debt	41,238	41,238	41,238	20,619	-
Shareholders' equity	169,436	149,493	138,132	127,960	99,014
Financial Ratios:					
For the year:					
Return on assets	1.44%	1.38%	1.33%	1.27%	1.35%
Return on equity	16.61%	16.30%	15.20%	14.24%	15.03%
Net interest margin[1]	5.14%	5.14%	5.32%	5.23%	5.61%
Net loan losses to average loans	0.04%	0.04%	0.12%	0.34%	0.22%
Efficiency ratio[1]	58.99%	59.64%	62.46%	65.62%	63.73%
Average equity to average assets	8.68%	8.49%	8.72%	8.91%	9.00%
At December 31:					
Equity to assets	8.82%	8.12%	8.50%	8.71%	8.65%
Total capital to risk-adjusted assets	11.44%	10.79%	11.86%	11.56%	11.97%
Allowance for loan losses to loans	1.12%	1.17%	1.24%	1.31%	1.99%

[1] Fully taxable equivalent
[2] Per share figures retroactively adjusted to reflect 2-for-1 stock split in the form of a stock dividend effective April 30, 2004

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company's discussion and analysis of its financial condition and results of operations is intended to provide a better understanding of the significant changes and trends relating to the Company's financial condition, results of operations, liquidity, interest rate sensitivity, off balance sheet arrangements and certain contractual obligations. The following discussion is based on the Company's consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. Please read the Company's audited consolidated financial statements and the related notes included as Item 8 of this report.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those that materially affect the financial statements and are related to the adequacy of the allowance for loan losses, investments, mortgage servicing rights, and intangible assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company's policies related to estimates on the allowance for loan losses, other than temporary impairment of investments and impairment of intangible assets, can be found in Note 1 to the Company's audited consolidated financial statements and the related notes included as Item 8 of this report.

The Company used the intrinsic value method to account for its stock option plans (in accordance with the provisions of Accounting Principles Board Opinion No. 25). Under this method, compensation expense is recognized for awards of options to purchase shares of common stock to employees under compensatory plans only if the fair market value of the stock at the option grant date (or other measurement date, if later) is greater than the amount the employee must pay to acquire the stock. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) permitted companies to continue using the intrinsic value method or to adopt a fair value based method to account for stock option plans. The fair value based method results in recognizing as expense over the vesting period the fair value of all stock-based awards on the date of grant. The Company elected to continue to use the intrinsic value method. In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R), which replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim reporting period of the Company's fiscal year beginning after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. The Company adopted SFAS 123R on January 1, 2006 using a modified version of prospective application ("modified prospective application"). Under modified prospective application, as it is applicable to the Company, SFAS 123R applies to new grants and to grants modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of grants for which the requisite service has not been rendered (generally referring to non-vested grants) that are outstanding as of January 1, 2006 must be recognized as the remaining requisite service is rendered during the period of and/or the periods after the adoption of SFAS 123R. The attribution of compensation cost for those earlier grants will be based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not adopt the fair value accounting method for stock-based employee compensation.

As the Company has not commenced any business operations independent of the Bank, the following discussion pertains primarily to the Bank. Average balances, including balances used in calculating certain financial ratios, are generally comprised of average daily balances for the Company. Within Management's Discussion and

Analysis of Financial Condition and Results of Operations, interest income and net interest income are generally presented on a fully tax-equivalent (FTE) basis.

The following discussion and analysis is designed to provide a better understanding of the significant changes and trends related to the Company and the Bank's financial condition, operating results, asset and liability management, liquidity and capital resources and should be read in conjunction with the consolidated financial statements of the Company and the related notes at Item 8 of this report.

Results of Operations

Net Income

Following is a summary of the Company's net income for the past three years (dollars in thousands, except per share amounts):

	Year ended December 31,		
Components of Net Income	2006	2005	2004
Net interest income *	$86,857	$79,258	$72,589
Provision for loan losses	(1,289)	(2,169)	(2,901)
Noninterest income	26,255	24,890	24,794
Noninterest expense	(66,726)	(62,110)	(60,828)
Taxes *	(18,267)	(16,198)	(13,472)
Net income	$26,830	$23,671	$20,182
Net income per average fully-diluted share	$1.64	$1.45	$1.24
Net income as a percentage of average shareholders' equity	16.61%	16.30%	15.20%
Net income as a percentage of average total assets	1.44%	1.38%	1.33%

* Fully tax-equivalent (FTE)

Earnings in 2006 increased $3,159,000 (13.4%) from 2005. Net interest income (FTE) grew $7,599,000 (9.6%) due to a $146,430,000 (9.5%) increase in average earning assets while net interest margin was unchanged at 5.14%. The loan loss provision decreased $880,000 in 2006 from 2005, and noninterest income increased $1,365,000 (5.5%) while noninterest expense also increased $4,616,000 (7.4%).

Earnings in 2005 increased $3,489,000 (17.3%) from 2004. Net interest income (FTE) grew $6,669,000 (9.2%) due to a $178,629,000 (13.1%) increase in average earning assets that was partially offset by a net interest margin that fell 18 basis points. The loan loss provision was reduced by $732,000 in 2005 from 2004, and noninterest income increased $96,000 (0.4%) while noninterest expense increased $1,282,000 (2.1%).

The Company's return on average total assets was 1.44% in 2006 compared to 1.38% and 1.33% in 2005 and 2004, respectively. Return on average equity in 2006 was 16.61% compared to 16.30% and 15.20% in 2005 and 2004, respectively.

Net Interest Income

The Company's primary source of revenue is net interest income, which is the difference between interest income on earning assets and interest expense on interest-bearing liabilities. Net interest income (FTE) increased $7,599,000 (9.6%) to $86,857,000 from 2005 to 2006. Net interest income (FTE) increased $6,669,000 (9.2%) from 2004 to $79,258,000 in 2005.

Following is a summary of the Company's net interest income for the past three years (dollars in thousands):

	Year ended December 31,		
Components of Net Interest Income	2006	2005	2004
Interest income	$120,323	$98,756	$84,932
Interest expense	(34,445)	(20,529)	(13,363)
FTE adjustment	979	1,031	1,020
Net interest income (FTE)	$86,857	$79,258	$72,589
Net interest margin (FTE)	5.14%	5.14%	5.32%

Interest income (FTE) increased $21,515,000 (21.6%) from 2005 to 2006, the net effect of higher average balances of those assets and higher earning-asset yields. The total yield on earning assets increased from 6.47% in 2005 to 7.18% in 2006. The average yield on loans increased 69 basis points to 7.59% during 2006. The increase in average yield on interest-earning assets increased interest income (FTE) by $10,288,000, while the increase in average balances of interest-earning assets added $11,227,000 to interest income (FTE) during 2006.

Interest expense increased $13,916,000 (67.8%) in 2006 from 2005, due to a 0.91% increase in the average rate paid on interest-bearing liabilities to 2.61% and a $111,053,000 (9.2%) increase in the average balance of interest-bearing liabilities. The increase in the average rate paid on interest-bearing liabilities increased interest expense by $8,692,000 from 2005 to 2006, while the increase in average balances of interest-bearing liabilities increased interest expense by $5,224,000 in 2006.

Interest income (FTE) increased $13,835,000 (16.1%) from 2004 to 2005, due to increased volume of earning assets and higher yields on earning assets. During 2005, the average balance of interest-earning assets increased $178,629,000 (13.1%). The average yield on the Company's earning assets increased from 6.30% in 2004 to 6.47% in 2005. The increase in average yield on interest-earning assets increased interest income (FTE) by $1,268,000, while the increase in average balances of interest-earning assets added $12,567,000 to interest income (FTE) during 2005.

Interest expense increased $7,166,000 (53.6%) in 2005 from 2004 due to a $122,117,000 (11.3%) increase in average balance of interest-bearing liabilities and a 47 basis point increase in the average rate paid on interest-bearing liabilities from 1.23% to 1.70%. The increase in average yield on interest-bearing liabilities increased interest expense by $4,309,000, while the increase in average balances of interest-bearing liabilities added $2,857,000 to interest expense during 2005.

Net Interest Margin

Following is a summary of the Company's net interest margin for the past three years:

	Year ended December 31,		
Components of Net Interest Margin	2006	2005	2004
Yield on earning assets	7.18%	6.47%	6.30%
Rate paid on interest-bearing liabilities	2.61%	1.70%	1.23%
Net interest spread	4.56%	4.76%	5.07%
Impact of all other net noninterest-bearing funds	0.58%	0.38%	0.25%
Net interest margin (FTE)	5.14%	5.14%	5.32%

During 2004, the Company was able to slightly improve its net interest margin by further decreasing rates paid on interest-bearing deposits even though short-term interest rates began to rise from their lows in mid-2004. During 2005, short-term interest rates continued to rise while long-term interest rates remained steady or decreased slightly. As a result the average yield the Company was able to earn on interest-earning assets did not increase as fast as the rate it paid on interest-bearing liabilities, thus decreasing net interest margin. During the first half of 2006, short-term interest rates continued to rise while long-term interest rates remained relatively stable. As a result the average yield the Company was able to earn on interest-earning assets did not increase as fast as the rate it paid on interest-bearing liabilities however, the positive impact of all other net noninterest-bearing funds resulted in no change in net interest margin (FTE) from the previous year.

Summary of Average Balances, Yields/Rates and Interest Differential

The following tables present, for the past three years, information regarding the Company's consolidated average assets, liabilities and shareholders' equity, the amounts of interest income from average earning assets and resulting yields, and the amount of interest expense paid on interest-bearing liabilities. Average loan balances include nonperforming loans. Interest income includes proceeds from loans on nonaccrual loans only to the extent cash payments have been received and applied to interest income. Yields on securities and certain loans have been adjusted upward to reflect the effect of income thereon exempt from federal income taxation at the current statutory tax rate (dollars in thousands):

	Year ended December 31, 2006		
	Average balance	Interest income/expense	Rates earned/paid
Assets			
Loans	$1,447,163	$109,769	7.59%
Investment securities - taxable	206,989	8,749	4.23%
Investment securities - nontaxable	34,400	2,728	7.93%
Federal funds sold	1,155	56	4.85%
Total earning assets	1,689,707	121,302	7.18%
Other assets	171,343		
Total assets	$1,861,050		
Liabilities and shareholders' equity			
Interest-bearing demand deposits	$236,881	477	0.20%
Savings deposits	395,744	3,556	0.90%
Time deposits	527,019	21,427	4.07%
Federal funds purchased	81,237	4,116	5.07%
Other borrowings	35,131	1,667	4.75%
Junior subordinated debt	41,238	3,202	7.76%
Total interest-bearing liabilities	1,317,250	34,445	2.61%
Noninterest-bearing demand	352,617		
Other liabilities	29,641		
Shareholders' equity	161,542		
Total liabilities and shareholders' equity	$1,861,050		
Net interest spread (1)			4.56%
Net interest income and interest margin (2)		$86,857	5.14%

	Year ended December 31, 2005		
	Average balance	Interest income/expense	Rates earned/paid
Assets			
Loans	$1,251,699	$86,379	6.90%
Investment securities - taxable	256,217	10,574	4.13%
Investment securities - nontaxable	34,557	2,809	8.13%
Federal funds sold	804	25	3.11%
Total earning assets	1,543,277	99,787	6.47%
Other assets	166,098		
Total assets	$1,709,375		
Liabilities and shareholders' equity			
Interest-bearing demand deposits	$243,619	492	0.20%
Savings deposits	465,586	3,435	0.74%
Time deposits	374,989	10,975	2.93%
Federal funds purchased	51,114	1,784	3.49%
Other borrowings	29,651	1,361	4.59%
Junior subordinated debt	41,238	2,482	6.02%
Total interest-bearing liabilities	1,206,197	20,529	1.70%
Noninterest-bearing demand	332,224		
Other liabilities	25,757		
Shareholders' equity	145,197		
Total liabilities and shareholders' equity	$1,709,375		
Net interest spread (1)			4.76%
Net interest income and interest margin (2)		$79,258	5.14%

(1) Net interest spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

(2) Net interest margin is computed by dividing net interest income by total average earning assets.

	Year ended December 31, 2004		
	Average balance	Interest income/expense	Rates earned/paid
Assets			
Loans	$1,060,556	$72,637	6.85%
Investment securities - taxable	268,219	10,549	3.93%
Investment securities - nontaxable	34,282	2,748	8.02%
Federal funds sold	1,591	18	1.13%
Total earning assets	1,364,648	85,952	6.30%
Other assets	158,426		
Total assets	$1,523,074		
Liabilities and shareholders' equity			
Interest-bearing demand deposits	$230,637	423	0.18%
Savings deposits	475,796	3,444	0.72%
Time deposits	285,446	6,304	2.21%
Federal funds purchased	36,716	510	1.39%
Other borrowings	24,985	1,301	5.21%
Junior subordinated debt	30,500	1,381	4.53%
Total interest-bearing liabilities	1,084,080	13,363	1.23%
Noninterest-bearing demand	283,975		
Other liabilities	22,265		
Shareholders' equity	132,754		
Total liabilities and shareholders' equity	$1,523,074		
Net interest spread (1)			5.07%
Net interest income and interest margin (2)		$72,589	5.32%

(1) Net interest spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

(2) Net interest margin is computed by dividing net interest income by total average earning assets.

Summary of Changes in Interest Income and Expense due to Changes in Average Asset and Liability Balances and Yields Earned and Rates Paid

The following table sets forth a summary of the changes in the Company's interest income and interest expense from changes in average asset and liability balances (volume) and changes in average interest rates for the past three years. The rate/volume variance has been included in the rate variance. Amounts are calculated on a fully taxable equivalent basis:

	2006 over 2005			2005 over 2004		
	Volume	Yield/ Rate	Total	Volume	Yield/ Rate	Total
			(dollars in thousands)			
Increase (decrease) in interest income:						
Loans	$13,489	$9,901	$23,390	$13,091	$651	$13,742
Investment securities	(2,273)	367	(1,906)	(515)	601	86
Federal funds sold	11	20	31	(9)	16	7
Total	11,227	10,288	21,515	12,567	1,268	13,835
Increase (decrease) in interest expense:						
Demand deposits (interest-bearing)	(14)	(1)	(15)	24	45	69
Savings deposits	(515)	636	121	(74)	65	(9)
Time deposits	4,450	6,002	10,452	1,978	2,693	4,671
Federal funds purchased	1,051	1,281	2,332	200	1,074	1,274
Junior subordinated debt	-	720	720	486	615	1,101
Other borrowings	252	54	306	243	(183)	60
Total	5,224	8,692	13,916	2,857	4,309	7,166
Increase (decrease) in net interest income	$6,003	$1,596	$7,599	$9,710	($3,041)	$6,669

Provision for Loan Losses

In 2006, the Bank provided $1,289,000 for loan losses compared to $2,169,000 in 2005. Net loan charge-offs increased $133,000 (28.4%) to $601,000 during 2006. The 2006 charge-offs represented 0.04% of average loans outstanding versus 0.04% in 2005. Nonperforming loans net of government agency guarantees as a percentage of total loans were 0.30% and 0.21% at December 31, 2006 and 2005, respectively. The ratio of allowance for loan losses to nonperforming loans was 375% at the end of 2006 versus 548% at the end of 2005.

In 2005, the Company provided $2,169,000 for loan losses compared to $2,901,000 in 2004. Net loan charge-offs decreased $798,000 (63%) to $468,000 during 2005. The 2005 charge-offs represented 0.04% of average loans outstanding versus 0.12% in 2004. Nonperforming loans net of government agency guarantees as a percentage of total loans were 0.21% and 0.42% at December 31, 2005 and 2004, respectively. The ratio of allowance for loan losses to nonperforming loans was 548% at the end of 2005 versus 296% at the end of 2004.

Noninterest Income

The following table summarizes the Company's noninterest income for the past three years (dollars in thousands):

	Year ended December 31,		
Components of Noninterest Income	2006	2005	2004
Service charges on deposit accounts	$14,461	$13,619	$13,239
ATM fees and interchange	3,581	3,139	2,652
Other service fees	2,167	2,055	1,939
Amortization of mortgage servicing rights	-	(661)	(739)
Change in value of mortgage servicing rights	(400)	-	600
Gain on sale of loans	1,224	1,679	1,659
Commissions on sale of nondeposit investment products	1,946	2,242	2,327
Increase in cash value of life insurance	1,767	1,507	1,499
Other noninterest income	1,509	1,310	1,618
Total noninterest income	$26,255	$24,890	$24,794

Noninterest income increased $1,365,000 (5.5%) to $26,255,000 in 2006. Service charges on deposit accounts were up $842,000 (6.2%) due to growth in number of customers. ATM fees and interchange, and other service fees were up $442,000 (14.1%) and $112,000 (5.5%) due to expansion of the Company's ATM network and customer base through de-novo branch expansion. Overall, mortgage banking activities, which includes amortization of mortgage servicing rights, mortgage servicing fees, change in value of mortgage servicing rights, and gain on sale of loans, accounted for $1,782,000 of noninterest income in the 2006 compared to $1,946,000 in 2005. The decreased contribution from mortgage banking activities is due to the continued slow pace of mortgage refinance activity. Commissions on sale of nondeposit investment products decreased $296,000 (13.2%) in 2006 due to lower demand for annuity products. Increase in cash value of life insurance increased $260,000 (17.3%) to $1,767,000 due to increased earning rates on the related life insurance policies.

Noninterest income increased $96,000 (0.4%) to $24,890,000 in 2005. Service charges on deposit accounts was up $380,000 (2.9%) due to the introduction of a business overdraft privilege product and an increase in overdraft fees. ATM fees and interchange, and other service fees were up $487,000 (18.4%) and $116,000 (6.0%) due to expansion of the Company's ATM network and customer base through de-novo branch expansion and existing branch growth. Overall, mortgage banking activities, which includes amortization of mortgage servicing rights, mortgage servicing fees, provision for mortgage servicing valuation allowance, and gain on sale of loans, accounted for $1,946,000 of noninterest income in 2005 compared to $2,448,000 in 2004. Included in the mortgage banking results for 2004 was a $600,000 recovery of mortgage servicing rights valuation allowance. Commissions on sale of nondeposit investment products decreased $85,000 (3.7%) in 2005 due to slightly lower demand for annuity products. Other noninterest income decreased $308,000 (19.0%) in 2005 primarily due to a $566,000 gain on sale of foreclosed assets recorded in 2004.

Securities Transactions

During 2006 the Company recorded a gain of $12,000 from the sale of securities with a book value of $10,767,000. In addition, during 2006 the Company received proceeds from maturities of securities totaling $52,043,000, and used $896,000 to purchase securities.

During 2005 the Company had no sales of securities but received proceeds from maturities of securities totaling $58,755,000, and used $40,013,000 to purchase securities.

Noninterest Expense

The following table summarizes the Company's other noninterest expense for the past three years (dollars in thousands):

	Year ended December 31,		
Components of Noninterest Expense	2006	2005	2004
Salaries and benefits	$36,455	$33,926	$33,191
Other noninterest expense:			
Equipment and data processing	5,926	5,783	5,315
Occupancy	4,450	4,041	3,926
Advertising	2,090	1,732	1,026
ATM network charges	1,839	1,644	1,322
Professional fees	1,652	1,247	2,481
Telecommunications	1,573	1,521	1,773
Intangible amortization	1,395	1,381	1,358
Courier service	1,308	1,151	1,057
Postage	1,006	889	864
Operational losses	374	225	428
Assessments	326	312	297
Change in reserve for unfunded commitments	36	281	649
Net other real estate owned expense	-	-	11
Other	8,296	7,977	7,130
Total other noninterest expenses	30,271	28,184	27,637
Total noninterest expense	$66,726	$62,110	$60,828
Average full time equivalent staff	623	604	537
Noninterest expense to revenue (FTE)	58.99%	59.64%	62.46%

Salary and benefit expenses increased $2,529,000 (7.5%) to $36,455,000 in 2006 compared to 2005. Base salaries increased $1,878,000 (9.0%) to $22,788,000 in 2006. The increase in base salaries was mainly due to an increase in average full time equivalent employees from 604 during 2005 to 623 during 2006, and annual salary increases. Incentive and commission related salary expenses decreased $420,000 (8.3%) to $4,633,000 in 2006. The decrease in incentive and commission expenses was due primarily to decreases in related income generation from gain on sale of loans, and commissions on sale of non-deposit investments products. Benefits expense, including retirement, medical and workers' compensation insurance, and taxes, increased $690,000 (8.7%) to $8,652,000 during 2006. Also, included in salaries and benefit expense in 2006 was $382,000 for expensing of employee stock options compared to no such expense in 2005.

Salary and benefit expenses increased $735,000 (2.2%) in 2005 compared to 2004. Base salaries decreased $29,000 (0.1%) to $20,910,000 in 2005. The decrease in base salaries was mainly due to reduced overtime offset by an increase in average full time equivalent employees from 537 at December 31, 2004 to 604 at December 31, 2005, and annual salary increases. Incentive and commission related salary expenses increased $534,000 (11.8%) to $5,053,000 in 2005. The increase in incentive and commission expenses was directly tied to significant loan, deposit, and revenue growth during 2005. Benefits expense, including retirement, medical and workers' compensation insurance, and taxes, increased $230,000 (3.0%) to $7,963,000 during 2005.

Other noninterest expenses increased $2,087,000 (7.4%) to $30,271,000 in 2006. The increase was mainly due to new branches opened in 2005 and 2006, and inflation. The increase in professional fees was mainly due to increased audit expense and legal fees related to loan collection efforts.

Other noninterest expense increased $547,000 (2.0%) to $28,184,000 in 2005. Increases in the areas of equipment and data processing, occupancy, advertising, ATM network charges and courier service were mainly due to the first full year of operation of the Turlock and Woodland branches, the opening in 2005 of branches in Lincoln, Folsom, Sacramento, and Roseville, and enhancements to data processing and ATM network equipment. The decrease in professional fees was mainly due to reduced legal expenses and consulting fees. The decrease in consulting fees was mainly due to the expiration of consulting services related to the Company's overdraft privilege product, the expiration of which is not expected to have an impact on revenue from the overdraft privilege product.

Provision for Taxes

The effective tax rate on income was 39.2%, 39.1%, and 38.2% in 2006, 2005, and 2004, respectively. The effective tax rate was greater than the federal statutory tax rate due to state tax expense of $4,462,000, $3,993,000, and $3,008,000, respectively, in these years. Tax-exempt income of $1,749,000, $1,778,000, and 1,728,000, respectively, from investment securities, and $1,767,000, $1,507,000, and $1,499,000, respectively, from increase in cash value of life insurance in these years helped to reduce the effective tax rate.

Financial Ratios

The following table shows the Company's key financial ratios for the past three years:

Year ended December 31,	2006	2005	2004
Return on average total assets	1.44%	1.38%	1.33%
Return on average shareholders' equity	16.61%	16.30%	15.20%
Shareholders' equity to total assets	8.82%	8.12%	8.50%
Common shareholders' dividend payout ratio	28.31%	29.88%	33.34%

Loans

The Bank concentrates its lending activities in four principal areas: commercial loans (including agricultural loans), consumer loans, real estate mortgage loans (residential and commercial loans and mortgage loans originated for sale), and real estate construction loans. At December 31, 2006, these four categories accounted for approximately 10%, 35%, 45%, and 10% of the Bank's loan portfolio, respectively, as compared to 10%, 37%, 45%, and 8%, at December 31, 2005. The relative stability of the percentages was primarily due to the Bank's ability to increase all loan categories during 2006. The interest rates charged for the loans made by the Bank vary with the degree of risk, the size and maturity of the loans, the borrower's relationship with the Bank and prevailing money market rates indicative of the Bank's cost of funds.

The majority of the Bank's loans are direct loans made to individuals, farmers and local businesses. The Bank relies substantially on local promotional activity and personal contacts by bank officers, directors and employees to compete with other financial institutions. The Bank makes loans to borrowers whose applications include a sound purpose, a viable repayment source and a plan of repayment established at inception and generally backed by a secondary source of repayment.

At December 31, 2006 loans, including net deferred loan costs, totaled $1,509,879,000 which was a 9.0% ($124,844,000) increase over the balances at the end of 2005. Demand for home equity loans and auto loans (both classified as consumer loans) was strong in the first three quarters of 2006. Residential and commercial real estate mortgage loan and construction loan activity was also strong in the first three quarters of 2006. Non-real estate secured commercial loan growth improved from 2005 levels. Agriculture related loan growth continued to be relatively weak in 2006. The average loan-to-deposit ratio in 2006 was 95.7% compared to 88.4% in 2005.

At December 31, 2005 loans, including net deferred loan costs, totaled $1,385,035,000 which was a 18.1% ($212,068,000) increase over the balances at the end of 2004. Demand for home equity loans and auto loans (both classified as consumer loans) were strong throughout 2005. Commercial real estate mortgage loan activity was strong in 2005. Commercial and agriculture related loan growth continued to be relatively weak in 2005, and competition for such loans was high. The average loan-to-deposit ratio in 2005 was 88.4% compared to 83.1% in 2004.

Loan Portfolio Composite

The following table shows the Company's loan balances, including net deferred loan costs, for the past five years:

(dollars in thousands)	December 31, 2006	2005	2004	2003	2002
Commercial, financial and agricultural	$153,105	$143,175	$140,332	$142,252	$125,982
Consumer installment	525,513	508,233	410,198	320,248	201,858
Real estate mortgage	679,661	623,511	544,373	458,369	319,969
Real estate construction	151,600	110,116	78,064	61,591	39,713
Total loans	$1,509,879	$1,385,035	$1,172,967	$982,460	$687,522

Classified Assets

The Company closely monitors the markets in which it conducts its lending operations and continues its strategy to control exposure to loans with high credit risk. Asset reviews are performed using grading standards and criteria similar to those employed by bank regulatory agencies. Assets receiving lesser grades fall under the "classified assets" category, which includes all nonperforming assets and potential problem loans, and receive an elevated level of attention to ensure collection.

The following is a summary of classified assets on the dates indicated (dollars in thousands):

	At December 31, 2006			At December 31, 2005		
	Gross	Guaranteed	Net	Gross	Guaranteed	Net
Classified loans	$13,116	$6,514	$6,602	$13,086	$7,110	$5,976
Other classified assets	-	-	-	-	-	-
Total classified assets	$13,116	$6,514	$6,602	$13,086	$7,110	$5,976
Allowance for loan losses/Classified loans			256.2%			271.5%

Classified assets, net of guarantees of the U.S. Government, including its agencies and its government-sponsored agencies at December 31, 2006, increased $626,000 (10.5%) to $6,602,000 from $5,976,000 at December 31, 2005.

Nonperforming Assets

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is generally discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When loans are 90 days past due, but in Management's judgment are well secured and in the process of collection, they may not be classified as nonaccrual. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of Management, the loans are estimated to be fully collectible as to both principal and interest. The reclassification of loans as nonaccrual does not necessarily reflect management's judgment as to whether they are collectible.

Interest income on nonaccrual loans which would have been recognized during the year ended December 31, 2006, if all such loans had been current in accordance with their original terms, totaled $1,118,000. Interest income actually recognized on these loans in 2006 was $761,000.

The Bank's policy is to place loans 90 days or more past due on nonaccrual status. In some instances when a loan is 90 days past due management does not place it on nonaccrual status because the loan is well secured and in the process of collection. A loan is considered to be in the process of collection if, based on a probable specific event, it is expected that the loan will be repaid or brought current. Generally, this collection period would not exceed 30 days. Loans where the collateral has been repossessed are classified as other real estate owned

("OREO") or, if the collateral is personal property, the loan is classified as other assets on the Company's financial statements.

Management considers both the adequacy of the collateral and the other resources of the borrower in determining the steps to be taken to collect nonaccrual loans. Alternatives that are considered are foreclosure, collecting on guarantees, restructuring the loan or collection lawsuits.

The following tables set forth the amount of the Bank's nonperforming assets net of guarantees of the U.S. government, including its agencies and its government-sponsored agencies, as of the dates indicated:

	December 31, 2006			December 31, 2005		
(dollars in thousands):	Gross	Guaranteed	Net	Gross	Guaranteed	Net
Performing nonaccrual loans	$10,255	$6,372	$3,883	$9,315	$6,933	$2,382
Nonperforming, nonaccrual loans	561	-	561	579	-	579
Total nonaccrual loans	10,816	6,372	4,444	9,894	6,933	2,961
Loans 90 days past due and still accruing	68	-	68	-	-	-
Total nonperforming loans	10,884	6,372	4,512	9,894	6,933	2,961
Other real estate owned	-	-	-	-	-	-
Total nonperforming loans and OREO	$10,884	$6,372	$4,512	$9,894	$6,933	$2,961
Nonperforming loans to total loans			0.30%			0.21%
Allowance for loan losses/nonperforming loans			375%			548%
Nonperforming assets to total assets			0.24%			0.16%

	December 31, 2004			December 31, 2003		
(dollars in thousands):	Gross	Guaranteed	Net	Gross	Guaranteed	Net
Performing nonaccrual loans	$11,043	$7,442	$3,601	$10,997	$7,936	$3,061
Nonperforming, nonaccrual loans	1,418	174	1,244	2,551	1,252	1,299
Total nonaccrual loans	12,461	7,616	4,845	13,548	9,188	4,360
Loans 90 days past due and still accruing	61	-	61	34	-	34
Total nonperforming loans	12,522	7,616	4,906	13,582	9,188	4,394
Other real estate owned	-	-	-	932	-	932
Total nonperforming loans and OREO	$12,522	$7,616	$4,906	$14,514	9,188	$5,326
Nonperforming loans to total loans			0.42%			0.45%
Allowance for loan losses/nonperforming loans			296%			293%
Nonperforming assets to total assets			0.30%			0.36%

	December 31, 2002		
(dollars in thousands):	Gross	Guaranteed	Net
Performing nonaccrual loans	$13,199	$8,432	$4,767
Nonperforming, nonaccrual loans	4,091	718	3,373
Total nonaccrual loans	17,290	9,150	8,140
Loans 90 days past due and still accruing	40	-	40
Total nonperforming loans	17,330	9,150	8,180
Other real estate owned	932	-	932
Total nonperforming loans and OREO	$18,262	$9,150	$9,112
Nonperforming loans to total loans			1.19%
Allowance for loan losses/nonperforming loans			167%
Nonperforming assets to total assets			0.80%

During 2006, nonperforming assets net of government guarantees increased $1,551,000 (52.4%) to $4,512,000. Nonperforming loans increased $1,551,000 (52.4%) to $4,512,000. The ratio of nonperforming loans to total loans at December 31, 2006 was 0.30% versus 0.21% at the end of 2005. Classifications of nonperforming loans as a percent of total loans at the end of 2006 were as follows: secured by real estate, 89%; loans to farmers, 1%; commercial loans, 1%; and consumer loans, 9%.

During 2005, nonperforming assets net of government guarantees decreased $1,945,000 (39.6%) to $2,961,000. Nonperforming loans decreased $1,945,000 (39.6%) to $2,961,000. The ratio of nonperforming loans to total loans at December 31, 2005 was 0.21% versus 0.42% at the end of 2004. Classifications of nonperforming loans as a percent of total loans at the end of 2005 were as follows: secured by real estate, 61%; loans to farmers, 3%; commercial loans, 15%; and consumer loans, 21%.

Allowance for Loan Losses

Credit risk is inherent in the business of lending. As a result, the Company maintains an allowance for loan losses to absorb losses inherent in the Company's loan and lease portfolio. This is maintained through periodic charges to earnings. These charges are shown in the consolidated income statements as provision for loan losses. All specifically identifiable and quantifiable losses are immediately charged off against the allowance. However, for a variety of reasons, not all losses are immediately known to the Company and, of those that are known, the full extent of the loss may not be quantifiable at that point in time. The balance of the Company's allowance for loan losses is meant to be an estimate of these unknown but probable losses inherent in the portfolio.

For the remainder of this discussion, "loans" shall include all loans and lease contracts, which are a part of the Bank's portfolio.

Assessment of the Adequacy of the Allowance for Loan Losses

The Company formally assesses the adequacy of the allowance on a quarterly basis. Determination of the adequacy is based on ongoing assessments of the probable risk in the outstanding loan and lease portfolio, and to a lesser extent the Company's loan and lease commitments. These assessments include the periodic re-grading of credits based on changes in their individual credit characteristics including delinquency, seasoning, recent financial performance of the borrower, economic factors, changes in the interest rate environment, growth of the portfolio as a whole or by segment, and other factors as warranted. Loans are initially graded when originated. They are re-graded as they are renewed, when there is a new loan to the same borrower, when identified facts demonstrate heightened risk of nonpayment, or if they become delinquent. Re-grading of larger problem loans occurs at least quarterly. Confirmation of the quality of the grading process is obtained by independent credit reviews conducted by consultants specifically hired for this purpose and by various bank regulatory agencies.

The Company's method for assessing the appropriateness of the allowance includes specific allowances for identified problem loans and leases, formula allowance factors for pools of credits, and allowances for changing environmental factors (e.g., interest rates, growth, economic conditions, etc.). Allowances for identified problem loans are based on specific analysis of individual credits. Allowance factors for loan pools are based on the previous 5 years historical loss experience by product type. Allowances for changing environmental factors are management's best estimate of the probable impact these changes have had on the loan portfolio as a whole.

The Components of the Allowance for Loan Losses

As noted above, the overall allowance consists of a specific allowance, a formula allowance, and an allowance for environmental factors. The first component, the specific allowance, results from the analysis of identified credits that meet management's criteria for specific evaluation. These loans are reviewed individually to determine if such loans are considered impaired. Impaired loans are those where management has concluded that it is probable that the borrower will be unable to pay all amounts due under the contractual terms. Loans specifically reviewed, including those considered impaired, are evaluated individually by management for loss potential by evaluating sources of repayment, including collateral as applicable, and a specified allowance for loan losses is established where necessary.

The second component, the formula allowance, is an estimate of the probable losses that have occurred across the major loan categories in the Company's loan portfolio. This analysis is based on loan grades by pool and the loss history of these pools. This analysis covers the Company's entire loan portfolio including unused commitments but excludes any loans, which were analyzed individually and assigned a specific allowance as discussed above. The total amount allocated for this component is determined by applying loss estimation factors to outstanding loans and loan commitments. The loss factors are based primarily on the Company's historical loss experience tracked over a five-year period and adjusted as appropriate for the input of current trends and events. Because historical loss experience varies for the different categories of loans, the loss factors applied to each category also differ. In addition, there is a greater chance that the Company has suffered a loss from a loan that was graded less than satisfactory than if the loan was last graded satisfactory. Therefore, for any given category, a larger loss estimation factor is applied to less than satisfactory loans than to those that the Company last graded as satisfactory. The resulting formula allowance is the sum of the allocations determined in this manner.

The third component, the environmental factor allowance, is a component that is not allocated to specific loans or groups of loans, but rather is intended to absorb losses that may not be provided for by the other components.

There are several primary reasons that the other components discussed above might not be sufficient to absorb the losses present in portfolios, and the environmental factor allowance is used to provide for the losses that have occurred because of them.

The first reason is that there are limitations to any credit risk grading process. The volume of loans makes it impractical to re-grade every loan every quarter. Therefore, it is possible that some currently performing loans not recently graded will not be as strong as their last grading and an insufficient portion of the allowance will have been allocated to them. Grading and loan review often must be done without knowing whether all relevant facts are at hand. Troubled borrowers may deliberately or inadvertently omit important information from reports or conversations with lending officers regarding their financial condition and the diminished strength of repayment sources.

The second reason is that the loss estimation factors are based primarily on historical loss totals. As such, the factors may not give sufficient weight to such considerations as the current general economic and business conditions that affect the Company's borrowers and specific industry conditions that affect borrowers in that industry. The factors might also not give sufficient weight to other environmental factors such as changing economic conditions and interest rates, portfolio growth, entrance into new markets or products, and other characteristics as may be determined by Management.

Specifically, in assessing how much environmental factor allowance needed to be provided at December 31, 2006, management considered the following:

- with respect to loans to the agriculture industry, management considered the effects on borrowers of weather conditions and overseas market conditions for exported products as well as commodity prices in general;

- with respect to changes in the interest rate environment, management considered the recent changes in interest rates and the resultant economic impact it may have had on borrowers with high leverage and/or low profitability; and

- with respect to loans to borrowers in new markets and growth in general, management considered the relatively short seasoning of such loans and the lack of experience with such borrowers.

Each of these considerations was assigned a factor and applied to a portion or all of the loan portfolio. Since these factors are not derived from experience and are applied to large non-homogeneous groups of loans, they are available for use across the portfolio as a whole.

The following table sets forth the Bank's allowance for loan losses as of the dates indicated:

	December 31,				
	2006	2005	2004	2003	2002
	(dollars in thousands)				
Specific allowance	$894	$754	$820	$1,003	$5,299
Formula allowance	8,957	8,582	7,015	6,106	4,912
Environmental factors allowance	7,063	6,890	6,690	5,781	3,475
Total allowance	$16,914	$16,226	$14,525	$12,890	$13,686
Allowance for loan losses to loans	1.12%	1.17%	1.24%	1.31%	1.99%

Based on the current conditions of the loan portfolio, management believes that the $16,914,000 allowance for loan losses at December 31, 2006 is adequate to absorb probable losses inherent in the Bank's loan portfolio. No assurance can be given, however, that adverse economic conditions or other circumstances will not result in increased losses in the portfolio.

The following table summarizes, for the years indicated, the activity in the allowance for loan losses:

	December 31,				
	2006	2005	2004	2003	2002
	(dollars in thousands)				
Balance, beginning of year	$16,226	$14,525	$12,890	$13,686	$12,412
Addition through merger	-	-	-	928	-
Provision charged to operations	1,289	2,169	2,901	1,058	2,755
Loans charged off:					
Commercial, financial and agricultural	(162)	(220)	(901)	(1,142)	(668)
Consumer installment	(1,625)	(1,459)	(731)	(475)	(299)
Real estate mortgage	-	-	-	(2,136)	(819)
Total loans charged-off	(1,787)	(1,679)	(1,632)	(3,753)	(1,786)
Recoveries:					
Commercial, financial and agricultural	269	396	70	206	197
Consumer installment	872	774	175	79	94
Real estate mortgage	45	41	121	686	14
Total recoveries	1,186	1,211	366	971	305
Net loans charged-off	(601)	(468)	(1,266)	(2,782)	(1,481)
Balance, year end	$16,914	$16,226	$14,525	$12,890	$13,686
Average total loans	$1,447,163	$1,251,699	$1,060,556	$827,673	$660,668
Ratios:					
Net charge-offs during period to average loans outstanding during period	0.04%	0.04%	0.12%	0.34%	0.22%
Provision for loan losses to average loans outstanding	0.09%	0.17%	0.27%	0.13%	0.42%
Allowance to loans at year end	1.12%	1.17%	1.24%	1.31%	1.99%

The following tables summarize the allocation of the allowance for loan losses between loan types:

(dollars in thousands)	December 31, 2006 Amount	December 31, 2006 Percent of loans in each category to total loans	December 31, 2005 Amount	December 31, 2005 Percent of loans in each category to total loans	December 31, 2004 Amount	December 31, 2004 Percent of loans in each category to total loans
Balance at end of period applicable to:						
Commercial, financial and agricultural	$1,806	10.2%	$1,930	10.3%	$2,180	11.9%
Consumer installment	6,278	34.8%	6,099	36.7%	5,067	35.0%
Real estate mortgage	7,222	45.0%	6,967	45.0%	6,366	46.4%
Real estate construction	1,608	10.0%	1,230	8.0%	912	6.7%
	$16,914	100.0%	$16,226	100.0%	$14,525	100.0%

(dollars in thousands)	December 31, 2003 Amount	December 31, 2003 Percent of loans in each category to total loans	December 31, 2002 Amount	December 31, 2002 Percent of loans in each category to total loans
Balance at end of period applicable to:				
Commercial, financial and agricultural	$2,634	14.5%	$6,664	18.4%
Consumer installment	3,946	32.5%	2,630	29.4%
Real estate mortgage	5,564	46.7%	3,908	46.4%
Real estate construction	746	6.3%	484	5.8%
	$12,890	100.0%	$13,686	100.0%

Other Real Estate Owned

The other real estate owned (OREO) balance was S0 at both December 31, 2006 and 2005. OREO properties may consist of a mixture of land, single family residences, and commercial buildings.

Intangible Assets

At December 31, 2006 and 2005, the Bank had intangible assets totaling $17,185,000 and $19,926,000, respectively. The intangible assets resulted from the Bank's 1997 acquisitions of certain Wells Fargo branches and Sutter Buttes Savings Bank, the 2003 acquisition of North State National Bank, and an additional minimum pension liability related to the Company's supplemental retirement plans. Intangible assets at December 31, 2006 and 2005 were comprised of the following:

	December 31, 2006	December 31, 2005
	(dollars in thousands)	
Core-deposit intangible	$1,666	$3,061
Additional minimum pension liability	-	1,346
Goodwill	15,519	15,519
Total intangible assets	$17,185	$19,926

Amortization of core deposit intangible assets amounting to $1,395,000, $1,381,000, and $1,358,000, was recorded in 2006, 2005, and 2004, respectively. Prior to the Company's adoption of SFAS 158 during the quarter ended December 31, 2006, the intangible asset related to minimum pension liability was adjusted annually based upon actuarial estimates. Upon the adoption of, and in accordance with, the provisions of SFAS 158, the intangible asset related to minimum pension liability was eliminated. See Note 1 and Note 14 in the consolidated financial statements at Item 8 of this report for further discussion of the impact of the adoption of SFAS 158.

Deposits

Deposits at December 31, 2006 increased $102,352,000 (6.8%) over the 2005 year-end balances to $1,599,149,000. Noninterest-bearing deposits and certificates of deposits increased in 2006 while all other categories of deposits decreased in 2006. Included in the December 31, 2006 certificate of deposit balances is $20,000,000 from the State of California. The Bank participates in a deposit program offered by the State of

California whereby the State may make deposits at the Bank's request subject to collateral and credit worthiness constraints. The negotiated rates on these State deposits are generally favorable to other wholesale funding sources available to the Bank.

Deposits at December 31, 2005 increased $147,964,000 (11.0%) to $1,496,797,000 over 2004 year-end balances. All categories of deposits except savings increased in 2005. Included in the December 31, 2005 certificate of deposit balance is $20,000,000 from the State of California.

Long-Term Debt

The Company repaid $58,000 and $51,000 of long-term debt during 2006 and 2005, respectively. See Note 7 to the consolidated financial statements at Item 8 of this report for a discussion about the Company's other borrowings, including long-term debt.

Junior Subordinated Debt

See Note 8 to the consolidated financial statements at Item 8 of this report for a discussion about the Company's issuance of junior subordinated debt during 2006 and 2005.

Equity

See Note 10 and Note 19 in the consolidated financial statements at Item 8 of this report for a discussion of shareholders' equity and regulatory capital, respectively. Management believes that the Company's capital is adequate to support anticipated growth, meet the cash dividend requirements of the Company and meet the future risk-based capital requirements of the Bank and the Company.

Market Risk Management

Overview. The goal for managing the assets and liabilities of the Bank is to maximize shareholder value and earnings while maintaining a high quality balance sheet without exposing the Bank to undue interest rate risk. The Board of Directors has overall responsibility for the Company's interest rate risk management policies. The Bank has an Asset and Liability Management Committee (ALCO) which establishes and monitors guidelines to control the sensitivity of earnings to changes in interest rates.

Asset/Liability Management. Activities involved in asset/liability management include but are not limited to lending, accepting and placing deposits, investing in securities and issuing debt. Interest rate risk is the primary market risk associated with asset/liability management. Sensitivity of earnings to interest rate changes arises when yields on assets change in a different time period or in a different amount from that of interest costs on liabilities. To mitigate interest rate risk, the structure of the balance sheet is managed with the goal that movements of interest rates on assets and liabilities are correlated and contribute to earnings even in periods of volatile interest rates. The asset/liability management policy sets limits on the acceptable amount of variance in net interest margin, net income and market value of equity under changing interest environments. Market value of equity is the net present value of estimated cash flows from the Bank's assets, liabilities and off-balance sheet items. The Bank uses simulation models to forecast net interest margin, net income and market value of equity.

Simulation of net interest margin, net income and market value of equity under various interest rate scenarios is the primary tool used to measure interest rate risk. Using computer-modeling techniques, the Bank is able to estimate the potential impact of changing interest rates on net interest margin, net income and market value of equity. A balance sheet forecast is prepared using inputs of actual loan, securities and interest-bearing liability (i.e. deposits/borrowings) positions as the beginning base.

In the simulation of net interest margin and net income under various interest rate scenarios, the forecast balance sheet is processed against seven interest rate scenarios. These seven interest rate scenarios include a flat rate scenario, which assumes interest rates are unchanged in the future, and six additional rate ramp scenarios ranging from +300 to -300 basis points around the flat scenario in 100 basis point increments. These ramp scenarios assume that interest rates increase or decrease evenly (in a "ramp" fashion) over a twelve-month period and remain at the new levels beyond twelve months.

The following table summarizes the effect on net interest income and net income due to changing interest rates as measured against a flat rate (no interest rate change) scenario. The simulation results shown below assume no changes in the structure of the Company's balance sheet over the twelve months being measured (a "flat" balance sheet scenario), and that deposit rates will track general interest rate changes by approximately 50%:

Interest Rate Risk Simulation of Net Interest Income and Net Income as of December 31, 2006

Change in Interest Rates (Basis Points)	Estimated Change in Net Interest Income (NII) (as % of "flat" NII)	Estimated Change in Net Income (NI) (as % of "flat" NI)
+300 (ramp)	(0.97%)	(1.79%)
+200 (ramp)	(0.72%)	(1.33%)
+100 (ramp)	(0.50%)	(0.92%)
+ 0 (flat)	-	-
-100 (ramp)	(0.66%)	(1.22%)
-200 (ramp)	(1.42%)	(2.61%)
-300 (ramp)	(2.41%)	(4.43%)

In the simulation of market value of equity under various interest rate scenarios, the forecast balance sheet is processed against seven interest rate scenarios. These seven interest rate scenarios include the flat rate scenario described above, and six additional rate shock scenarios ranging from +300 to -300 basis points around the flat scenario in 100 basis point increments. These rate shock scenarios assume that interest rates increase or decrease immediately (in a "shock" fashion) and remain at the new level in the future.

The following table summarizes the effect on market value of equity due to changing interest rates as measured against a flat rate (no change) scenario:

Interest Rate Risk Simulation of Market Value of Equity as of December 31, 2006

Change in Interest Rates (Basis Points)	Estimated Change in Market Value of Equity (MVE) (as % of "flat" MVE)
+300 (shock)	(4.66%)
+200 (shock)	(3.28%)
+100 (shock)	(1.65%)
+ 0 (flat)	-
-100 (shock)	0.97%
-200 (shock)	1.23%
-300 (shock)	0.75%

These results indicate that given a "flat" balance sheet scenario, and if deposit rates track general interest rate changes by approximately 50%, the Company's balance sheet is slightly liability sensitive. "Liability sensitive" implies that earnings decrease when interest rates rise, and increase when interest rates decrease. The magnitude of all the simulation results noted above is within the Bank's policy guidelines. The asset liability management policy limits aggregate market risk, as measured in this fashion, to an acceptable level within the context of risk-return trade-offs.

The simulation results noted above do not incorporate any management actions, which might moderate the negative consequences of interest rate deviations. In addition, the simulation results noted above contain various assumptions such as a flat balance sheet, and the rate that deposit interest rates change as general interest rates change. Therefore, they do not reflect likely actual results, but serve as conservative estimates of interest rate risk.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the preceding tables. For example, although certain of the Bank's assets and liabilities may have similar maturities or repricing time frames, they may react in different degrees to changes in market interest rates.

In addition, the interest rates on certain of the Bank's asset and liability categories may precede, or lag behind, changes in market interest rates. Also, the actual rates of prepayments on loans and investments could vary significantly from the assumptions utilized in deriving the results as presented in the preceding table. Further, a change in U.S. Treasury rates accompanied by a change in the shape of the treasury yield curve could result in different estimations from those presented herein. Accordingly, the results in the preceding tables should not be relied upon as indicative of actual results in the event of changing market interest rates. Additionally, the resulting estimates of changes in market value of equity are not intended to represent, and should not be construed to represent, estimates of changes in the underlying value of the Bank.

Interest rate sensitivity is a function of the repricing characteristics of the Bank's portfolio of assets and liabilities. One aspect of these repricing characteristics is the time frame within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity. An analysis of the repricing time frames of interest-bearing assets and liabilities is sometimes called a "gap" analysis because it shows the gap between assets and liabilities repricing or maturing in each of a number of periods. Another aspect of these repricing characteristics is the relative magnitude of the repricing for each category of interest earning asset and interest-bearing liability given various changes in market interest rates. Gap analysis gives no indication of the relative magnitude of repricing given various changes in interest rates. Interest rate sensitivity management focuses on the maturity of assets and liabilities and their repricing during periods of changes in market interest rates. Interest rate sensitivity gaps are measured as the difference between the volumes of assets and liabilities in the Bank's current portfolio that are subject to repricing at various time horizons.

The following interest rate sensitivity table shows the Bank's repricing gaps as of December 31, 2006. In this table transaction deposits, which may be repriced at will by the Bank, have been included in the less than 3-month category. The inclusion of all of the transaction deposits in the less than 3-month repricing category causes the Bank to appear liability sensitive. Because the Bank may reprice its transaction deposits at will, transaction deposits may or may not reprice immediately with changes in interest rates. In recent years of moderate interest rate changes the Bank's earnings have reacted as though the gap position is slightly asset sensitive mainly because the magnitude of interest-bearing liability repricing has been less than the magnitude of interest-earning asset repricing. This difference in the magnitude of asset and liability repricing is mainly due to the Bank's strong core deposit base, which although they may be repriced within three months, historically, the timing of their repricing has been longer than three months and the magnitude of their repricing has been minimal.

Due to the limitations of gap analysis, as described above, the Bank does not actively use gap analysis in managing interest rate risk. Instead, the Bank relies on the more sophisticated interest rate risk simulation model described above as its primary tool in measuring and managing interest rate risk.

Interest Rate Sensitivity – December 31, 2006 (dollars in thousands)	Repricing within:				
	Less than 3 months	3 - 6 months	6 - 12 months	1 - 5 years	Over 5 years
Interest-earning assets:					
Federal funds sold	$794	$ --	$ --	$ --	$ --
Securities	20,148	18,414	40,314	91,715	27,770
Loans	617,694	69,395	101,594	532,629	188,567
Total interest-earning assets	$638,636	$87,809	$141,908	$624,344	$216,337
Interest-bearing liabilities					
Transaction deposits	$605,282	$ --	$ --	$ --	$ --
Time	237,002	192,474	104,104	40,252	10
Federal funds purchased	38,000	-	-	-	-
Other borrowings	17,193	17	37	22,664	
Junior subordinated debt	41,238	-	-	-	-
Total interest-bearing liabilities	$938,715	$192,491	$104,141	$62,916	$10
Interest sensitivity gap	($300,079)	($104,682)	$37,767	$561,428	$216,327
Cumulative sensitivity gap	($300,079)	($404,761)	($366,994)	$194,434	$410,761
As a percentage of earning assets:					
Interest sensitivity gap	(17.56%)	(6.13%)	2.21%	32.85%	12.66%
Cumulative sensitivity gap	(17.56%)	(23.68%)	(21.47%)	11.38%	24.03%

Liquidity

Liquidity refers to the Bank's ability to provide funds at an acceptable cost to meet loan demand and deposit withdrawals, as well as contingency plans to meet unanticipated funding needs or loss of funding sources. These objectives can be met from either the asset or liability side of the balance sheet. Asset liquidity sources consist of the repayments and maturities of loans, selling of loans, short-term money market investments, maturities of securities and sales of securities from the available-for-sale portfolio. These activities are generally summarized as investing activities in the Consolidated Statement of Cash Flows. Net cash used by investing activities totaled approximately $68,013,000 in 2006. Increased loan balances were responsible for the major use of funds in this category.

Liquidity is generated from liabilities through deposit growth and short-term borrowings. These activities are included under financing activities in the Consolidated Statement of Cash Flows. In 2006, financing activities provided funds totaling $45,015,000. Internal deposit growth provided funds amounting to $102,352,000. The Bank also had available correspondent banking lines of credit totaling $50,000,000 at year-end 2006. In addition, at December 31, 2006, the Company had loans and securities available to pledge towards future borrowings from the Federal Home Loan Bank of up to $337,769,000. As of December 31, 2006, the Company had $39,911,000 of long-term debt and other borrowings as described in Note 7 of the consolidated financial statements of the Company and the related notes at Item 8 of this report. While these sources are expected to continue to provide significant amounts of funds in the future, their mix, as well as the possible use of other sources, will depend on future economic and market conditions. Liquidity is also provided or used through the results of operating activities. In 2006, operating activities provided cash of $33,073,000.

The Bank classifies its entire investment portfolio as available for sale (AFS). The AFS securities plus cash and cash equivalents in excess of reserve requirements totaled $294,192,000 at December 31, 2006, which was 15.3% of total assets at that time. This was down from $342,422,000 and 18.6% at the end of 2005.

The maturity distribution of certificates of deposit in denominations of $100,000 or more is set forth in the following table. These deposits are generally more rate sensitive than other deposits and, therefore, are more likely to be withdrawn to obtain higher yields elsewhere if available. The Bank participates in a program wherein the State of California places time deposits with the Bank at the Bank's option. At December 31, 2006, 2005 and 2004, the Bank had $20,000,000 of these State deposits.

Certificates of Deposit in Denominations of $100,000 or More

	Amounts as of December 31,		
(dollars in thousands)	2006	2005	2004
Time remaining until maturity:			
Less than 3 months	$125,088	$83,280	$57,500
3 months to 6 months	77,585	43,125	13,910
6 months to 12 months	37,171	30,416	17,581
More than 12 months	14,306	38,958	40,415
Total	$254,150	$195,779	$129,406

Loan demand also affects the Bank's liquidity position. The following table presents the maturities of loans, net of deferred loan costs, at December 31, 2006:

	Within One Year	After One But Within 5 Years	After 5 Years	Total
	(dollars in thousands)			
Loans with predetermined interest rates:				
Commercial, financial and agricultural	$20,271	$33,690	$2,425	$56,386
Consumer installment	44,311	128,890	90,216	263,417
Real estate mortgage	122,958	72,527	77,539	273,024
Real estate construction	43,442	4,054	9,081	56,577
	$230,982	$239,161	$179,261	$649,404
Loans with floating interest rates:				
Commercial, financial and agricultural	$69,092	$26,445	$1,183	$96,720
Consumer installment	262,095	-	-	262,095
Real estate mortgage	36,439	75,334	294,865	406,638
Real estate construction	56,333	18,704	19,985	95,022
	$423,959	$120,483	$316,033	$860,475
Total loans	$654,941	$359,644	$495,294	$1,509,879

The maturity distribution and yields of the investment portfolio at December 31, 2006 is presented in the following table. The timing of the maturities indicated in the table below is based on final contractual maturities. Most mortgage-backed securities return principal throughout their contractual lives. As such, the weighted average life of mortgage-backed securities based on outstanding principal balance is usually significantly shorter than the final contractual maturity indicated below. At December 31, 2006, the Bank had no held-to-maturity securities.

	Within One Year		After One Year but Through Five Years		After Five Years but Through Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities Available-for-Sale	(dollars in thousands)									
Obligations of US government corporations and agencies	$4,985	5.00%	$1,862	5.31%	$139,487	3.94%	$17,794	5.68%	$164,128	4.18%
Obligations of states and political subdivisions	-	-	1,018	6.72%	13,460	8.54%	18,755	7.46%	33,233	7.88%
Corporate bonds	-	-	-	-	-	-	1,000	6.86%	1,000	6.86%
Total securities available-for-sale	$4,985	5.00%	$2,880	5.81%	$152,947	4.35%	$37,549	6.60%	$198,361	4.81%

The principal cash requirements of the Company are dividends on common stock when declared. The Company is dependent upon the payment of cash dividends by the Bank to service its commitments. The Company expects that the cash dividends paid by the Bank to the Company will be sufficient to meet this payment schedule. Dividends from the Bank are subject to certain regulatory restrictions.

Off-Balance Sheet Items

The Bank has certain ongoing commitments under operating and capital leases. See Note 5 of the financial statements at Item 8 of this report for the terms. These commitments do not significantly impact operating results. As of December 31, 2006 commitments to extend credit and commitments related to the Bank's deposit overdraft privilege product were the Bank's only financial instruments with off-balance sheet risk. The Bank has not entered into any contracts for financial derivative instruments such as futures, swaps, options, etc. Commitments to extend credit were $623,133,000 and $626,490,000 at December 31, 2006 and 2005, respectively, and represent 41.3% of the total loans outstanding at year-end 2006 versus 45.2% at December 31, 2005. Commitments related to the Bank's deposit overdraft privilege product totaled $33,290,000 and $35,002,000 at December 31, 2006 and 2005, respectively.

Certain Contractual Obligations

The following chart summarizes certain contractual obligations of the Company as of December 31, 2006:

(dollars in thousands)	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Federal funds purchased	$38,000	$38,000	-	-	-
FHLB loan, fixed rate of 5.41% payable on April 7, 2008, callable in its entirety by FHLB on a quarterly basis beginning April 7, 2003	20,000	-	20,000	-	-
FHLB loan, fixed rate of 5.35% payable on December 9, 2008	1,500	-	1,500	-	-
FHLB loan, fixed rate of 5.77% payable on February 23, 2009	1,000	-	1,000	-	-
Capital lease obligation on premises, effective rate of 13% payable monthly in varying amounts through December 1, 2009	235	-	235	-	-
Other collateralized borrowings, fixed rate of 3.82% payable on January 2, 2007	17,176	17,176	-	-	-
Junior subordinated debt, adjustable rate of three-month LIBOR plus 3.05%, callable in whole or in part by the Company on a quarterly basis beginning October 7, 2008, matures October 7, 2033	20,619	-	-	-	20,619
Junior subordinated debt, adjustable rate of three-month LIBOR plus 2.55%, callable in whole or in part by the Company on a quarterly basis beginning July 23, 2009, matures July 23, 2034	20,619	-	-	-	20,619
Operating lease obligations	6,727	1,755	2,900	1,474	598
Deferred compensation[1]	1,199	240	470	377	112
Supplemental retirement plans[1]	4,543	524	1,024	975	2,020
Total contractual obligations	$131,618	$57,695	$27,129	$2,826	$43,968

(1) These amounts represent known certain payments to participants under the Company's deferred compensation and supplemental retirement plans. See Note 14 in the financial statements at Item 8 of this report for additional information related to the Company's deferred compensation and supplemental retirement plan liabilities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See "Market Risk Management" under Item 7 of this report which is incorporated herein.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

TRICO BANCSHARES
CONSOLIDATED BALANCE SHEETS

	At December 31,	
	2006	2005
	(in thousands, except share data)	
Assets:		
Cash and due from banks	$102,220	$90,562
Federal funds sold	794	2,377
Cash and cash equivalents	103,014	92,939
Securities available-for-sale	198,361	260,278
Federal Home Loan Bank stock, at cost	8,320	7,602
Loans, net of allowance for loan losses of $16,914 and $16,226	1,492,965	1,368,809
Foreclosed assets, net of allowance for losses of $180 and $180	-	-
Premises and equipment, net	21,830	21,291
Cash value of life insurance	43,536	41,768
Accrued interest receivable	8,727	7,641
Goodwill	15,519	15,519
Other intangible assets, net	1,666	4,407
Other assets	26,028	21,021
Total assets	$1,919,966	$1,841,275
Liabilities and Shareholders' Equity:		
Liabilities:		
Deposits:		
Noninterest-bearing demand	$420,025	$368,412
Interest-bearing	1,179,124	1,128,385
Total deposits	1,599,149	1,496,797
Federal funds purchased	38,000	96,800
Accrued interest payable	7,548	4,506
Reserve for unfunded commitments	1,849	1,813
Other liabilities	22,835	19,238
Other borrowings	39,911	31,390
Junior subordinated debt	41,238	41,238
Total liabilities	1,750,530	1,691,782
Commitments and contingencies (Notes 5, 9, 14 and 16)		
Shareholders' equity:		
Common stock, no par value: 50,000,000 shares authorized; issued and outstanding:		
15,857,207 at December 31, 2006	73,739	
15,707,835 at December 31, 2005		71,412
Retained earnings	100,218	81,906
Accumulated other comprehensive loss, net	(4,521)	(3,825)
Total shareholders' equity	169,436	149,493
Total liabilities and shareholders' equity	$1,919,966	$1,841,275

The accompanying notes are an integral part of these consolidated financial statements.

TRICO BANCSHARES
CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,		
	2006	2005	2004
	(in thousands, except per share data)		
Interest and dividend income:			
Loans, including fees	$109,769	$86,379	$72,637
Debt securities:			
Taxable	8,373	10,268	10,312
Tax exempt	1,749	1,778	1,728
Dividends	376	306	237
Federal funds sold	56	25	18
Total interest and dividend income	120,323	98,756	84,932
Interest expense:			
Deposits	25,460	14,902	10,171
Federal funds purchased	4,116	1,784	510
Other borrowings	1,667	1,361	1,301
Junior subordinated debt	3,202	2,482	1,381
Total interest expense	34,445	20,529	13,363
Net interest income	85,878	78,227	71,569
Provision for loan losses	1,289	2,169	2,901
Net interest income after provision for loan losses	84,589	76,058	68,668
Noninterest income:			
Service charges and fees	19,809	18,152	17,691
Gain on sale of loans	1,224	1,679	1,659
Commissions on sale of non-deposit investment products	1,946	2,242	2,327
Increase in cash value of life insurance	1,767	1,507	1,499
Other	1,509	1,310	1,618
Total noninterest income	26,255	24,890	24,794
Noninterest expense:			
Salaries and related benefits	36,455	33,926	33,191
Other	30,271	28,184	27,637
Total noninterest expense	66,726	62,110	60,828
Income before income taxes	44,118	38,838	32,634
Provision for income taxes	17,288	15,167	12,452
Net income	$26,830	$23,671	$20,182
Earnings per share:			
Basic	$1.70	$1.51	$1.29
Diluted	$1.64	$1.45	$1.24

The accompanying notes are an integral part of these consolidated financial statements.

TRICO BANCSHARES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended December 31, 2006, 2005 and 2004

	Shares of Common Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
	(in thousands, except share data)				
Balance at December 31, 2003	15,668,248	$69,767	$56,379	$1,814	$127,960
Comprehensive income:					
Net income			20,182		20,182
Change in net unrealized gain on Securities available for sale, net				(1,936)	(1,936)
Change in minimum pension liability, net				(230)	(230)
Total comprehensive income					18,016
Stock options exercised	222,669	1,348			1,348
Tax benefit of stock options exercised		330			330
Repurchase of common stock	(167,600)	(746)	(2,047)		(2,793)
Dividends paid ($0.43 per share)			(6,729)		(6,729)
Balance at December 31, 2004	15,723,317	$70,699	$67,785	($352)	$138,132
Comprehensive income:					
Net income			23,671		23,671
Change in net unrealized loss on Securities available for sale, net				(3,336)	(3,336)
Change in minimum pension liability, net				(137)	(137)
Total comprehensive income					20,198
Stock options exercised	136,289	972			972
Tax benefit of stock options exercised		425			425
Repurchase of common stock	(151,771)	(684)	(2,477)		(3,161)
Dividends paid ($0.45 per share)			(7,073)		(7,073)
Balance at December 31, 2005	15,707,835	$71,412	$81,906	($3,825)	$149,493
Comprehensive income:					
Net income			26,830		26,830
Change in net unrealized loss on Securities available for sale, net				519	519
Total comprehensive income					27,349
Adjustment to initially apply FASB Statement No. 158, net of tax				(1,215)	(1,215)
Stock option vesting		662			662
Stock options exercised	190,287	1,646			1,646
Tax benefit of stock options exercised		205			205
Repurchase of common stock	(40,915)	(186)	(923)		(1,109)
Dividends paid ($0.48 per share)			(7,595)		(7,595)
Balance at December 31, 2006	15,857,207	$73,739	$100,218	($4,521)	$169,436

Share and per share data for all periods have been adjusted to reflect the 2-for-1 stock split paid on April 30, 2004.
The accompanying notes are an integral part of these consolidated financial statements.

TRICO BANCSHARES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2006	2005	2004
Operating activities:		(in thousands)	
Net income	$26,830	$23,671	$20,182
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of premises and equipment, and amortization	3,710	3,821	3,402
Amortization of intangible assets	1,395	1,381	1,358
Provision for loan losses	1,289	2,169	2,901
Amortization of investment securities premium, net	898	1,236	1,845
Gain on sale of investments	(12)	-	-
Originations of loans for resale	(69,707)	(76,542)	(88,158)
Proceeds from sale of loans originated for resale	70,257	77,398	89,015
Gain on sale of loans	(1,224)	(1,679)	(1,659)
Amortization of mortgage servicing rights	-	661	739
Change in market value of mortgage servicing rights	(400)	-	(600)
Loss (gain) on sale of fixed assets	28	94	(23)
Gain on sale of foreclosed assets	-	-	(566)
Increase in cash value of life insurance	(1,767)	(1,507)	(1,499)
Stock option vesting expense	662	-	-
Deferred income tax benefit	(1,679)	(2,223)	(1,130)
Change in:			
Interest receivable	(1,086)	(1,168)	(446)
Interest payable	3,042	1,225	643
Other assets and liabilities, net	837	1,382	3,459
Net cash provided by operating activities	33,073	29,919	29,463
Investing activities:			
Proceeds from maturities of securities available-for-sale	52,043	58,755	79,442
Proceeds from sale of securities available-for-sale	10,779	-	-
Purchases of securities available-for-sale	(896)	(40,013)	(59,091)
Purchase of Federal Home Loan Bank stock	(718)	(821)	(1,997)
Loan originations and principal collections, net	(125,445)	(212,536)	(192,992)
Proceeds from sale of premises and equipment	5	24	545
Purchases of premises and equipment	(3,781)	(4,766)	(3,753)
Proceeds from sale of foreclosed assets	-	-	1,490
Investment in subsidiary	-	-	(619)
Net cash used by investing activities	(68,013)	(199,357)	(176,975)
Financing activities:			
Net increase in deposits	102,352	147,964	112,010
Net change in federal funds purchased	(58,800)	50,400	6,900
Payments of principal on long-term other borrowings	(58)	(51)	(43)
Net change in short-term other borrowings	8,579	3,289	5,308
Issuance of junior subordinated debt	-	-	20,619
Repurchase of common stock	-	(3,161)	(2,793)
Dividends paid	(7,595)	(7,073)	(6,729)
Exercise of stock options	537	972	1,348
Net cash provided by financing activities	45,015	192,340	136,620
Net change in cash and cash equivalents	10,075	22,902	(10,892)
Cash and cash equivalents and beginning of year	92,939	70,037	80,929
Cash and cash equivalents at end of year	$103,014	$92,939	$70,037
Supplemental disclosure of noncash activities:			
Unrealized loss on securities available for sale	$895	($5,757)	($3,263)
Supplemental disclosure of cash flow activity:			
Cash paid for interest expense	31,403	19,304	12,720
Cash paid for income taxes	19,825	16,215	14,630
Income tax benefit from stock option exercises	205	425	330

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiary, Tri Counties Bank (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations
The Company operates 32 branch offices and 22 in-store branch offices in the California counties of Butte, Contra Costa, Del Norte, Fresno, Glenn, Kern, Lake, Lassen, Madera, Mendocino, Merced, Nevada, Placer, Sacramento, Shasta, Siskiyou, Stanislaus, Sutter, Tehama, Tulare, Yolo and Yuba. The Company's operating policy since its inception has emphasized retail banking. Most of the Company's customers are retail customers and small to medium sized businesses.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates, including those related to the adequacy of the allowance for loan losses, investments, intangible assets, income taxes and contingencies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The allowance for loan losses, goodwill and other intangible assessments, income taxes, and the valuation of mortgage servicing rights, are the only accounting estimates that materially affect the Company's consolidated financial statements.

Significant Group Concentration of Credit Risk
The Company grants agribusiness, commercial, consumer, and residential loans to customers located throughout the northern San Joaquin Valley, the Sacramento Valley and northern mountain regions of California. The Company has a diversified loan portfolio within the business segments located in this geographical area.

Cash and Cash Equivalents
For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold.

Investment Securities
The Company classifies its debt and marketable equity securities into one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling in the near term. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. In 2006 and 2005, the Company did not have any securities classified as either held-to-maturity or trading.

Available-for-sale securities are recorded at fair value. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of other accumulated comprehensive income (loss) in shareholders' equity until realized.

Premiums and discounts are amortized or accreted over the life of the related investment security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities are included in earnings and are derived using the specific identification method for determining the cost of securities sold. Unrealized losses due to fluctuations in fair value of securities held to maturity or available for sale are recognized through earnings when it is determined that an other than temporary decline in value has occurred.

Federal Home Loan Bank Stock
The Bank is a member of both the Federal Home Loan Bank of San Francisco ("FHLB"), and as a condition of membership, it is required to purchase stock. The amount of FHLB stock required to be purchased is based on the borrowing capacity desired by the Bank. While technically these are considered equity securities, there is no market for the FHLB stock. Therefore, the shares are considered as restricted investment securities. Such investment is carried at cost.

Loans Held for Sale
Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors of current investor yield requirements. Net unrealized losses are recognized through a valuation allowance by charges to income. At December 31, 2006 and 2005, the Company's balance of loans held for sale was immaterial.

Mortgage loans held for sale are generally sold with the mortgage servicing rights retained by the Company. The carrying value of mortgage loans sold is reduced by the cost allocated to the associated mortgage servicing rights. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

Loans
Loans are reported at the principal amount outstanding, net of unearned income and the allowance for loan losses. Loan origination and commitment fees and certain direct loan origination costs are deferred, and the net amount is amortized as an adjustment of the related loan's yield over the estimated life of the loan. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is generally discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When loans are 90 days past due, but in Management's judgment are well secured and in the process of collection, they may be classified as accrual. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of Management, the loans are estimated to be fully collectible as to both principal and interest. All impaired loans are classified as nonaccrual loans.

Reserve for Unfunded Commitments
The reserve for unfunded commitments is established through a provision for losses – unfunded commitments charged to noninterest expense. The reserve for unfunded commitments is an amount that Management believes will be adequate to absorb probable losses inherent in existing commitments, including unused portions of revolving lines of credits and other loans, standby letters of credits, and unused deposit account overdraft privilege. The reserve for unfunded commitments is based on evaluations of the collectibility, and prior loss experience of unfunded commitments. The evaluations take into consideration such factors as changes in the nature and size of the loan portfolio, overall loan portfolio quality, loan concentrations, specific problem loans and related unfunded commitments, and current economic conditions that may affect the borrower's or depositor's ability to pay.

Allowance for Loan Losses
The allowance for loan losses is established through a provision for loan losses charged to expense. Loans and deposit related overdrafts are charged against the allowance for loan losses when Management believes that the collectibility of the principal is unlikely or, with respect to consumer installment loans, according to an established delinquency schedule. The allowance is an amount that Management believes will be adequate to absorb probable losses inherent in existing loans and leases, based on evaluations of the collectibility, impairment and prior loss experience of loans and leases. The evaluations take into consideration such factors as changes in the nature and size of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, and current economic conditions that may affect the borrower's ability to pay. The Company defines a loan as impaired when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

Credit risk is inherent in the business of lending. As a result, the Company maintains an allowance for loan losses to absorb losses inherent in the Company's loan portfolio. This is maintained through periodic charges to earnings. These charges are shown in the Consolidated Income Statements as provision for loan losses. All specifically identifiable and quantifiable losses are immediately charged off against the allowance. However, for a variety of reasons, not all losses are immediately known to the Company and, of those that are known, the full extent of the loss may not be quantifiable at that point in time. The balance of the Company's allowance for loan losses is meant to be an estimate of these unknown but probable losses inherent in the portfolio. For purposes of this discussion, "loans" shall include all loans and lease contracts that are part of the Company's portfolio.

The Company formally assesses the adequacy of the allowance on a quarterly basis. Determination of the adequacy is based on ongoing assessments of the probable risk in the outstanding loan portfolio, and to a lesser extent the Company's loan commitments. These assessments include the periodic re-grading of credits based on changes in their individual credit characteristics including delinquency, seasoning, recent financial performance of the borrower, economic factors, changes in the interest rate environment, growth of the portfolio as a whole or by segment, and other factors as warranted. Loans are initially graded when originated. They are re-graded as they are renewed, when there is a new loan to the same borrower, when identified facts demonstrate heightened risk of nonpayment, or if they become delinquent. Re-grading of larger problem loans occur at least quarterly. Confirmation of the quality of the grading process is obtained by independent credit reviews conducted by consultants specifically hired for this purpose and by various bank regulatory agencies.

The Company's method for assessing the appropriateness of the allowance for loan losses and the reserve for unfunded commitments includes specific allowances for identified problem loans and leases as determined by SFAS 114, formula allowance factors for pools of credits, and allowances for changing environmental factors (e.g., interest rates, growth, economic conditions, etc.). Allowance factors for loan pools are based on the previous 5 years historical loss experience by product type. Allowances for specific loans are based on SFAS 114 analysis of individual credits. Allowances for changing environmental factors are Management's best estimate of the probable impact these changes have had on the loan portfolio as a whole.

Based on the current conditions of the loan portfolio, Management believes that the allowance for loan losses and the reserve for unfunded commitments, which collectively stand at $18,763,000 at December 31, 2006, are adequate to absorb probable losses inherent in the Company's loan portfolio. No assurance can be given, however, that adverse economic conditions or other circumstances will not result in increased losses in the portfolio.

Mortgage Servicing Rights

Mortgage servicing rights (MSRs) represent the Company's right to a future stream of cash flows based upon the contractual servicing fee associated with servicing mortgage loans. Our MSRs arise from residential mortgage loans that we originate and sell, but retain the right to service the loans. For sales of residential mortgage loans, a portion of the cost of originating the loan is allocated to the servicing right based on relative fair values of the loan and the servicing right. The net gain from the retention of the servicing right is included in gain on sale of loans in noninterest income when the loan is sold. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. MSRs are included in other assets. Servicing fees are recorded in noninterest income when earned.

Effective with the Company's early adoption of SFAS 156, beginning as of January 1, 2006 MSRs are carried at fair value, with changes in fair value reported in noninterest income in the period in which the change occurs. On or before December 31, 2005, MSRs were carried at the lower of amortized cost or market value. The cumulative effect related to the adoption of this change in accounting from lower of amortized cost or market value to fair value on January 1, 2006 was immaterial.

The determination of fair value of our MSRs requires management judgment because they are not actively traded. The determination of fair value for MSRs requires valuation processes which combine the use of discounted cash flow models and extensive analysis of current market data to arrive at an estimate of fair value. The cash flow and prepayment assumptions used in our discounted cash flow model are based on empirical data drawn from the historical performance of our MSRs, which we believe are consistent with assumptions used by market participants valuing similar MSRs, and from data obtained on the performance of similar MSRs. The key assumptions used in the valuation of MSRs include mortgage prepayment speeds and the discount rate. These variables can, and generally will, change from quarter to quarter as market conditions and projected interest rates change. The key risks inherent with MSRs are prepayment speed and changes in interest rates.

The following tables summarize the activity in, and the main assumptions we used to determine the fair value of mortgage servicing rights for the periods indicated (dollars in thousands):

	Years ended December 31,	
	2006	2005
Mortgage servicing rights:		
Balance at beginning of period	$3,638	$3,476
Additions	674	823
Amortization	-	(661)
Change in fair value	(400)	-
Balance at end of period	$3,912	$3,638
Servicing fees received	$957	$928
Balance of loans serviced at:		
Beginning of period	$373,163	$368,435
End of period	$389,636	$373,163
Weighted-average prepayment speed (CPR)	12.7%	11.1%
Discount rate	10.0%	10.0%

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Premises and Equipment
Land is carried at cost. Buildings and equipment, including those acquired under capital lease, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expenses are computed using the straight-line method over the estimated useful lives of the related assets or lease terms. Asset lives range from 3-10 years for furniture and equipment and 15-40 years for land improvements and buildings.

Foreclosed Assets
Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other noninterest expense.

Goodwill and Other Intangible Assets
Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and other intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment.

As of the date of adoption, the Company had identifiable intangible assets consisting of core deposit premiums and minimum pension liability. Core deposit premiums are amortized using an accelerated method over a period of ten years. Intangible assets related to minimum pension liability are adjusted annually based upon actuarial estimates.

The following table summarizes the Company's goodwill intangible as of December 31, 2006 and 2005.

(Dollar in Thousands)	December 31, 2005	Additions	Reductions	December 31, 2006
Goodwill	$15,519	-	-	$15,519

The following table summarizes the Company's core deposit intangibles as of December 31, 2006 and 2005.

(Dollar in Thousands)	December 31, 2005	Additions	Reductions	December 31, 2006
Core deposit intangibles	$13,643	-	-	$13,643
Accumulated amortization	(10,582)	-	($1,395)	(11,977)
Core deposit intangibles, net	$3,061	-	($1,395)	$1,666

Core deposit intangibles are amortized over their expected useful lives. Such lives are periodically reassessed to determine if any amortization period adjustments are indicated. The following table summarizes the Company's estimated core deposit intangible amortization for each of the five succeeding years:

Years Ended	Estimated Core Deposit Intangible Amortization (Dollar in thousands)
2007	$490
2008	$523
2009	$328
2010	$260
2011	$65
Thereafter	-

The following table summarizes the Company's minimum pension liability intangible as of December 31, 2006 and 2005.

(Dollar in Thousands)	December 31, 2005	Additions	Reductions	December 31, 2006
Minimum pension liability intangible	$1,346	-	($1,346)	-

Prior to the Company's adoption of SFAS 158 during the quarter ended December 31, 2006, the intangible asset related to minimum pension liability was adjusted annually based upon actuarial estimates. Upon the adoption of, and in accordance with, the provisions of SFAS 158, the intangible asset related to minimum pension liability was eliminated. For further discussion of the impact of SFAS 158 see "Recent Accounting Pronouncements" below and Note 14.

Impairment of Long-Lived Assets and Goodwill
Long-lived assets, such as premises and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

On December 31 of each year, goodwill is tested for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

Income Taxes
The Company's accounting for income taxes is based on an asset and liability approach. The Company recognizes the amount of taxes payable or refundable for the current year, and deferred tax assets and liabilities for the future tax consequences that have been recognized in its financial statements or tax returns. The measurement of tax assets and liabilities is based on the provisions of enacted tax laws.

Stock-Based Compensation
On January 1, 2006 the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R), using the modified-prospective transition method. Under this transition method, compensation cost recognized during the year ended December 31, 2006 includes: (a) compensation cost for all share-based awards granted prior to, but not yet vested as of, January 1, 2006, based on the grant-date fair value and related service period estimates in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share-based awards granted subsequent to January 1, 2006, based on the grant-date fair value and related service periods estimated in accordance with the provisions of SFAS 123R. Under the provisions of the modified-prospective transition method, results for the years ended December 31, 2005 and 2004 have not been restated. Historically, stock options are the only type of share-based award granted by the Company.

Prior to the adoption of SFAS 123R, the Company used the intrinsic value method to account for its stock option plans (in accordance with the provisions of Accounting Principles Board Opinion No. 25). Intrinsic value is the difference between share fair market value and option exercise price. Under this method, compensation expense was recognized for awards of options to purchase shares of common stock to employees under compensatory plans only if the fair market value of the stock at the option grant date (or other measurement date, if later) was greater than the amount the employee was required to pay to acquire the stock. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), permitted companies to continue using the intrinsic value method or to adopt a fair value based method to account for stock option plans. The fair value based method would have resulted in the recognition, as expense over the vesting period, of the fair value of all stock-based awards on the date of grant.

SFAS 123R clarifies and expands the guidance in SFAS 123 in several areas, including measuring fair value and attributing compensation cost to reporting periods. SFAS 123R includes a requirement to: (a) estimate forfeitures of share-based awards at the date of grant, (b) expense share-based awards granted to retirement eligible employees and those employees with non-substantive non-compete agreements immediately, (c) attribute compensation costs of share-based award grants to the stated future vesting period, (d) recognize compensation cost of all share-based awards based upon the grant-date fair value (including pre-2006 options).

The Company did not recognize any gain or loss resulting from the cumulative effect of a change in accounting principle upon adoption of SFAS 123R on January 1, 2006. Based on the stock-based compensation awards outstanding as of December 31, 2005, for which the requisite service was not fully rendered prior to January 1, 2006, and any subsequent option grants as of December 31, 2006, the Company expects to recognize total pre-tax compensation cost of approximately $1,608,000 related to outstanding stock option grants, of which $662,000 was recognized in the year ended December 31, 2006, in accordance with the accounting requirements of SFAS 123R. The after-tax effect of adopting SFAS 123R was a reduction of net income of $455,000 and $0, and a reduction in diluted earnings per share of $0.03 and $0, for the years ended December 31, 2006 and 2005, respectively. Future levels of compensation cost recognized related to stock-based compensation awards may be impacted by new awards and/or modifications, repurchases and cancellations of existing awards before and after the adoption SFAS 123R.

Had compensation cost for the Company's option plans been determined in accordance with SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share amounts)		2005	2004
Net income	As reported	$23,671	$20,182
	Pro forma	$23,267	$19,710
Basic earnings per share	As reported	$1.51	$1.29
	Pro forma	$1.48	$1.26
Diluted earnings per share	As reported	$1.45	$1.24
	Pro forma	$1.42	$1.21
Stock-based employee compensation cost, net of related tax effects,	As reported	$0	$0
included in net income	Pro forma	$404	$472

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model.

Earnings Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustments to income that would result from assumed issuance. Potential common shares that may be issued by the Company relate solely from outstanding stock options, and are determined using the treasury stock method.

Earnings per share have been computed based on the following:

	Years ended December 31,		
	2006	2005	2004
		(in thousands)	
Net income	$26,830	$23,671	$20,182
Average number of common shares outstanding	15,812	15,708	15,660
Effect of dilutive stock options	571	623	610
Average number of common shares outstanding used to calculate diluted earnings per share	16,383	16,331	16,270

There were no options excluded from the computation of diluted earnings per share for the years ended December 31, 2006, 2005, and 2004, respectively, because the effect of these options was antidilutive.

Comprehensive Income
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,		
	2006	2005	2004
		(in thousands)	
Unrealized holding gains (losses) on available-for-sale securities	$895	($5,757)	($3,263)
Tax effect	(376)	2,421	1,327
Unrealized holding gains (losses) on available-for-sale securities, net of tax	519	(3,336)	(1,936)
Change in minimum pension liability	-	(292)	(385)
Tax effect	-	155	155
Change in minimum pension liability, net of tax	-	(137)	(230)
	$519	($3,473)	($2,166)

In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88 106, and 132(R) (SFAS 158). SFAS 158 became effective for the Company on December 31, 2006. The Company was required to recognize the funded status of its defined benefit post-retirement benefit plans in its consolidated financial statements for the year ended December 31, 2006, and recorded a corresponding reduction of $1,215,000 (after tax) to the December 31, 2006 balance of accumulated other comprehensive loss in shareholders' equity. The impact of the adoption of SFAS 158 is included in the amounts in the table below related to minimum pension liability. See "Recent Accounting Pronouncements" below and Note 14 for further discussion of the impact of the adoption of SFAS 158.

The components of accumulated other comprehensive loss, included in shareholders' equity, are as follows:

	December 31,	
	2006	2005
	(in thousands)	
Net unrealized losses on available-for-sale securities	($3,855)	($4,750)
Tax effect	1,621	1,997
Unrealized holding losses on available-for-sale securities, net of tax	(2,234)	(2,753)
Minimum pension liability	(3,946)	(1,851)
Tax effect	1,659	779
Minimum pension liability, net of tax	(2,287)	(1,072)
Accumulated other comprehensive loss	($4,521)	($3,825)

Recent Accounting Pronouncements
In December 2004, the FASB issued FASB Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, (SFAS 123) and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim reporting period of the Company's fiscal year beginning after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. The Company adopted SFAS 123R on January 1, 2006 using a modified version of prospective application ("modified prospective application"). Under modified prospective application, as it is applicable to the Company, SFAS 123R applies to new grants and to grants modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of grants for which the requisite service has not been rendered (generally referring to non-vested grants) that are outstanding as of January 1, 2006 must be recognized as the remaining requisite service is rendered during the period of and/or the periods after the adoption of SFAS 123R. The attribution of compensation cost for those earlier grants will be based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not adopt the fair value accounting method for stock-based employee compensation.

The Company did not recognize any gain or loss resulting from the cumulative effect of a change in accounting principle upon adoption of SFAS 123R on January 1, 2006. Based on the stock-based compensation awards outstanding as of December 31, 2005, for which the requisite service was not fully rendered prior to January 1, 2006, and any subsequent option grants as of December 31, 2006, the Company expects to recognize total pre-tax compensation cost of approximately $1,608,000 related to outstanding stock option grants, of which $662,000 was recognized in the year ended December 31, 2006, in accordance with the accounting requirements of SFAS 123R. The after-tax effect of adopting SFAS 123R was a reduction of net income of $455,000 and $0, and a reduction in diluted earnings per share of $0.03 and $0, for the years ended December 31, 2006 and 2005, respectively. Future levels of compensation cost recognized related to stock-based compensation awards may be impacted by new awards and/or modifications, repurchases and cancellations of existing awards before and after the adoption SFAS 123R.

In May 2005, the FASB issued FASB Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154). SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. SFAS 154 carries forward the guidance in APB Opinion 20, Accounting Changes, requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. The adoption of SFAS 154 on January 1, 2006 had no impact the Company's consolidated financial statements.

In February 2006, the FASB issued FASB Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140 (SFAS 155). SFAS 155 amends SFAS 133, Accounting for Derivative Instruments and Hedging Activities and SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155 (i) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (ii) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, (iii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (iv) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (v) amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for the Company on January 1, 2007 and is not expected to have a significant impact on the Company's consolidated financial statements.

In March 2006, the FASB issued FASB Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets, (SFAS 156) an amendment of FASB Statement No. 140. SFAS 156 requires all separately-recognized servicing assets and liabilities to be initially measured at fair value, and permits companies to elect, on a class-by-class basis, to account for servicing assets and liabilities on either a lower of cost or market value basis or a fair value measurement basis.

The Company elected to early adopt SFAS 156 as of January 1, 2006 and to measure residential mortgage servicing rights (MSRs) at fair value. At December 31, 2005, MSRs were accounted for at the lower of amortized cost or market value basis. As a result of adopting SFAS 156, there was no adjustment to opening retained earnings as of January 1, 2006, representing the effect of remeasuring all MSRs that existed at December 31, 2005 from a lower of amortized cost or market basis to a fair value basis, as this amount was immaterial.

In September 2006, the FASB issued FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company's consolidated financial statements.

In September 2006, the FASB issued FASB Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88 106, and 132(R) (SFAS 158). SFAS 158 requires an employer to recognize the overfunded or underfunded status of defined benefit postretirement plans as an asset or a liability in its statement of financial position. The funded status is measured as the difference between plan assets at fair value and the benefit obligation (the projected benefit obligation for pension plans or the accumulated benefit obligation for other postretirement benefit plans). An employer is also required to measure the funded status of a plan as of the date of its year-end statement of financial position with changes in the funded status recognized through comprehensive income. SFAS 158 also requires certain disclosures regarding the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of gains or losses, prior service costs or credits, and the transition asset or obligation. The Company was required to recognize the funded status of its defined benefit post-retirement benefit plans in its consolidated financial statements for the year ended December 31, 2006. The Company had previously recognized the funded status of its Executive and Director Supplemental Retirement plans in prior consolidated financial statements. The Company has no other defined benefit post-retirement benefit plans. The requirement to measure plan assets and benefit obligations as of the date of the year-end statement of financial position is effective for the Company's consolidated financial statements beginning with the fiscal year ended after December 15, 2008. The Company currently uses December 31 as the measurement date for its defined benefit post-retirement benefit plans.

In February 2007, the FASB issued FASB Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment to FASB Statement No. 115 (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company's consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. FIN 48 was effective for the Company on January 1, 2007 and did not have a significant impact on the Company's consolidated financial statements.

In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of a Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 addresses how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. SAB 108 will be applicable to all financial statements issued by the Company after November 15, 2006. The implementation of this bulletin did not have a significant impact on the Company's consolidated financial statements for the year ended December 31, 2006.

Reclassifications

Certain amounts previously reported in the 2005 and 2004 financial statements have been reclassified to conform to the 2006 presentation. These reclassifications did not affect previously reported net income or total shareholders' equity.

Note 2 - Restricted Cash Balances

Reserves (in the form of deposits with the Federal Reserve Bank) of $7,183,000 and $10,795,000 were maintained to satisfy Federal regulatory requirements at December 31, 2006 and 2005. These reserves are included in cash and due from banks in the accompanying balance sheets.

Note 3 - Investment Securities

The amortized cost and estimated fair values of investments in debt and equity securities are summarized in the following tables:

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Available-for-Sale	(in thousands)			
Obligations of U.S. government corporations and agencies	$168,581	$240	($4,693)	$164,128
Obligations of states and political subdivisions	32,635	628	(30)	33,233
Corporate debt securities	1,000	-	-	1,000
Total securities available-for-sale	$202,216	$868	($4,723)	$198,361

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Available-for-Sale	(in thousands)			
Obligations of U.S. government corporations and agencies	$214,781	$495	($6,443)	$208,833
Obligations of states and political subdivision	36,484	1,283	(18)	37,749
Corporate debt securities	13,763	116	(183)	13,696
Total securities available-for-sale	$265,028	$1,894	($6,644)	$260,278

The amortized cost and estimated fair value of debt securities at December 31, 2006 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. At December 31, 2006, obligations of U.S. government corporations and agencies with a cost basis totaling $168,581,000 consist almost entirely of mortgage-backed securities whose contractual maturity, or principal repayment, will follow the repayment of the underlying mortgages. For purposes of the following table, the entire outstanding balance of these mortgage-backed securities issued by U.S. government corporations and agencies is categorized based on final maturity date. At December 31, 2006, the Company estimates the average remaining life of these mortgage-backed securities issued by U.S. government corporations and agencies to be approximately 2.5 years. Average remaining life is defined as the time span after which the principal balance has been reduced by half.

	Amortized Cost	Estimated Fair Value
	(in thousands)	
Investment Securities		
Due in one year	$5,000	$4,985
Due after one year through five years	2,870	2,880
Due after five years through ten years	157,083	152,947
Due after ten years	37,263	37,549
Totals	$202,216	$198,361

Proceeds from sales of investment securities were as follows:

For the Year	Gross Proceeds	Gross Gains	Gross Losses
		(in thousands)	
2006	$10,779	$107	($95)
2005	—	—	—
2004	—	—	—

Investment securities with an aggregate carrying value of $160,436,000 and $171,921,000 at December 31, 2006 and 2005, respectively, were pledged as collateral for specific borrowings, lines of credit and local agency deposits.

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

	Less than 12 months		12 months or more		Total	
December 31, 2006	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Securities Available-for-Sale:			(in thousands)			
Obligations of U.S. government corporations and agencies	$3,697	($16)	$147,372	($4,677)	$151,069	($4,693)
Obligations of states and political subdivisions	1,646	(11)	1,260	(19)	2,906	(30)
Corporate debt securities	-	-	-	-	-	-
Total securities available-for-sale	$5,343	($27)	$148,632	($4,696)	$153,975	($4,723)

	Less than 12 months		12 months or more		Total	
December 31, 2005	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Securities Available-for-Sale:			(in thousands)			
Obligations of U.S. government corporations and agencies	$71,953	($1,828)	$114,511	($4,615)	$186,464	($6,443)
Obligations of states and political subdivisions	2,130	(18)	--	--	2,130	(18)
Corporate debt securities	--	--	6,746	(183)	6,746	(183)
Total securities available-for-sale	$74,083	($1,846)	$121,257	($4,798)	$195,340	($6,644)

Obligations of U.S. government corporations and agencies: The unrealized losses on investments in obligations of U.S. government corporations and agencies were caused by interest rate increases. The contractual cash flows of these securities are guaranteed by U.S. Government Sponsored Entities (principally Fannie Mae and Freddie Mac). It is expected that the securities would not be settled at a price less than the amortized cost of the investment. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired. At December 31, 2006, 58 debt securities representing obligations of U.S. government corporations and agencies had unrealized losses with aggregate depreciation of 3.0% from the Company's amortized cost basis.

Obligations of states and political subdivisions: The unrealized losses on investments in obligations of states and political subdivisions were caused by interest rate increases. It is expected that the securities would not be settled at a price less than the amortized cost of the investment. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired. At December 31, 2006, 3 debt securities representing obligations of states and political subdivisions had unrealized losses with aggregate depreciation of 1.0% from the Company's amortized cost basis.

Note 4 – Loans

A summary of the balances of loans follows:

	December 31,	
	2006	2005
	(in thousands)	
Mortgage loans on real estate:		
Residential 1-4 family	$111,459	$98,960
Commercial	571,628	527,937
Total mortgage loan on real estate	683,087	626,897
Consumer:		
Home equity lines of credit	282,099	283,574
Home equity loans	92,242	85,695
Auto Indirect	131,716	119,640
Other	14,927	14,246
Total consumer loans	520,984	503,155
Commercial	153,054	143,267
Construction:		
Residential 1-4 family	38,821	31,356
Other construction	113,518	79,641
Total construction	152,339	110,997
Total loans	1,509,464	1,384,316
Less: Allowance for loan losses	(16,914)	(16,226)
Net deferred loan costs	415	719
Total loans, net	$1,492,965	$1,368,809

Loans with an aggregate carrying value of $460,387,000 and $434,985,000 at December 31, 2006 and 2005, respectively, were pledged as collateral for specific borrowings and lines of credit.

The following tables summarize the activity in the allowance for loan losses, reserve for unfunded commitments, and allowance for losses (which is comprised of the allowance for loan losses and the reserve for unfunded commitments) for the periods indicated (dollars in thousands):

	Years Ended December 31,		
	2006	2005	2004
Allowance for loan losses:			
Balance at beginning of year	$16,226	$14,525	$12,890
Addition through merger	-	-	-
Provision for loan losses	1,289	2,169	2,901
Loans charged off	(1,787)	(1,679)	(1,632)
Recoveries of previously charged-off loans	1,186	1,211	366
Net charge-offs	(601)	(468)	(1,266)
Balance at end of year	$16,914	$16,226	$14,525
Reserve for unfunded commitments:			
Balance at beginning of year	$1,813	$1,532	$883
Provision for losses – Unfunded commitments	36	281	649
Balance at end of year	$1,849	$1,813	$1,532
Balance at end of year:			
Allowance for loan losses	$16,914	$16,226	$14,525
Reserve for unfunded commitments	1,849	1,813	1,532
Allowance for losses	$18,763	$18,039	$16,057
As a percentage of total loans:			
Allowance for loan losses	1.12%	1.17%	1.24%
Reserve for unfunded commitments	0.12%	0.13%	0.13%
Allowance for losses	1.24%	1.30%	1.37%

Loans classified as nonaccrual, net of guarantees of the U.S. government, including its agencies and its government-sponsored agencies, amounted to approximately $4,444,000, $2,961,000 and $4,845,000 at December 31, 2006, 2005, and 2004, respectively. These nonaccrual loans were classified as impaired and are included in the recorded balance in impaired loans for the respective years shown below. If interest on those loans had been accrued, such income would have been approximately $357,000, $957,000 and $1,231,000 in 2006, 2005 and 2004, respectively. Loans 90 days past due and still accruing, net of guarantees of the U.S. government, including its agencies and its government-sponsored agencies, amounted to approximately $68,000, $0 and $61,000 at December 31, 2006, 2005, and 2004, respectively.

As of December 31, the Company's recorded investment in impaired loans, net of guarantees of the U.S. government, and the related valuation allowance were as follows (in thousands):

	2006	
	Recorded Investment	Valuation Allowance
Impaired loans -		
Valuation allowance required	$4,444	$883
No valuation allowance required	—	—
Total impaired loans	$4,444	$883

	2005	
	Recorded Investment	Valuation Allowance
Impaired loans -		
Valuation allowance required	$2,961	$717
No valuation allowance required	—	—
Total impaired loans	$2,961	$717

This valuation allowance is included in the allowance for loan losses shown above for the respective year. The average recorded investment in impaired loans was $3,703,000, $3,903,000 and $4,603,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The Company recognized interest income on impaired loans of $761,000, $736,000 and $965,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Note 5 - Premises and Equipment

Premises and equipment were comprised of:

	December 31,	
	2006	2005
	(in thousands)	
Premises	$18,183	$17,349
Furniture and equipment	22,915	21,234
	41,098	38,583
Less: Accumulated depreciation	(23,088)	(21,084)
	18,010	17,499
Land and land improvements	3,820	3,792
	$21,830	$21,291

Depreciation of premises and equipment amounted to $3,209,000, $3,210,000 and $2,899,000 in 2006, 2005, and 2004, respectively.

The Company leases one building for which the lease is accounted for as a capital lease. The cost basis of the building under this capital lease is $831,000 with accumulated depreciation of $745,000 and $717,000 at December 31, 2006 and 2005, respectively. The cost basis and accumulated depreciation of this building under capital lease are recorded in the balance of premises and equipment. Depreciation related to this building under capital lease is included in the depreciation of premises and equipment noted above.

At December 31, 2006, future minimum commitments under non-cancelable capital and operating leases with initial or remaining terms of one year or more are as follows:

	Capital Leases	Operating Leases
	(in thousands)	
2007	$94	$1,755
2008	95	1,558
2009	96	1,342
2010	-	1,008
2011	-	466
Thereafter	-	598
Future minimum lease payments	285	$6,727
Less amount representing interest	50	
Present value of future lease payments	$235	

Rent expense under operating leases was $2,175,000 in 2006, $1,855,000 in 2005, and $1,644,000 in 2004.

Note 6 - Deposits

A summary of the balances of deposits follows:

	December 31,	
	2006	2005
	(in thousands)	
Noninterest-bearing demand	$420,025	$368,412
Interest-bearing demand	230,671	244,193
Savings	374,611	438,177
Time certificates, $100,000 and over	254,150	195,779
Other time certificates	319,692	250,236
Total deposits	$1,599,149	$1,496,797

Certificate of deposit balances of $20,000,000 from the State of California were included in time certificates, $100,000 and over, at December 31, 2006 and 2005. The Bank participates in a deposit program offered by the State of California whereby the State may make deposits at the Bank's request subject to collateral and credit worthiness constraints. The negotiated rates on these State deposits are generally favorable to other wholesale funding sources available to the Bank.

Overdrawn deposit balances of $1,336,000 and $1,201,000 were classified as consumer loans at December 31, 2006 and 2005, respectively.

At December 31, 2006, the scheduled maturities of time deposits were as follows (in thousands):

	Scheduled Maturities
2007	$533,580
2008	24,325
2009	10,897
2010	2,645
2011	2,385
Thereafter	10
Total	$573,842

Note 7 - Other Borrowings

A summary of the balances of other borrowings follows:

	December 31,	
	2006	2005
	(in thousands)	
FHLB loan, fixed rate of 5.41% payable on April 7, 2008, callable in its entirety by FHLB on a quarterly basis beginning April 7, 2003	$20,000	$20,000
FHLB loan, fixed rate of 5.35% payable on December 9, 2008	1,500	1,500
FHLB loan, fixed rate of 5.77% payable on February 23, 2009	1,000	1,000
Capital lease obligation on premises, effective rate of 13% payable monthly in varying amounts through December 1, 2009	235	293
Other collateralized borrowings, fixed rate of 3.82% payable on January 2, 2007	17,176	8,597
Total other borrowings	$39,911	$31,390

The Company maintains a collateralized line of credit with the Federal Home Loan Bank of San Francisco. Based on the FHLB stock requirements at December 31, 2006, this line provided for maximum borrowings of $398,269,000 of which $60,500,000 was outstanding, leaving $337,769,000 available. The total of borrowings from the FHLB at December 31, 2006 consists of the $22,500,000 described in the table above, and $38,000,000 of borrowings that mature overnight and are classified as federal funds purchased.

At December 31, 2006, the Company had $17,176,000 of other collateralized borrowings. Other collateralized borrowings are generally overnight maturity borrowings from non-financial institutions that are collateralized by securities owned by the Company.

The Company maintains a collateralized line of credit with the Federal Reserve Bank of San Francisco. Based on the collateral pledged at December 31, 2006, this line provided for maximum borrowings of $9,200,000 of which $0 was outstanding, leaving $9,200,000 available.

The Company has available unused correspondent banking lines of credit from commercial banks totaling $50,000,000 for federal funds transactions at December 31, 2006.

Note 8 – Junior Subordinated Debt

On July 31, 2003, the Company formed a subsidiary business trust, TriCo Capital Trust I, to issue trust preferred securities. Concurrently with the issuance of the trust preferred securities, the trust issued 619 shares of common stock to the Company for $1,000 per share or an aggregate of $619,000. In addition, the Company issued a Junior Subordinated Debenture to the Trust in the amount of $20,619,000. The terms of the Junior Subordinated Debenture are materially consistent with the terms of the trust preferred securities issued by TriCo Capital Trust I. Also on July 31, 2003, TriCo Capital Trust I completed an offering of 20,000 shares of cumulative trust preferred securities for cash in an aggregate amount of $20,000,000. The trust preferred securities are mandatorily redeemable upon maturity on October 7, 2033 with an interest rate that resets quarterly at three-month LIBOR plus 3.05%, or 4.16% for the first quarterly interest period. TriCo Capital Trust I has the right to redeem the trust preferred securities on or after October 7, 2008. The trust preferred securities were issued through an underwriting syndicate to which the Company paid underwriting fees of $7.50 per trust preferred security or an aggregate of $150,000. The net proceeds of $19,850,000 were used to finance the opening of new branches, improve bank services and technology, repurchase shares of the Company's common stock under its repurchase plan and increase the Company's capital. The trust preferred securities have not been and will not be registered under the Securities Act of 1933, as amended, or applicable state securities laws and were sold pursuant to an exemption from registration under the Securities Act of 1933. The trust preferred securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933, as amended, and applicable state securities laws.

As a result of the adoption of FIN 46R, the Company deconsolidated TriCo Capital Trust I as of and for year ended December 31, 2003. The $20,619,000 of junior subordinated debentures issued by TriCo Capital Trust I were reflected as junior subordinated debt in the consolidated balance sheets at December 31, 2005 and 2004. The common stock issued by TriCo Capital Trust I was recorded in other assets in the consolidated balance sheets at December 31, 2006 and 2005.

Prior to December 31, 2003, TriCo Capital Trust I was a consolidated subsidiary and was included in liabilities in the consolidated balance sheets, as "Trust preferred securities." The common securities and debentures, along with the related income effects were eliminated in the consolidated financial statements.

On June 22, 2004, the Company formed a second subsidiary business trust, TriCo Capital Trust II, to issue trust preferred securities. Concurrently with the issuance of the trust preferred securities, the trust issued 619 shares of common stock to the Company for $1,000 per share or an aggregate of $619,000. In addition, the Company issued a Junior Subordinated Debenture to the Trust in the amount of $20,619,000. The terms of the Junior Subordinated Debenture are materially consistent with the terms of the trust preferred securities issued by TriCo Capital Trust II. Also on June 22, 2004, TriCo Capital Trust II completed an offering of 20,000 shares of cumulative trust preferred securities for cash in an aggregate amount of $20,000,000. The trust preferred securities are mandatorily redeemable upon maturity on July 23, 2034 with an interest rate that resets quarterly at three-month LIBOR plus 2.55%, or 4.10% for the first quarterly interest period. TriCo Capital Trust II has the right to redeem the trust preferred securities on or after July 23, 2009. The trust preferred securities were issued through an underwriting syndicate to which the Company paid underwriting fees of $2.50 per trust preferred security or an aggregate of $50,000. The net proceeds of $19,950,000 were used to finance the opening of new branches, improve bank services and technology, repurchase shares of the Company's common stock under its repurchase plan and increase the Company's capital. The trust preferred securities have not been and will not be registered under the Securities Act of 1933, as amended, or applicable state securities laws and were sold pursuant to an exemption from registration under the Securities Act of 1933. The trust preferred securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933, as amended, and applicable state securities laws.

The $20,619,000 of junior subordinated debentures issued by TriCo Capital Trust II were reflected as junior subordinated debt in the consolidated balance sheets at December 31, 2006 and 2005. The common stock issued by TriCo Capital Trust II was recorded in other assets in the consolidated balance sheets at December 31, 2006 and 2005.

The debentures issued by TriCo Capital Trust I and TriCo Capital Trust II, less the common securities of TriCo Capital Trust I and TriCo Capital Trust II, continue to qualify as Tier 1 or Tier 2 capital under interim guidance issued by the Board of Governors of the Federal Reserve System (Federal Reserve Board).

Note 9 - Commitments and Contingencies (See also Notes 5 and 16)

The Company has entered into employment agreements or change of control agreements with certain officers of the Company providing severance payments to the officers in the event of a change in control of the Company and termination for other than cause or after a substantial and material change in the officer's title, compensation or responsibilities.

The Company is a defendant in legal actions arising from normal business activities. Management believes, after consultation with legal counsel, that these actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the Company's consolidated financial position or results from operations.

Note 10 – Shareholders' Equity

Stock Split
On March 11, 2004, the Board of Directors of TriCo Bancshares approved a two-for-one stock split of its common stock. The stock split was effected in the form of a stock dividend that entitled each shareholder of record at the close of business on April 9, 2004 to receive one additional share for every share of TriCo common stock held on that date. Shares resulting from the split were distributed on April 30, 2004.

Dividends Paid
The Bank paid to the Company cash dividends in the aggregate amounts of $8,995,000, $11,190,000 and $3,075,000 in 2006, 2005 and 2004, respectively. The Bank is regulated by the Federal Deposit Insurance Corporation (FDIC) and the State of California Department of Financial Institutions. California banking laws limit the Bank's ability to pay dividends to the lesser of (1) retained earnings or (2) net income for the last three fiscal years, less cash distributions paid during such period. Under this regulation, at December 31, 2006, the Bank may pay dividends of $52,476,000.

Shareholders' Rights Plan
On June 25, 2001, the Company announced that its Board of Directors adopted and entered into a Shareholder Rights Plan designed to protect and maximize shareholder value and to assist the Board of Directors in ensuring fair and equitable benefit to all shareholders in the event of a hostile bid to acquire the Company.

The Company adopted this Rights Plan to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, the Rights Plan imposes a significant penalty upon any person or group that acquires 15% or more of the Company's outstanding common stock without approval of the Company's Board of Directors. The Rights Plan was not adopted in response to any known attempt to acquire control of the Company.

Under the Rights Plan, a dividend of one Preferred Stock Purchase Right was declared for each common share held of record as of the close of business on July 10, 2001. No separate certificates evidencing the Rights will be issued unless and until they become exercisable.

The Rights generally will not become exercisable unless an acquiring entity accumulates or initiates a tender offer to purchase 15% or more of the Company's common stock. In that event, each Right will entitle the holder, other than the unapproved acquirer and its affiliates, to purchase either the Company's common stock or shares in an acquiring entity at one-half of market value.

The Right's initial exercise price, which is subject to adjustment, is $49.00 per Right. The Company's Board of Directors generally will be entitled to redeem the Rights at a redemption price of $.01 per Right until an acquiring entity acquires a 15% position. The Rights expire on July 10, 2011.

Stock Repurchase Plan
On March 11, 2004, the Board of Directors of TriCo Bancshares approved an increase in the maximum number of shares to be repurchased under the Company's stock repurchase plan originally announced on July 31, 2003 from 250,000 to 500,000 effective on April 9, 2004, solely to conform with the two-for-one stock split noted above. The 250,000 shares originally authorized for repurchase under this plan represented approximately 3.2% of the Company's approximately 7,852,000 common shares outstanding as of July 31, 2003. This plan has no stated expiration date for the repurchases, which may occur from time to time as market conditions allow. As of December 31, 2006, the Company repurchased 374,371 shares under this plan as adjusted for the 2-for-1 stock split paid on April 30, 2004, which leaves 125,629 shares available for repurchase under the plan.

Note 11 - Stock Options

In May 2001, the Company adopted the TriCo Bancshares 2001 Stock Option Plan (2001 Plan) covering officers, employees, directors of, and consultants to, the Company. Under the 2001 Plan, the option price cannot be less than the fair market value of the Common Stock at the date of grant except in the case of substitute options. Options for the 2001 Plan expire on the tenth anniversary of the grant date. Vesting schedules under the 2001 Plan are determined individually for each grant.

In May 1995, the Company adopted the TriCo Bancshares 1995 Incentive Stock Option Plan (1995 Plan) covering key employees. Under the 1995 Plan, the option price cannot be less than the fair market value of the Common Stock at the date of grant. Options for the 1995 Plan expire on the tenth anniversary of the grant date. Vesting schedules under the 1995 Plan are determined individually for each grant.

As of December 31, 2006, options for the purchase of 416,430 and 0 common shares remained available for grant under the 2001 and 1995 Plans, respectively. Stock option activity is summarized in the following table:

	Number Of Shares	Option Price Per Share			Weighted Average Exercise Price	Weighted Average Fair Value of Grants
Outstanding at December 31, 2003	1,648,696	$1.59	to	$13.33	$8.94	
Options granted	235,520	$17.38	to	$17.40	$17.38	$3.15
Options exercised	(222,669)	$1.59	to	$13.33	$6.06	
Outstanding at December 31, 2004	1,661,547	$2.62	to	$17.40	$10.52	
Options granted	112,000	$19.35	to	$20.58	$19.87	$4.30
Options exercised	(136,289)	$2.62	to	$17.40	$7.14	
Options forfeited	(496)	$5.65	to	$5.65	$5.65	
Outstanding at December 31, 2005	1,636,762	$5.65	to	S20.58	$11.44	
Options granted	87,000	$24.46	to	$25.91	$25.16	$8.50
Options exercised	(190,287)	$6.13	to	$17.40	$8.66	
Options forfeited	(994)	$11.80	to	$11.80	$11.80	
Outstanding at December 31, 2006	1,532,481	$5.65	to	$25.91	$12.57	

During the year ended December 31, 2006, the intrinsic value of options exercised and the fair value of options that vested were $3,446,000 and $662,000, respectively. The fair value of options granted during the year ended December 31, 2006 was based on the following average expectations: term of 7.1 years, volatility of 32.6%, annual rate of quarterly dividends of 1.91%, and a discount rate of 4.86%.

During the year ended December 31, 2005, the intrinsic value of options exercised and the fair value of options that vested were $1,984,000 and $675,000, respectively. The fair value of options granted during the year ended December 31, 2005 was based on the following average expectations: term of 6.5 years, volatility of 21.2%, annual rate of quarterly dividends of 2.22%, and a discount rate of 3.90%.

The total intrinsic value of stock options exercised during the year ended December 31, 2006 was $3,446,000 for which no compensation costs were previously recognized nor tax benefits recognized in equity upon issuance. Cash received from the exercise of stock options during the year ended December 31, 2006 totaled $537,000. In addition, 40,915 shares of the Company's common stock with market value of $1,109,000 were tendered by optionees and repurchased at market value by the Company, in lieu of cash, to exercise options during the year ended December 31, 2006 as permitted by the Company's option plans.

The following table shows the number, weighted-average exercise price, and the weighted average remaining contractual life of options outstanding, and the number and weighted-average exercise price of options exercisable as of December 31, 2006 by range of exercise price:

	Outstanding Options			Exercisable Options	
Range of Exercise Price	Number	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Number	Weighted-Average Exercise Price
$4-$6	448	$5.65	3.25	448	$5.65
$8-$10	695,940	$8.25	3.99	695,940	$8.25
$10-$12	40,000	$11.72	5.94	32,000	$11.72
$12-$14	373,000	$12.72	6.41	295,000	$12.69
$16-$18	24,093	$17.38	7.16	147,485	$17.38
$18-$20	65,000	$19.35	8.15	26,000	$19.35
$20-$22	47,000	$20.58	8.39	44,000	$20.58
$24-$26	87,000	$25.16	9.52	-	-

The following table shows the number, weighted-average exercise price, intrinsic value, weighted average remaining contractual life, average remaining vesting period, and remaining compensation cost to be recognized over the remaining vesting period of options exercisable, options not yet exercisable and total options outstanding as of December 31, 2006:

(dollars in thousands except exercise price)	Currently Exercisable	Currently Not Exercisable	Total Outstanding
Number of options	1,240,873	291,608	1,532,481
Weighted average exercise price	$11.15	$18.62	$12.57
Intrinsic value	$19,932	$2,505	$22,437
Weighted average remaining contractual term (yrs.)	5.23	7.78	5.72

The 291,608 options that are not currently exercisable as of December 31, 2006 are expected to vest, on a weighted-average basis, over the next 1.42 years, and the Company is expected to recognize $946,000 of pre-tax compensation costs related to these options as they vest.

Note 12 - Other Noninterest Income and Expenses

The components of other noninterest income were as follows (in thousands):

	Years Ended December 31,		
	2006	2005	2004
Sale of customer checks	$210	$218	$227
Gain on sale of foreclosed assets	—	—	566
Lease brokerage income	247	301	227
Commission rebates	653	498	206
Other	399	293	392
Total other noninterest income	$1,509	$1,310	$1,618

Mortgage loan servicing fees, net of amortization of mortgage loan servicing rights, totaling $558,000, $267,000, and $189,000 were recorded in service charges and fees noninterest income for the years ended December 31, 2006, 2005, and 2004, respectively.

The components of other noninterest expense were as follows (in thousands):

	Years Ended December 31,		
	2006	2005	2004
Equipment and data processing	$5,926	$5,783	$5,315
Occupancy	4,450	4,041	3,926
Advertising	2,090	1,732	1,026
ATM network charges	1,839	1,644	1,322
Telecommunications	1,573	1,521	1,773
Intangible amortization	1,395	1,381	1,358
Professional fees	1,652	1,247	2,481
Courier service	1,308	1,151	1,057
Postage	1,006	889	864
Assessments	326	312	297
Change in reserve for unfunded commitments	36	281	649
Operational losses	374	225	428
Net foreclosed assets expense	-	-	11
Other	8,296	7,977	7,130
Total other noninterest expense	$30,271	$28,184	$27,637

Note 13 - Income Taxes

The components of consolidated income tax expense are as follows:

	2006	2005	2004
		(in thousands)	
Current tax expense			
Federal	$14,155	$12,937	$10,234
State	4,812	4,453	3,348
	18,967	17,390	13,582
Deferred tax benefit			
Federal	(1,329)	(1,763)	(790)
State	(350)	(460)	(340)
	(1,679)	(2,223)	(1,130)
Total tax expense	$17,288	$15,167	$12,452

A deferred tax asset or liability is recognized for the tax consequences of temporary differences in the recognition of revenue and expense for financial and tax reporting purposes. The net change during the year in the deferred tax asset or liability results in a deferred tax expense or benefit.

Taxes recorded directly to shareholders' equity are not included in the preceding table. These taxes (benefits) relating to changes in minimum pension liability amounting to ($880,000) in 2006, ($155,000) in 2005, and ($155,000) in 2004, unrealized gains and losses on available-for-sale investment securities amounting to $376,000 in 2006, ($2,421,000) in 2005, and ($1,327,000) in 2004, and benefits related to employee stock options of ($205,000) in 2006, ($425,000) in 2005, ($330,000) in 2004, were recorded directly to shareholders' equity.

The temporary differences, tax effected, which give rise to the Company's net deferred tax asset recorded in other assets are as follows as of December 31 for the years indicated:

	2006	2005
Deferred tax assets:	(in thousands)	
Allowance for losses	$7,889	$7,538
Deferred compensation	3,442	3,060
Accrued pension liability	2,705	2,330
Unrealized loss on securities	1,621	1,997
State taxes	1,651	1,474
Intangible amortization	1,324	1,238
Additional minimum pension liability	1,659	778
Stock option expense	207	-
Nonaccrual interest	150	402
OREO write downs	76	76
Capital lease	63	-
Total deferred tax assets	20,787	18,893
Deferred tax liabilities:		
Depreciation	(860)	(1,205)
Core deposit premium	(700)	(904)
Securities income	(947)	(789)
Merger related fixed asset valuations	(379)	(379)
Securities accretion	(146)	(179)
Mortgage servicing rights valuation	(110)	-
Capital lease	-	(75)
Other, net	(317)	(218)
Total deferred tax liability	(3,459)	(3,749)
Net deferred tax asset	$17,328	$15,144

The Company believes that a valuation allowance is not needed to reduce the deferred tax assets as it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The provisions for income taxes applicable to income before taxes for the years ended December 31, 2006, 2005 and 2004 differ from amounts computed by applying the statutory Federal income tax rates to income before taxes. The effective tax rate and the statutory federal income tax rate are reconciled as follows:

	Years Ended December 31,		
	2006	2005	2004
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	6.6	6.7	6.3
Tax-exempt interest on municipal obligations	(1.3)	(1.5)	(1.8)
Increase in cash value of insurance policies	(1.4)	(1.4)	(1.6)
Other	0.3	0.3	0.2
Effective Tax Rate	39.2%	39.1%	38.2%

Note 14 - Retirement Plans

401(k) Plan
The Company sponsors a 401(k) Plan whereby substantially all employees age 21 and over with 90 days of service may participate. Participants may contribute a portion of their compensation subject to certain limits based on federal tax laws. The Company does not contribute to the 401(k) Plan. The Company did not incur any expenses attributable to the 401(k) Plan during 2006, 2005, and 2004.

Employee Stock Ownership Plan
Substantially all employees with at least one year of service are covered by a discretionary employee stock ownership plan (ESOP). Contributions are made to the plan at the discretion of the Board of Directors. Contributions to the plan totaling $1,498,000 in 2006, $1,279,000 in 2005, and $1,447,000 in 2004 are included in salary expense. Company shares owned by the ESOP are paid dividends and included in the calculation of earnings per share exactly as other common shares outstanding.

Deferred Compensation Plans
The Company has deferred compensation plans for directors and key executives, which allow directors and key executives designated by the Board of Directors of the Company to defer a portion of their compensation. The Company has purchased insurance on the lives of the participants and intends to hold these policies until death as a cost recovery of the Company's deferred compensation obligations of $8,187,000, and $7,278,000 at December 31, 2006 and 2005, respectively. Earnings credits on deferred balances totaling $724,000 in 2006, $599,000 in 2005, and $591,000 in 2004 are included in noninterest expense.

Supplemental Retirement Plans
The Company has supplemental retirement plans for directors and key executives. These plans are non-qualified defined benefit plans and are unsecured and unfunded. The Company has purchased insurance on the lives of the participants and intends to hold these policies until death as a cost recovery of the Company's retirement obligations. The cash values of the insurance policies purchased to fund the deferred compensation obligations and the retirement obligations were $43,536,000 and $41,768,000 at December 31, 2006 and 2005, respectively.

The Company recorded in other liabilities an additional minimum pension liability of $3,946,000 and $3,197,000 related to the supplemental retirement plans as of December 31, 2006 and 2005, respectively. These amounts represent the amount by which the projected benefit obligations for these retirement plans exceeded the fair value of plan assets plus amounts previously accrued related to the plans. The projected benefit obligation is recorded in other liabilities. At December 31, 2006, the Company adopted SFAS 158, which was previously discussed in Note 1. The incremental impact of adoption of SFAS 158 was an increase in additional minimum liability of $2,095,000, which was offset by a reduction of shareholders' equity of $1,215,000, representing the after-tax impact of the adoption, and the related deferred tax asset of $880,000.

At December 31, 2006, the additional minimum pension liability of $3,946,000 was offset by a reduction of shareholders' equity accumulated other comprehensive loss of $2,287,000 representing the after-tax impact of the additional minimum pension liability, and the related deferred tax asset of $1,659,000. At December 31, 2005, the additional minimum pension liability of $3,197,000 was offset by an intangible asset of $1,346,000 representing the extent of previously unrecognized net transitional obligation and unrecognized prior service costs of each plan, a reduction of shareholders' equity (accumulated other comprehensive loss) in the amount of $1,072,000 representing the after-tax impact the additional minimum pension liability in excess of previously unrecognized prior service cost and unrecognized net transitional obligation, and the related deferred tax asset of $778,000. The Company expects to recognize approximately $113,000 of the net actuarial loss reported in the following table as of December 31, 2006 as a component of net periodic benefit cost during 2007. Amounts recognized as a component of accumulated other comprehensive loss as of year-end that have not been recognized as a component of the combined net period benefit cost of the Company's defined benefit pension plans are presented in the following table.

	December 31,	
(in thousands)	2006	2005
Net actuarial loss	($2,616)	($2,790)
Deferred tax benefit	1,100	1,173
Amount included in accumulated other comprehensive loss, net of tax	($1,516)	($1,617)

Information pertaining to the activity in the supplemental retirement plans, using a measurement date of December 31, is as follows:

	December 31, 2006	December 31, 2005
	(in thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of year	($9,865)	($8,771)
Service cost	(555)	(417)
Interest cost	(528)	(533)
Amendments	-	(7)
Actuarial gain/(loss)	40	(654)
Benefits paid	530	517
Benefit obligation at end of year	($10,378)	($9,865)
Change in plan assets:		
Fair value of plan assets at beginning of year	$ –	$ –
Fair value of plan assets at end of year	$ –	$ –
Funded status	($10,378)	($9,865)
Unrecognized net obligation existing at January 1, 1986	25	27
Unrecognized net actuarial loss	2,616	2,790
Unrecognized prior service cost	1,305	1,507
Intangible asset	-	(1,346)
Accumulated other comprehensive income	(3,946)	(1,851)
Accrued benefit cost	($10,378)	($8,738)
Accumulated benefit obligation	($8,830)	($8,738)

The following table sets forth the net periodic benefit cost recognized for the supplemental retirement plans:

	Years Ended December 31, 2006	2005	2004
	(in thousands)		
Net pension cost included the following components:			
Service cost-benefits earned during the period	$555	$417	$326
Interest cost on projected benefit obligation	528	533	449
Amortization of net obligation at transition	2	6	10
Amortization of prior service cost	201	224	160
Recognized net actuarial loss	134	94	81
Net periodic pension cost	$1,420	$1,273	$1,026

The following table sets forth assumptions used in accounting for the plans:

	Years Ended December 31, 2006	2005	2004
Discount rate used to calculate benefit obligation	5.75%	5.50%	6.25%
Discount rate used to calculate net periodic pension cost	5.50%	6.25%	6.25%
Average annual increase in executive compensation	5.00%	5.00%	5.00%
Average annual increase in director compensation	2.50%	2.50%	2.50%

The following table sets forth the expected benefit payments to participants and estimated contributions to be made by the Company under the supplemental retirement plans for the years indicated:

Years Ended	Expected Benefit Payments to Participants	Estimated Company Contributions
	(in thousands)	
2007	$524	$524
2008	512	512
2009	512	512
2010	512	512
2011	462	462
2012-2016	$1,967	$1,967

Note 15 - Related Party Transactions

Certain directors, officers, and companies with which they are associated were customers of, and had banking transactions with, the Company or the Bank in the ordinary course of business. It is the Company's policy that all loans and commitments to lend to officers and directors be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers of the Bank.

The following table summarizes the activity in these loans for 2006:

Balance December 31, 2005	Advances/ New Loans	Removed/ Payments	Balance December 31, 2006
(in thousands)			
$10,146	$5,726	$9,335	$6,537

Note 16 - Financial Instruments With Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and deposit account overdraft privilege. Those instruments involve, to varying degrees, elements of risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company's exposure to loss in the event of nonperformance by the other party to the financial instrument for deposit account overdraft privilege is represented by the overdraft privilege amount disclosed to the deposit account holder.

	December 31,	
	2006	2005
	(in thousands)	
Financial instruments whose amounts represent risk:		
Commitments to extend credit:		
Commercial loans	$107,360	$121,414
Consumer loans	408,317	339,247
Real estate mortgage loans	37,859	29,730
Real estate construction loans	63,262	127,572
Standby letters of credit	6,335	8,527
Deposit account overdraft privilege	33,290	35,002

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates of one year or less or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on Management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. Most standby letters of credit are issued for one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral requirements vary, but in general follow the requirements for other loan facilities.

Deposit account overdraft privilege amount represents the unused overdraft privilege balance available to the Company's deposit account holders who have deposit accounts covered by an overdraft privilege. The Company has established an overdraft privilege for certain of its deposit account products whereby all holders of such accounts who bring their accounts to a positive balance at least once every thirty days receive the overdraft privilege. The overdraft privilege allows depositors to overdraft their deposit account up to a predetermined level. The predetermined overdraft limit is set by the Company based on account type.

Note 17 - Disclosure of Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practical to estimate that value. Cash and due from banks, fed funds purchased and sold, accrued interest receivable and payable, and short-term borrowings are considered short-term instruments. For these short-term instruments their carrying amount approximates their fair value.

Securities
For all securities, fair values are based on quoted market prices or dealer quotes. See Note 3 for further analysis.

Loans
The fair value of variable rate loans is the current carrying value. The interest rates on these loans are regularly adjusted to market rates. The fair value of other types of fixed rate loans is estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities. The allowance for loan losses is a reasonable estimate of the valuation allowance needed to adjust computed fair values for credit quality of certain loans in the portfolio.

Deposit Liabilities and Long-Term Debt
The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. These values do not consider the estimated fair value of the Company's core deposit intangible, which is a significant unrecognized asset of the Company. The fair value of time deposits and debt is based on the discounted value of contractual cash flows.

Commitments to Extend Credit and Standby Letters of Credit
The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counter parties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counter parties at the reporting date.

Fair values for financial instruments are management's estimates of the values at which the instruments could be exchanged in a transaction between willing parties. These estimates are subjective and may vary significantly from amounts that would be realized in actual transactions. In addition, other significant assets are not considered financial assets including, any mortgage banking operations, deferred tax assets, and premises and equipment. Further, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of these estimates. The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2006		December 31, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:	(in thousands)		(in thousands)	
Cash and due from banks	$102,220	$102,220	$90,562	$90,562
Federal funds sold	794	794	2,377	2,377
Securities available-for-sale	198,361	198,361	260,278	260,278
Federal Home Loan Bank stock, at cost	8,320	8,320	7,602	7,602
Loans, net	1,492,965	1,492,617	1,368,809	1,363,623
Cash value of life insurance	43,536	43,536	41,768	41,768
Accrued interest receivable	8,727	8,727	7,641	7,641
Financial liabilities:				
Deposits	1,599,149	1,489,411	1,496,797	1,387,789
Accrued interest payable	7,548	7,548	4,506	4,506
Federal funds purchased	38,000	38,000	96,800	96,800
Other borrowings	39,911	40,119	31,390	31,943
Junior subordinated debt	$41,238	$41,238	$41,238	$41,238

Off-balance sheet:	Contract Amount	Fair Value	Contract Amount	Fair Value
Commitments	$616,798	$6,168	$617,963	$6,180
Standby letters of credit	6,335	63	$8,527	$85
Overdraft privilege commitments	$33,290	$333	$35,002	$350

Note 18 - TriCo Bancshares Financial Statements

TriCo Bancshares (Parent Only) Balance Sheets

	December 31,	
	2006	2005
Assets	(in thousands)	
Cash and Cash equivalents	$1,472	$1,219
Investment in Tri Counties Bank	208,410	188,226
Other assets	1,430	1,778
Total assets	$211,312	$191,223
Liabilities and shareholders' equity		
Other liabilities	$638	$492
Junior subordinated debt	41,238	41,238
Total liabilities	$41,876	$41,730
Shareholders' equity:		
Common stock, no par value: authorized 50,000,000 shares; issued and outstanding 15,857,207 and 15,707,835 shares, respectively	$73,739	$71,412
Retained earnings	100,218	81,906
Accumulated other comprehensive loss, net	(4,521)	(3,825)
Total shareholders' equity	$169,436	$149,493
Total liabilities and shareholders' equity	$211,312	$191,223

Statements of Income

	Years ended December 31,		
	2006	2005	2004
		(in thousands)	
Dividend income	$18	$18	$18
Interest expense	(3,202)	(2,482)	(1,381)
Administration expense	(584)	(536)	(617)
Loss before equity in net income of Tri Counties Bank	(3,768)	(3,000)	(1,980)
Equity in net income of Tri Counties Bank:			
Distributed	8,995	11,190	3,075
Undistributed	20,014	14,213	18,249
Income tax benefit	1,589	1,268	838
Net income	$26,830	$23,671	$20,182

Statements of Cash Flows

	Years ended December 31,		
	2006	2005	2004
Operating activities:		(in thousands)	
Net income	$26,830	$23,671	$20,182
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed equity in Tri Counties Bank	(20,014)	(14,213)	(18,249)
Stock option vesting expense	662	—	—
Net change in other assets and liabilities	(167)	(127)	204
Net cash provided by operating activities	7,311	9,331	2,137
Investing activities:			
Investment in TriCo Capital Trust II	—	—	(619)
Capital contributed to Tri Counties Bank	—	—	(19,000)
Net cash used in investing activities	—	—	(19,619)
Financing activities:			
Issuance of junior subordinated debt	—	—	20,619
Issuance of common stock through option exercise	537	972	1,348
Repurchase of common stock	—	(3,161)	(2,793)
Cash dividends paid — common	(7,595)	(7,073)	(6,729)
Net cash provided by (used for) financing activities	(7,058)	(9,262)	12,445
Increase (decrease) in cash and cash equivalents	253	69	(5,037)
Cash and cash equivalents at beginning of year	1,219	1,150	6,187
Cash and cash equivalents at end of year	$1,472	$1,219	$1,150

Note 19 - Regulatory Matters

The Company is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2006, that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that Management believes have changed the institution's category. The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:			(dollars in thousands)			
Total Capital (to Risk Weighted Assets):						
Consolidated	$215,144	11.44%	$150,487	8.0%	N/A	N/A
Tri Counties Bank	$214,118	11.39%	$150,373	8.0%	$187,966	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$196,381	10.44%	$75,244	4.0%	N/A	N/A
Tri Counties Bank	$195,355	10.39%	$75,186	4.0%	$112,780	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	$196,381	10.49%	$74,914	4.0%	N/A	N/A
Tri Counties Bank	$195,355	10.44%	$74,851	4.0%	$93,564	5.0%
As of December 31, 2005:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$189,994	10.79%	$140,906	8.0%	N/A	N/A
Tri Counties Bank	$188,727	10.72%	$140,791	8.0%	$175,989	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$171,955	9.76%	$70,453	4.0%	N/A	N/A
Tri Counties Bank	$170,688	9.70%	$70,396	4.0%	$105,593	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	$171,995	9.72%	$70,785	4.0%	N/A	N/A
Tri Counties Bank	$170,688	9.66%	$70,702	4.0%	$88,378	5.0%

Note 20 - Summary of Quarterly Results of Operations (unaudited)

The following table sets forth the results of operations for the four quarters of 2006 and 2005, and is unaudited; however, in the opinion of Management, it reflects all adjustments (which include only normal recurring adjustments) necessary to present fairly the summarized results for such periods.

	2006 Quarters Ended			
	December 31,	September 30,	June 30,	March 31,
	(dollars in thousands, except per share data)			
Interest income	$31,545	$31,421	$29,379	$27,978
Interest expense	9,821	9,576	8,275	6,773
Net interest income	21,724	21,845	21,104	21,205
Provision for loan losses	-	235	554	500
Net interest income after provision for loan losses	21,724	21,610	20,550	20,705
Noninterest income	6,628	6,649	6,531	6,448
Noninterest expense	17,002	17,026	16,276	16,422
Income before income taxes	11,350	11,233	10,805	10,731
Income tax expense	4,432	4,413	4,248	4,196
Net income	$6,918	$6,820	$6,557	$6,535
Per common share:				
Net income (diluted)	$ 0.42	$ 0.42	$ 0.40	$ 0.40
Dividends	$ 0.12	$ 0.12	$ 0.12	$ 0.12

	2005 Quarters Ended			
	December 31,	September 30,	June 30,	March 31,
	(dollars in thousands, except per share data)			
Interest income	$26,876	$25,334	$23,910	$22,636
Interest expense	6,100	5,519	4,789	4,121
Net interest income	20,776	19,815	19,121	18,515
Provision for loan losses	561	947	561	100
Net interest income after provision for loan losses	20,215	18,868	18,560	18,415
Noninterest income	6,621	6,632	6,310	5,327
Noninterest expense	15,800	15,680	15,517	15,113
Income before income taxes	11,036	9,820	9,353	8,629
Income tax expense	4,302	3,859	3,616	3,390
Net income	$6,734	$5,961	$5,737	$5,239
Per common share:				
Net income (diluted)	$ 0.41	$ 0.37	$ 0.35	$ 0.32
Dividends	$ 0.12	$ 0.11	$ 0.11	$ 0.11

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of TriCo Bancshares is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control – Integrated Framework, management of the Company has concluded the Company maintained effective internal control over financial reporting, as such term is defined in Securities Exchange Act of 1934 Rules 13a-15(f), as of December 31, 2006.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is also responsible for the preparation and fair presentation of the consolidated financial statements and other financial information contained in this report. The accompanying consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles and include, as necessary, best estimates and judgments by management.

KPMG LLP, an independent registered public accounting firm, has audited the Company's consolidated financial statements as of and for the year ended December 31, 2006, and the Company's assertion as to the effectiveness of internal control over financial reporting as of December 31, 2006, as stated in its reports, which are included herein.

/s/ Richard P. Smith

Richard P. Smith
President and Chief Executive Officer

/s/ Thomas J. Reddish

Thomas J. Reddish
Executive Vice President and Chief Financial Officer

March 13, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
TriCo Bancshares:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that TriCo Bancshares and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that TriCo Bancshares and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, TriCo Bancshares and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TriCo Bancshares and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated March 13, 2007, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Sacramento, California
March 13, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
TriCo Bancshares:

We have audited the accompanying consolidated balance sheets of TriCo Bancshares and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TriCo Bancshares and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of TriCo Bancshares and subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Sacramento, California
March 13, 2007

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During 2005 and 2006 there were no changes in the Company's accountants.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

As of December 31, 2006, the end of the period covered by this Annual Report on Form 10-K, the Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer each concluded that as of December 31, 2006, the Company's disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and instructions for Form 10-K.

(b) Management's Report on Internal Control over Financial Reporting and Attestation Report of Registered Public Accounting Firm

The Company's management is responsible for establishing and maintaining effective internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 as amended). The Company's internal control over financial reporting is under the general oversight of the Board of Directors acting through the Audit Committee, which is composed entirely of independent directors. KPMG LLP, the Company's independent registered public accounting firm, has direct and unrestricted access to the Audit Committee at all times, with no members of management present, to discuss its audit and any other matters that have come to its attention that may affect the Company's accounting, financial reporting or internal controls. The Audit Committee meets periodically with management, internal auditors and KPMG LLP to determine that each is fulfilling its responsibilities and to support actions to identify, measure and control risk and augment internal control over financial reporting. Internal control over financial reporting, however, cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations.

Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2006 based on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2006. Management's report on internal control over financial reporting is set forth on page 73 of this Annual Report on Form 10-K, and is incorporated herein by reference. Management's assessment of the effectiveness of the Company's internal control over financial reporting has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its attestation report, which is set forth on page 74 of this Annual Report of Form 10-K, and is incorporated herein by reference.

(c) Changes in Internal Control over Financial Reporting

No change in the Company's internal control over financial reporting occurred during the fourth quarter of the year ended December 31, 2006, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

All information required to be disclosed in a current report on Form 8-K during the fourth quarter of 2006 was so disclosed.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 is incorporated herein by reference from the Company's Proxy Statement for the annual meeting of shareholders to be held on May 22, 2007, which will be filed with the Commission pursuant to Regulation 14A.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference from the Company's Proxy Statement for the annual meeting of shareholders to be held on May 22, 2007, which will be filed with the Commission pursuant to Regulation 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is incorporated herein by reference from the Company's Proxy Statement for the annual meeting of shareholders to be held on May 22, 2007, which will be filed with the Commission pursuant to Regulation 14A.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated herein by reference from the Company's Proxy Statement for the annual meeting of shareholders to be held on May 22, 2007, which will be filed with the Commission pursuant to Regulation 14A.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated herein by reference from the Company's Proxy Statement for the annual meeting of shareholders to be held on May 22, 2007, which will be filed with the Commission pursuant to Regulation 14A.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report:

1. All Financial Statements.

   The consolidated financial statements of Registrant are included beginning at page 42 of Item 8 of this report, and are incorporated herein by reference.

2. Financial statement schedules.

   Schedules have been omitted because they are not applicable or are not required under the instructions contained in Regulation S-X or because the information required to be set forth therein is included in the consolidated financial statements or notes thereto at Item 8 of this report.

3. Exhibits.

   The following documents are included or incorporated by reference in this annual report on Form 10-K, and this list includes the Exhibit Index.

Exhibit No. | Exhibit Index

3.1* Restated Articles of Incorporation dated May 9, 2003, filed as Exhibit 3.1 to TriCo's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

3.2* Bylaws of TriCo Bancshares, as amended, filed as Exhibit 3.2 to TriCo's Form S-4 Registration Statement dated January 16, 2003 (No. 333-102546).

4* Certificate of Determination of Preferences of Series AA Junior Participating Preferred Stock filed as Exhibit 3.3 to TriCo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

10.1* Rights Agreement dated June 25, 2001, between TriCo and Mellon Investor Services LLC filed as Exhibit 1 to TriCo's Form 8-A dated July 25, 2001.

10.2* Form of Change of Control Agreement dated as of August 23, 2005, between TriCo, Tri Counties Bank and each of Bruce Belton, Craig Carney, Gary Coelho, W.R. Hagstrom, Andrew Mastorakis, Rick Miller, Richard O'Sullivan, Thomas Reddish, and Ray Rios filed as Exhibit 10.2 to TriCo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

10.6* TriCo's 1995 Incentive Stock Option Plan filed as Exhibit 4.1 to TriCo's Form S-8 Registration Statement dated August 23, 1995 (No. 33-62063).

10.7* TriCo's 2001 Stock Option Plan, as amended, filed as Exhibit 10.7 to TriCo's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

10.8* Amended Employment Agreement between TriCo and Richard Smith dated as of August 23, 2005 filed as Exhibit 10.8 to TriCo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

10.9* Tri Counties Bank Executive Deferred Compensation Plan restated April 1, 1992, and January 1, 2005 filed as Exhibit 10.9 to TriCo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

10.10* Tri Counties Bank Deferred Compensation Plan for Directors effective January 1, 2005 filed as Exhibit 10.10 to TriCo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

10.11* 2005 Tri Counties Bank Deferred Compensation Plan for Executives and Directors effective January 1, 2005 filed as Exhibit 10.11 to TriCo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

10.13* Tri Counties Bank Supplemental Retirement Plan for Directors dated September 1, 1987, as restated January 1, 2001, and amended and restated January 1, 2004 filed as Exhibit 10.12 to TriCo's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

10.14* 2004 TriCo Bancshares Supplemental Retirement Plan for Directors effective January 1, 2004 filed as Exhibit 10.13 to TriCo's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

10.15* Tri Counties Bank Supplemental Executive Retirement Plan effective September 1, 1987, as amended and restated January 1, 2004 filed as Exhibit 10.14 to TriCo's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

10.16* 2004 TriCo Bancshares Supplemental Executive Retirement Plan effective January 1, 2004 filed as Exhibit 10.15 to TriCo's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

10.17* Form of Joint Beneficiary Agreement effective March 31, 2003 between Tri Counties Bank and each of George Barstow, Dan Bay, Ron Bee, Craig Carney, Robert Elmore, Greg Gill, Richard Miller, Andrew Mastorakis, Richard

O'Sullivan, Thomas Reddish, Jerald Sax, and Richard Smith, filed as Exhibit 10.14 to TriCo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

10.18* Form of Joint Beneficiary Agreement effective March 31, 2003 between Tri Counties Bank and each of Don Amaral, William Casey, Craig Compton, John Hasbrook, Michael Koehnen, Wendell Lundberg, Donald Murphy, Carroll Taresh, and Alex Vereshagin, filed as Exhibit 10.15 to TriCo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

10.19* Form of Tri-Counties Bank Executive Long Term Care Agreement effective June 10, 2003 between Tri Counties Bank and each of Craig Carney, Andrew Mastorakis, Richard Miller, Richard O'Sullivan, and Thomas Reddish, filed as Exhibit 10.16 to TriCo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

10.20* Form of Tri-Counties Bank Director Long Term Care Agreement effective June 10, 2003 between Tri Counties Bank and each of Don Amaral, William Casey, Craig Compton, John Hasbrook, Michael Koehnen, Donald Murphy, Carroll Taresh, and Alex Vereschagin, filed as Exhibit 10.17 to TriCo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

10.21* Form of Indemnification Agreement between TriCo Bancshares/Tri Counties Bank and each of the directors of TriCo Bancshares/Tri Counties Bank effective on the date that each director is first elected, filed as Exhibit 10.18 to TriCo'S Annual Report on Form 10-K for the year ended December 31, 2003.

10.22* Form of Indemnification Agreement between TriCo Bancshares/Tri Counties Bank and each of Craig Carney, W.R. Hagstrom, Andrew Mastorakis, Rick Miller, Richard O'Sullivan, Thomas Reddish, Ray Rios, and Richard Smith filed as Exhibit 10.21 to TriCo's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

21.1 Tri Counties Bank, a California banking corporation, TriCo Capital Trust I, a Delaware business trust, and TriCo Capital Trust II, a Delaware business trust, are the only subsidiaries of Registrant

23.1 Independent Registered Public Accounting Firm's Consent

31.1 Rule 13a-14(a)/15d-14(a) Certification of CEO

31.2 Rule 13a-14(a)/15d-14(a) Certification of CFO

32.1 Section 1350 Certification of CEO

32.2 Section 1350 Certification of CFO

* Previously filed and incorporated by reference.

(c) Exhibits filed:

See Exhibit Index under Item 15(a)(3) above for the list of exhibits required to be filed by Item 601 of regulation S-K with this report.

(d) Financial statement schedules filed:

See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2007 TRICO BANCSHARES

By: /s/ Richard P. Smith
Richard P. Smith, President
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Date: March 13, 2007 /s/ Richard P. Smith
Richard P. Smith, President, Chief Executive
Officer and Director (Principal Executive Officer)

Date: March 13, 2007 /s/ Thomas J. Reddish
Thomas J. Reddish, Executive Vice President and Chief Financial
Officer (Principal Financial and Accounting Officer)

Date: March 13, 2007 /s/ Donald J. Amaral
Donald J. Amaral, Director

Date: March 13, 2007 /s/ William J. Casey
William J. Casey, Director and Chairman
of the Board

Date: March 13, 2007 /s/ Craig S. Compton
Craig S. Compton, Director

Date: March 13, 2007 /s/ John S.A. Hasbrook
John S.A. Hasbrook, Director

Date: March 13, 2007 /s/ Michael W. Koehnen
Michael W. Koehnen, Director

Date: March 13, 2007

/s/ Donald E. Murphy
Donald E. Murphy, Director and
Vice Chairman of the Board

Date: March 13, 2007

/s/ Steve G. Nettleton
Steve G. Nettleton, Director

Date: March 13, 2007

/s/ Carroll R. Taresh
Carroll R. Taresh, Director

Date: March 13, 2007

/s/ Alex A. Vereschagin
Alex A. Vereschagin, Jr., Director

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
TriCo Bancshares:

We consent to the incorporation by reference in the registration statements (Nos. 33-88702, 33-62063, and 33-66064) on Form S-8 of TriCo Bancshares of our reports dated March 13, 2007, with respect to the consolidated balance sheets of TriCo Bancshares and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, which report appears in the December 31, 2006, annual report on Form 10-K of TriCo Bancshares.

/s/ KPMG LLP

Sacramento, California
March 13, 2007

Exhibit 31.1

Rule 13a-14/15d-14 Certification of CEO

I, Richard P. Smith, certify that;

1. I have reviewed this annual report on Form 10-K of TriCo Bancshares;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2007

/s/ Richard P. Smith
Richard P. Smith
President and Chief Executive Officer

Exhibit 31.2

Rule 13a-14/15d-14 Certification of CFO

I, Thomas J. Reddish, certify that;

1. I have reviewed this annual report on Form 10-K of TriCo Bancshares;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2007

/s/ Thomas J. Reddish
Thomas J. Reddish
Executive Vice President and Chief Financial Officer

Exhibit 32.1

Section 1350 Certification of CEO

In connection with the Annual Report of TriCo Bancshares (the "Company") on Form 10-K for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard P. Smith, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Richard P. Smith
Richard P. Smith
President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to TriCo Bancshares and will be retained by TriCo Bancshares and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

Section 1350 Certification of CFO

In connection with the Annual Report of TriCo Bancshares (the "Company") on Form 10-K for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas J. Reddish, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Thomas J. Reddish
Thomas J. Reddish
Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to TriCo Bancshares and will be retained by TriCo Bancshares and furnished to the Securities and Exchange Commission or its staff upon request.

This Page Left Intentionally Blank



TRICO BANCSHARES
63 Constitution Drive
Chico, California 95973
tel 530.898.0300
fax 530.898.0310
www.tricountiesbank.com


END